Exhibit 99.1

Preliminary Economic Assessment, Bolivar Mine, Mexico
Effective Date: December 31, 2019 Report Date: October 19, 2020 Prepared for Sierra Metals Inc.

Signed by Qualified Persons:

Américo Zuzunaga Cardich, Sierra Metals Inc., Vice President Corporate Planning

Cliff Revering, P. Eng., SRK Principal Consultant (Resource Geology)

Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining)

Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy)

Jarek Jakubec, C. Eng. FIMMM, SRK Practice Leader/Principal Consultant (Mining, Geotechnical)

Prepared by SRK Consulting (Canada) Inc. 2US043.005 October 2020

Preliminary Economic Assessment, Bolivar Mine, Mexico
October 2020
Prepared for	Prepared by
Sierra Metals Inc. Av. Pedro de Osma No. 450, Barranco, Lima 04, Peru	SRK Consulting (Canada) Inc. 2200–1066 West Hastings Street Vancouver, B.C., V6E 3X2 Canada
Tel: +51 1 630 3100 Web: https://www.sierrametals.com	Tel: +1 604 681 4196 Web: www.srk.com
Project No: 2US043.005 File Name: Bolivar_TR_PEA_2US043.005_Final_Draft_20201030.docx

Copyright © SRK Consulting (Canada) Inc., 2020

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Important Notice

This PEA report was prepared as a National Instrument 43-101 Technical Report for Sierra Metals Inc. (“Sierra Metals”) by SRK Consulting (Canada) Inc. (“SRK”). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in SRK’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Sierra Metals subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Sierra Metals to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Sierra Metals. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

Copyright

This report is protected by copyright vested in SRK Consulting (Canada) Inc. It may not be reproduced or transmitted in any form or by any means whatsoever to any person without the written permission of the copyright holder, other than in accordance with stock exchange and other regulatory authority requirements.

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1	Executive Summary

Sierra Metals Inc. (Sierra Metals) own and operate the Bolivar Mine and Piedras Verdes processing plant (combined to form the Property) located in the Piedras Verdes District of Chihuahua State, Mexico, approximately 250 km southwest of the city of Chihuahua. The Property consists of 14 mineral concessions totalling 6,800 ha.

Sierra Metals engaged various specialist groups to evaluate how, on a conceptual level, mining, mineral processing, and tailings management could be adapted at the Property to achieve a sustainable and staged increase in mine production and mill throughput.

This Preliminary Economic Assessment (PEA) report was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM, 2014).

The reader is reminded that PEA studies are indicative and not definitive and that the resources used in the proposed mine plan include Inferred Resources that are too speculative to be used in an economic analysis, except as allowed for by the Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101) in PEA studies. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Inferred Resources can be converted to Indicated or Measured Resources or Mineral Reserves, and as such, there is no certainty that the results of this PEA will be realized.

This PEA report is not a wholly independent report as some sections have been prepared and signed off by qualified persons (QPs) from Sierra Metals, the project owner and producing issuer. The terms ‘QP’ and ‘producing issuer’ used here are as defined under NI43-101 Standards of Disclosure for Mineral Projects. The QPs responsible for this report are listed in Sections 2.1 and 2.2.

1.1	Property Description and Ownership

The Bolivar Property is owned by Sierra Metals. The Property consists of 14 mineral concessions (approximately 6,800 ha) in the northern Mexican state of Chihuahua. The Property is in the Piedras Verdes mining district, 400 km south by road from the city of Chihuahua (population 4.8 million as of 2010) and roughly 10 km southwest of the town of Urique (population 1,102 as of 2010). The Property includes the Bolivar Mine, an historic Cu-Zn skarn deposit that has been actively mined by Sierra Metals since November 2011, as well as the Piedras Verdes processing plant, which is situated approximately 5 km by road from the mine.

1.2	Geology and Mineralization

The Bolivar deposit is a Cu-Zn skarn and is one of many precious and base metal deposits of the Sierra Madre belt, which trends north-northwest across the states of Chihuahua, Durango and Sonora in northwestern Mexico (Meinert, 2007). The deposit is located within the Guerrero composite terrane, which makes up the bulk of western Mexico and is one of the largest accreted terranes in the North American Cordillera. The Guerrero terrane, proposed to have accreted to the margin of nuclear Mexico in the Late Cretaceous, consists of submarine and lesser subaerial volcanic and sedimentary sequences ranging from Upper Jurassic to middle Upper Cretaceous in age. These sequences rest unconformably on deformed and partially metamorphosed early Mesozoic oceanic sequences.

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The Piedras Verdes district is made up of Cretaceous andesitic to basaltic flows and tuffs intercalated with greywacke, limestone, and shale beds. Cu-Zn skarn mineralization is in carbonate rocks adjacent to the Piedras Verde granodiorite. Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the bulk of the mineralization: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization. In both cases, the highest grades are developed where structures and associated breccia zones cross these favorable horizons near skarn-marble contacts.

1.3	Status of Exploration, Development and Operations

The Bolivar Mine is currently an operational project. During 2019, the Piedras Verdes processing plant consistently produced copper concentrate of commercial quality with copper grade ranging between 21.7% Cu to 28% Cu, silver content in concentrate ranging from 392 g/t to 677 g/t, and gold content in concentrate ranging from 3.2 g/t to 7.9 g/t. Metal recovery for copper, silver, and gold averaged monthly 82.9%, 78.3% and 62.3%, respectively. The mined material is transported 5 km to the Piedras Verdes mill which currently operates at 3,500 tonnes of mineralized material per day (tpd).

1.4	Mineral Processing and Metallurgical Testing

Various development and test mining have occurred at the Bolivar Mine under Sierra Metal’s ownership since 2005. Prior to late 2011, no processing facilities were available on site, and the mineralized material was trucked to the Cusi Mine’s Malpaso mill located 270 km by road. Bolivar’s Piedras Verdes processing facilities started operating in November 2011 at 1,000 tpd of nominal throughput. The mineralized material processing capacity was expanded to 2,000 tpd in mid-2013. The mill has been upgraded since and the current nominal throughput capacity is 3,500 tpd although the mine has exceeded this throughput on many occasions and in 2020 has achieved 5,000 tpd.

1.5	Mineral Resource Estimate

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) defines a Mineral Resource as follows:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling”.

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The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade (CoG) taking into account extraction scenarios and processing recoveries. To assess this at Bolivar, SRK has calculated an economic value for each block in terms of US dollars based on the grade of contained metal in the block, multiplied by the assumed recovery for each metal, multiplied by pricing established by Sierra Metals for each commodity. Costs for mining and processing are taken from data provided by Sierra Metals for their current underground mining operation.

The December 31, 2019, consolidated Mineral Resource statement for the Bolivar Mine is presented in Table 1-1.

Table 1-1: Consolidated Bolivar Mine Mineral Resource Statement as of December 31, 2019 – SRK Consulting (Canada), Inc. (1)(2)(3)

Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (M oz)	Au (k oz)	Cu (t)
Indicated	19.4	15.1	0.21	0.77	9.4	127.8	149,116
Inferred	21.4	14.2	0.21	0.78	9.8	145.6	167,077

Source: SRK, 2020

(1)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(2)	All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.
(3)	Mineral Resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

1.6	Mineral Reserve Estimate

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Resource. It includes diluting material and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-feasibility or Feasibility level as appropriate that include the application of Modifying Factors.

A Mineral Reserve has not been estimated for the project as part of this PEA.

The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

1.7	Mining Methods

Bolivar Mine is a producing operation. The primary mining method is underground room and pillar mining. Previous mining at Bolivar has sometimes used lower cost and more productive longhole stope mining in areas where the mineralized zones have a steeper dip angle, and the mine plans to undertake a geotechnical assessment program in 2020/2021 to expand the use of longhole stope mining.

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Current mineralized material production is from the El Gallo Inferior, Chimenea 1 and 2, and the Bolivar West mineralized zones.

The PEA evaluated seven different possible production rates for the Bolivar Mine:

•	5,000 tpd (base case)

•	7,000 tpd in 2024

•	10,000 tpd in 2024

•	10,000 tpd in 2026

•	12,000 tpd in 2024

•	12,000 tpd in 2026

•	15,000 tpd in 2024

An economic analysis of these production rates is provided in Section 22.

Development waste rock is primarily stored underground in historic mine openings. Mineralized material is hauled to the surface using one of several adits or declines accessing the mineralized material, and then dumped onto small surface storage pads outside the portals. The mineralized material is then loaded into rigid-frame, over-the-road trucks and hauled on a gravel road approximately 5 km south to the Piedras Verdes mill. As explained in more detail in Section 18, the mine is constructing an underground tunnel that will enable mineralized material to be delivered via underground truck transport to a portal adjacent to the mill. This development will eliminate the impact of bad weather on the current surface truck haulage system and will provide a lower cost and more reliable method of delivering mineralized material to the plant.

Mine production at Bolivar in 2019 averaged approximately 3,500 tpd, but frequently surpassed 4,000 tpd and achieved rates of 5,000 tpd in early 2020. Due to efficiency improvements through better planning and improved equipment utilization, the mine is currently operating with a production rate of 5,000 tpd.

1.8	Recovery Methods

Sierra Metals operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening, and filtration of the final concentrate. Flotation tails are disposed of in a conventional tailings facility and future tailings (mid-2020) will be deposited as dry-stack tailings. Run of mine mineralized material feed in 2019 totaled 1,269,697 t, equivalent to an average of 105,000 tonnes per month (t/m), or 3,500 tpd. The plant has repeatedly demonstrated that it can process 5,000 tpd and is doing so in 2020.

During 2019, production of copper concentrate consistently ranged between approximately 2,370 t/m and 3,850 t/m, equivalent to roughly a 2.9% mass pull. The monthly average concentrate consistently reached commercial quality with copper grade averaging 24.1% Cu and credit metals content in concentrate averaging 531.6 g/t silver and 5.57 g/t gold. Average monthly metal recovery for copper, silver, and gold was 82.9%, 78.3% and 62.3%, respectively.

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1.9	Project Infrastructure

The project has fully developed infrastructure including access roads, a man-camp capable of supporting 329 persons that includes a cafeteria, laundry facilities, maintenance facilities for the underground and surface mobile equipment, electrical shop, guard house, fuel storage, laboratories, warehousing, storage yards, administrative offices, plant offices, truck scales, explosives storage, processing plant and associated facilities, tailings storage facility (TSF), and water storage reservoir and water tanks.

The site has fully developed and functioning electric power from the Mexican power grid, backup diesel generators and heating from site propane tanks.

The project has developed waste handling and storage facilities. The site has minimal waste rock requirements but does have a small permitted area to dispose of waste rock. The tailings management plan at the Bolivar Mine includes placement of tails in several locations in and around the TSF that has been in operation since late 2011. The existing TSF has five locations to store tailings (TSF1 through TSF5).

A new dry-stack TSF (herein referred to as “New TSF”) is to be located just to the west of the existing facility and has an expected life through 2025. The site is also installing an additional thickener and filter presses to allow additional water recovery. Thickened tails (60% solids) are being placed currently. After the filter presses are constructed, dry-stack tailings will be placed in the TSF starting in the latter part of 2020.

This PEA considers the use of tailings as backfill and has included the capital and operating costs for a backfill plant. Storing some of the tailings underground would increase the life of the TSF, and also potentially permit the removal of mineralized material pillars that are currently unrecoverable.

The overall Project infrastructure exists already and is functioning and adequate for the purpose of the supporting the mine and mill.

1.10	Environmental Studies and Permitting

Sierra Metals intends to build additional tailings capacity concurrent with mine operations, and the permitting associated with the TSF expansion has been completed.

Geochemical characterization results for 2014 and 2015, provided to SRK, indicate low metals leaching potential and either uncertain or non-acid generating potential. The 2016 ABA results (NP = 52.5 kg CaCO3/ton; AP = 141 kg CaCO3/ton), however, suggest that some of the more recent material may be potentially acid generating: NP/AP = 0.372. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

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The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained. SRK has not conducted an investigation as to the current status of all the required permits. At this time, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

In February 2017, Treviño Asociados Consultores presented to Sierra Metals a work breakdown of the anticipated tasks for closure and reclamation of the Bolivar Mine. The closure costs were estimated to be MX$9,259,318 (~US$475,324 based on the exchange rate at February 2020). SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison.

1.11	Capital and Operating Costs

Based on a planned production rate of 10,000 tpd (2024), the yearly capital expenditure by area is summarized in Table 1-2.

Table 1-2: Capital Cost Summary

Description	Total [US$]
Development sustaining capital	89,939,728
Ventilation sustaining capital	4,588,394
Development expansion capital	5,852,300
Equipment sustaining capital	41,200,000
Exploration sustaining capital	18,800,000
Exploration capital	35,897,000
Backfill plant capital	24,883,721
Plant sustaining capital	13,940,000
Plant expansion capital	67,500,000
Tailings storage facility capital	5,369,000
Tailings storage facility sustaining capital	1,380,000
Additional studies capital	2,274,000
Closure capital	5,000,000
Total Capital	316,624,142

Source: Sierra Metals, 2020

The operating cost estimate is based on site specific data and has been factored to account for an expansion to 10,000 tpd. Table 1-3 provides a summary of total operating costs and unit operating costs.

Table 1-3: Operating Cost Summary

Description	Life of Mine (US$000’s)	Life of Mine (US$/t mineralized material)	Life of Mine (US$/Cu equivalent lb)
Underground Mining	433,099	10.36	0.61
Process	225,578	5.40	0.32
G&A	55,409	1.33	0.08
Backfill plant	112,383	2.69	0.16
Total Operating	826,469	19.77	1.16

Source: Sierra Metals, 2020

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1.12	Economic Analysis

The economic analysis for this PEA was prepared by Sierra Metals and reviewed by SRK. The analysis is based on Mineral Resources only and includes Inferred Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and must be supported at least by a pre-feasibility study. This PEA is preliminary in nature and there is no certainty that the results of the PEA will be realized. The commodity prices, and their sources, used in the economic analysis are described in Section 19 and include the following:

Table 1-4: Commodity Price Forecast by Year

Metal	Unit	2020	2021	2022	2023	Long Term (LT)
Au	$/oz	1,755	1,907	1,782	1,737	1,541
Ag	$/oz	19.83	24.12	22.22	22.47	20.0
Cu	$/lb	2.65	2.86	2.89	2.93	3.05
Pb	$/lb	0.82	0.87	0.89	0.90	0.91
Zn	$/lb	0.94	0.99	1.04	1.04	1.07

Source: Sierra Metals, 2020

In addition to the prices listed above in Table 1-4, the NSR factors in Table 1-5 and the economic factors in Table 1-6 were also used in the economic analysis.

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Table 1-5: NSR Factors

Process Recoveries*
Cu	%	88
Ag	%	78.7
Au	%	62.43
Concentrate Grades
Cu	%	25
Ag	g/t	570
Au	g/t	6.8
Moisture content	%	8
Freight, Insurance and Marketing
Transport losses	%	0.5
Transportation	US$/wmt	42
Port	US$/wmt	9
Load	US$/wmt	40
Marketing	US$/dmt	10
Insurances	US$/wmt	10
Total	US$/dmt	102.92
Smelter Terms
Cu payable	%	96
Ag payable	%	90
Au payable	%	92
Cu minimum deduction	%	1
Ag minimum deduction	oz/t	0
Au minimum deduction	oz/t	0
Treatment Charges/Refining Charges (TC/RC)
Cu Concentrate TC	US$/dmt	69.00
Cu Refining charge	US$/lb Cu	0.069
Cu Refining cost	US$/t Cu	152.12
Cu Price Participation	US$/dmt	0
Average Penalties	US$/dmt	10
Ag Refining charge	US$/oz	0.35
Au Refining charge	US$/oz	6
Total treatment cost	US$/t Cu	727.68
Total cost of sales	US$/t Cu	879.80
Net Smelter Return Factors
Cu	US$/t/%	48.8171
Ag	US$/t/g/t	0.4444
Au	US$/t/g/t	28.1940

Source: Sierra Metals, 2020

* NI 43-101 Technical Report (SRK Consulting (Canada) Inc. May 8, 2020)

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Other economic factors and assumptions used in the economic analysis include:

Table 1-6: Economic Factors

Measure	Unit	Value
Discount Rate	%	8
LOM Average grade - Au	g/t	0.19
LOM Average grade – Ag	g/t	13.56
LOM Average grade - Cu	%	0.72
Ordinary Mining Entitled Royalty	US$/year	220,000
Extraordinary Mining Entitled Royalty (applied to precious metals)%		0.5
Variable Special Mining Royalty	US$/year	Depends on operating margin
Tax Rate	%	30

Source: Sierra Metals, 2020

Numbers are presented on a 100% ownership basis and do not include financing costs.

The economic analysis is based on mine schedule, CAPEX and OPEX estimation, and price assumptions detailed above. Table 1-7 shows the results of the economic evaluations for the production rates evaluated in this PEA using the metal prices in Table 1-4. The production rate option of 15,000 tpd (2024) has the highest post tax NPV with respect to the other options and both the 10,000 tpd (2024) and 12,000 tpd (2024) options have better returns than their 2026 counterparts.

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Table 1-7: Summary Economic Evaluation

Summary Economic Evaluation
Description	5 KTPD	7 KTPD (2024)	10 KTPD (2024)	10 KTPD (2026)	12 KTPD (2024)	12 KTPD (2026)	15 KTPD (2024)	Unit
Life of mine	24	18	14	15	13	13	11	years
Market Prices (Long Term)
Gold	1,541	1,541	1,541	1,541	1,541	1,541	1,541	$/oz
Silver	20.00	20.00	20.00	20.00	20.00	20.00	20.00	$/oz
Copper	3.05	3.05	3.05	3.05	3.05	3.05	3.05	$/lb
Net Sales
Gold	233,617	233,617	233,617	233,617	233,617	233,617	233,617	k$
Silver	265,316	265,316	265,316	265,316	265,316	265,316	265,316	k$
Copper	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	k$
Gross Revenue	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	k$
Charges for treatment, refining, impurities	172,461	172,461	172,461	172,461	172,461	172,461	172,461	k$
Gross Revenue After Selling and Treatment Costs	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	k$
Royalties and Mining Permits	83,539	88,233	94,097	93,335	96,937	95,509	99,936	k$
Gross Revenue After All Costs	1,923,230	1,918,536	1,912,672	1,913,435	1,909,832	1,911,260	1,906,833	k$
Operating Costs
Mine	512,790	472,036	433,099	438,771	414,747	423,093	393,612	k$
Plant	259,792	242,443	225,578	228,035	217,521	221,151	208,147	k$
G&A	78,009	73,397	55,409	58,030	48,414	52,053	41,419	k$
Back Fill	145,984	128,510	112,383	114,732	104,987	108,413	96,638	k$
Total Operating Costs	996,574	916,385	826,469	839,567	785,669	804,711	739,815	k$
EBITDA	926,656	1,002,151	1,086,203	1,073,867	1,124,163	1,106,550	1,167,018	k$
LoM Capital + Sustaining Capital	244,825	268,624	316,624	319,854	355,105	357,639	408,345	k$
Working Capital	18,849	18,276	18,146	18,696	18,950	17,566	18,146	k$
Income Taxes	(209,021)	(220,058)	(230,874)	(230,410)	(242,044)	(224,673)	(230,807)	k$
Cash flow before Taxes	662,982	715,251	751,433	735,317	750,108	731,344	740,527	k$
Cash flow after Taxes	453,961	495,193	520,559	504,908	508,064	506,671	509,720	k$
Post Tax NPV @ 5%	282,882	320,898	350,787	334,178	349,978	336,798	354,455	k$
Post Tax NPV @ 8%	225,191	256,236	282,546	267,228	284,080	268,832	288,105	k$
Post Tax NPV @ 10%	197,271	223,529	246,605	232,484	248,693	233,214	252,002	k$

Source: Sierra Metals, 2020

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A sensitivity analysis of the Post Tax NPV vs Tonnes Per Day throughput is shown in Figure 1-1.

Source: Sierra Metals, 2020

Note: 5,000 tpd (base case), 7,000 tpd, 10,000 tpd (2024), 12,000 tpd (2024), 15,000 tpd are shown

Figure 1-1: Sensitivity Analysis – NPV vs TPD

Table 1-8: Incremental Post Tax NPV and Post Tax IRR

Production Rates	Post Tax NPV US$	Post Tax IRR %
7ktpd - 5ktpd	31,044,119	29.21%
10ktpd (2024) - 5ktpd	57,354,818	27.87%
10ktpd (2024) - 7ktpd	26,310,699	26.83%
12ktpd (2024) - 5ktpd	58,888,188	26.63%
12ktpd (2024) - 7ktpd	27,844,069	25.20%
12ktpd (2024) - 10ktpd (2024)	1,533,370	5.75%
15ktpd - 5ktpd	62,914,037	24.84%
15ktpd - 7ktpd	31,869,917	23.03%
15ktpd - 10ktpd (2024)	5,559,219	18.31%
15ktpd - 12ktpd (2024)	4,025,848	16.84%

Source: Sierra Metals, 2020

As seen in Table 1-8, the incremental benefit generated by increasing the production rate from 5,000 tpd to 10,000 tpd is very significant with an incremental post tax NPV of US$ 57.4 M and an incremental post tax IRR of 28%. However, the incremental benefit generated by increasing the production rate to 12,000 tpd or 15,000 tpd is far less significant and given that trebling the production rate can potentially present significant operational challenges, Sierra Metals has therefore selected the 10,000 tpd (2024) production rate as the preferred option.

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The 10,000 tpd (2024) proposed mine plan requires a capital requirement (initial and sustaining) of US$ 317 M over the life of mine; efficiencies associated with higher throughputs are expected to drive a reduction in operating costs on a per tonne basis. This PEA indicates a post tax NPV (8%) at 10,000 tpd (in 2024) of US$ 283 M. Total operating cost for the life of mine is US$ 827 M, equating to a total operating cost of US$ 19.77 per tonne milled and US$ 1.16 per pound copper equivalent.

Not included in the economic analysis is the potential sale of magnetite. Sierra Metals is currently studying this potential development and believes that doing so could result in the following outcomes:

1.	Reduction of overall tailings management costs (less tailings to be handled and stored, reduced tailings storage development capital);

2.	Impact on future closure costs (reduced closure costs); and

3.	Impact on revenue (increased sales revenue).

The proposed mine plan is conceptual in nature and would benefit from further, more definitive, investigation. The Piedras Verdes processing plant can be adapted to process 10,000 tpd and would require:

•	Temporary shutdown to overhaul equipment;

•	Purchase of mobile jaw and cone crushers; and

•	Overhaul and reintroduction of idle equipment.

The availability of tailings storage capacity is a risk to the proposed mine plan, but it is noted that there is ample underground storage that could be utilized for the storage of tailings and the financial analysis has allowed for capital and operating costs for the operation of a tailings backfill plant.

1.13	Conclusions and Recommendations

1.13.1	Geology and Mineral Resources

SRK is of the opinion that the MRE has been conducted in a manner consistent with industry standards and that the data and information supporting the stated Mineral Resources are sufficient for declaration of Indicated and Inferred classifications of resources. SRK has not classified any of the resources in the Measured category due to some uncertainties regarding the data supporting the MRE.

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General deficiencies related to the Geology and Mineral Resources of Bolivar include:

•	No QA/QC program was conducted prior to 2016. This has been addressed by a limited resampling campaign of historical drill core and a more recent QA/QC program that was implemented in 2016. Continuation of the current QA/QC program will be required in order to achieve Measured Resources which generally are supported by high resolution drilling and sampling data that feature consistently implemented and monitored QA/QC.

•	There is limited to no downhole deviation survey data for the historic drilling. The survey data obtained to date show significant deviations from planned orientations as well as local downhole deviations that influence the exact position of mineralized intervals.

•	There is currently insufficient density sampling and analysis to adequately define this characteristic for the different lithological units and mineralization types in the various areas of the project. Correlation of density to mineralization characteristics is important for this type of deposit and therefore additional density sampling and analysis will be required for all future drilling.

•	There is inadequate detailed structural geology data collection from drill core to support interpretation of local mineralization controls and geotechnical characteristics.

•	A significant portion of the current sample database is missing gold analysis and therefore the current Mineral Resources may not accurately reflect the true value of Bolivar mineralization locally.

•	Bolivar currently does not have an adequate production reconciliation system to allow for robust comparison of mill production to mine forecasts.

SRK recommends the following action items for Bolivar:

•	Complete downhole surveys for all future exploration and delineation drill holes using a non-magnetic downhole survey instrument.

•	Continue to improve upon the current sample assay QA/QC program and monitor progress of the program over time to identify trends in the preparation and analytical phases of sample analysis.

•	Complement the QA/QC protocol using additional controls including coarse blanks, twin samples, fine and coarse duplicates, and a second lab control using a certified laboratory to control the different phases of the preparation and chemical analysis process.

•	Document the failures in the quality control protocol and the correction measurements taken.

•	Implement a consistent density testing program including the representative selection of drill core from the different lithological units and mineralization types for the various areas of Bolivar and La Sidra. Multiple density samples should be collected from every drill hole so that local density fluctuations can be assessed.

•	Density samples should be submitted for geochemical analysis to allow for correlation of density to mineralization type and extent.

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•	Density check samples (approximately 5 to 10% of total) should be submitted to a third-party independent laboratory such as ALS Minerals for testing using ASTM standards as part of the QA/QC program. These samples should also be analyzed using the current methods employed by Sierra and reviewed to ensure that the mine site analytical performance is reasonable.

•	Drill core samples previously not analyzed for gold content should be re-analyzed for gold content. Current Mineral Resources may not reflect the true value of the mineralization and metal content due to missing gold analysis. All future drill core samples should be summitted for the full suite of geochemical analyses.

•	Delineation and infill drilling are recommended in areas of Inferred Mineral Resources to facilitate upgrading to higher confidence resource categories (i.e. Indicated or Measured Mineral Resource) to support life of mine planning activities. A drill hole spacing study should be completed to provide guidance on drill hole density requirements.

•	Detailed structural geology data collection (i.e. oriented drill core) should be implemented for all future drill holes to allow for more detailed analysis of mineralization controls and geotechnical assessments to support mine design.

•	Continue to develop a site wide litho-structural model to support exploration, Mineral Resource delineation and mine design activities.

•	Implement a production reconciliation system to allow for proper reconciliation of mill production to mine forecasts. This should include the development of a dynamic grade control model to support short- and long-term mine planning activities.

•	Undertake a backfill study to determine the suitability of using tailings as backfill in stopes.

1.13.2	Recovery Methods

There is a high level of month-to-month variability for both tonnes and head grade input to processing. Better integration between geology, mine planning and processing can significantly reduce this variability. Additional work is also needed in the processing facilities to stabilize the operation. Improvements include the implementation of a preventive maintenance program and training programs to improve operators’ skill, with the ultimate objective of improving metal recovery and lowering operating cost, while maintaining or improving concentrate quality.

1.13.3	Tailings Management

As part of the overall tailings management plan, Bolivar is moving to filtered tailings (also known as dry-stack tailings). Expansion in the immediate area of the currently operating facility will occur as the site was first moved to thickened tailings in mid-2017 and will move to filtered tailings in mid-2020. An analysis of utilizing tailings as backfill in the mine should be carried out, and a trade-off study should be completed to determine if the size of the New TSF can be reduced.

Based on the 2016 geochemical characterization data, a more robust and comprehensive closure program for the tailings should be undertaken with an emphasis on closure of the existing facilities in such a manner as to not pose a risk to local groundwater resources.

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1.13.4	Environmental, Permitting, and Social

It does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of Mineral Resources at Bolivar Mine.

Ongoing management of dust on surface roadways between the mine and the plant location should be actively performed to protect Sierra Metals’s social license and avoid regulatory compliance violations.

More recent geochemical characterization data suggest that some of the material from the underground mine may be potentially acid generating. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained based on information provided by Sierra Metals. Currently, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

SRK’s scope of work did not include an assessment of the veracity of the closure cost estimate completed in 2017 by Treviño Asociados Consultores, but, based on projects of similar nature and size within Mexico, the estimate appears low in comparison.

SRK has the following recommendations regarding environment, permitting, and social or community impact at Bolivar:

•	The issue of surface road fugitive dust emissions should be addressed as soon as possible to avoid jeopardizing the mine’s social license and incurring compliance violation from the regulatory authorities.

•	SRK recommends that Sierra Metals contract an independent, outside review of the closure cost estimate, with an emphasis on benchmarking against other projects in northern Mexico. This may require a site investigation and the preparation of a more comprehensive and detailed closure and reclamation plan before a closure specialist evaluates the overall closure approach and costs.

In 2017, FLOPAC Ingenieria signed a contract to conduct geophysics, geotechnical and hydrological studies. Based on the results of these studies, a new tailings dam was designed.

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Table of Contents

1	Executive Summary			iii

	1.1	Property Description and Ownership		iii

	1.2	Geology and Mineralization		iii

	1.3	Status of Exploration, Development and Operations		iv

	1.4	Mineral Processing and Metallurgical Testing		iv

	1.5	Mineral Resource Estimate		iv

	1.6	Mineral Reserve Estimate		v

	1.7	Mining Methods		v

	1.8	Recovery Methods		vi

	1.9	Project Infrastructure		vii

	1.10	Environmental Studies and Permitting		vii

	1.11	Capital and Operating Costs		viii

	1.12	Economic Analysis		ix

	1.13	Conclusions and Recommendations		xiv

		1.13.1	Geology and Mineral Resources	xiv

		1.13.2	Recovery Methods	xvi

		1.13.3	Tailings Management	xvi

		1.13.4	Environmental, Permitting, and Social	xvii

2	Introduction			1

	2.1	Qualifications of Consultants (SRK)		1

	2.2	Qualifications of Consultants (Sierra Metals)		2

	2.3	Details of Site Visit Inspection		2

	2.4	Sources of Information		3

	2.5	Effective Date		3

	2.6	Units of Measure		3

3	Reliance on Other Experts			4

4	Property Description and Location			5

	4.1	Property Location		5

	4.2	Mineral Titles		6

		4.2.1	Nature and Extent of Issuer’s Interest	8

	4.3	Royalties, Agreements and Encumbrances		8

		4.3.1	Purchase Agreements	8

		4.3.2	Legal Contingencies	9

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	4.4	Environmental Liabilities and Permitting		10

		4.4.1	Environmental Liabilities	10

		4.4.2	Required Permits and Status	10

	4.5	Other Significant Factors and Risks		10

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			11

	5.1	Topography, Elevation and Vegetation		11

	5.2	Accessibility and Transportation to the Property		11

	5.3	Climate and Length of Operating Season		11

	5.4	Infrastructure Availability and Sources		11

		5.4.1	Power	11

		5.4.2	Water	11

		5.4.3	Mining Personnel	11

		5.4.4	Potential Tailings Storage Areas	12

		5.4.5	Potential Waste Rock Disposal Areas	12

		5.4.6	Potential Processing Plant Sites	12

6	History			13

	6.1	Exploration and Development Results of Previous Owners		13

	6.2	Historic Mineral Resource and Reserve Estimates		14

	6.3	Historic Production		14

7	Geological Setting and Mineralization			16

	7.1	Regional Geology		16

	7.2	Local Geology		16

	7.3	Property Geology		18

		7.3.1	Skarn-hosting Sedimentary Rocks	18

		7.3.2	Intrusive Rocks	18

	7.4	Significant Mineralized Zones		21

8	Deposit Types			22

	8.1	Mineral Deposit		22

	8.2	Geological Model		22

9	Exploration			23

	9.1	Relevant Exploration Work		23

	9.2	Sampling Methods and Sample Quality		24

	9.3	Significant Results and Interpretation		25

10	Drilling			25

	10.1	Type and Extent		25

	10.2	Procedures		26

	10.3	Interpretation and Relevant Results		27

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11	Sample Preparation, Analyses, and Security			28

	11.1	Security Measures		28

	11.2	Sample Preparation for Analysis		28

	11.3	Sample Analysis		28

	11.4	Quality Assurance/Quality Control Procedures		29

		11.4.1	Certified Reference Materials	29

		11.4.2	Blanks	34

		11.4.3	Duplicates	34

		11.4.4	Results	36

		11.4.5	Actions	36

	11.5	Opinion on Adequacy		37

12	Data Verification			38

	12.1	Procedures		38

	12.2	Limitations		38

	12.3	Opinion on Data Adequacy		38

13	Mineral Processing and Metallurgical Testing			39

	13.1	Testing and Procedures		41

	13.2	Recovery Estimate Assumptions		41

14	Mineral Resource Estimates			43

	14.1	Drill hole and Channel Sample Database		43

		14.1.1	Drilling Database	43

		14.1.2	Downhole Deviation	44

		14.1.3	Missing and Unsampled Intervals	45

	14.2	Geological Model		45

		14.2.1	Bolivar Area Mineralization	46

	14.3	Assay Sample Summary		50

		14.3.1	Assay Sample Length	50

		14.3.2	Assay Grade Summary	50

		14.3.3	Compositing	53

		14.3.4	Outlier Analysis and Grade Capping	56

	14.4	Density		60

	14.5	Variography		62

	14.6	Block Model Configuration		64

	14.7	Estimation Parameters		65

	14.8	Model Validation		67

	14.9	Mineral Resource Classification		71

	14.10	Depletion for Mining		73

	14.11	Mineral Resource Statement		75

	14.12	Mineral Resource Sensitivity		75

	14.13	Previous Resource Estimates		76

	14.14	Relevant Factors		77

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15	Mineral Reserve Estimates			78

16	Mining Methods			79

	16.1	Introduction		79

	16.2	Current Mining Methods		80

		16.2.1	Sub-Level Stoping - Bolivar West	83

		16.2.2	Sub-Level Stoping - El Gallo Inferior	83

		16.2.3	Drilling, Blasting, Loading and Hauling	84

		16.2.4	Mineralized Material and Waste Handling	87

	16.3	Geomechanical Parameters		88

		16.3.1	Stability Design Criteria	88

		16.3.2	Excavation Design for El Gallo Inferior	93

		16.3.3	Geomechanical Characterization of Bolivar West	99

		16.3.4	Excavation Design for Bolivar West	101

		16.3.5	Pillar Recovery Potential and Mining Method Alternatives	106

		16.3.6	Hydrological	109

	16.4	Proposed Mine Plan		109

		16.4.1 Proposed Mine Plan		109

		16.4.2 Dilution and Recovery Factor		111

	16.5	Mineable Inventory		115

	16.6	Mine Design		117

	16.7	Mine Production Schedule (Base Case)		119

	16.8	Waste Storage		127

	16.9	Major Mining Equipment		127

	16.10	Ventilation		130

17	Recovery Methods			140

	17.1	Process Description		140

		17.1.1	Crushing Stage	140

		17.1.2	Grinding Circuit	141

		17.1.3	Flotation Circuit	141

		17.1.4	Thickening and Filtration	141

	17.2	Piedras Verdes Concentrator Performance		141

		17.2.1 Operational Performance		141

		17.2.2 Process Plant, Operating Costs and Consumables		145

	17.3	Plant Design and Equipment Characteristics		147

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	17.4	Processing Plant Capex		148

	17.5	Conclusion and Recommendations		149

18	Project Infrastructure			150

	18.1	Access and Local Communities		151

	18.2	Service Roads		153

	18.3	Mine Operations and Support Facilities		154

	18.4	New Mineralized Material Delivery Tunnel		154

	18.5	Process Support Facilities		156

	18.6	Energy		158

		18.6.1	Propane	158

		18.6.2	Power Supply and Distribution	158

		18.6.3	Fuel Storage	159

	18.7	Water Supply		160

		18.7.1	Potable Water	160

		18.7.2	Water Rights	160

		18.7.3	Process Water	160

	18.8	Site Communications		161

	18.9	Site Security		162

	18.10	Logistics		162

	18.11	Waste Handling and Management		163

		18.11.1 Waste Management		163

		18.11.2 Waste Rock Storage		163

	18.12	Tailings Management		163

		18.12.1	Existing Tailings Storage Facility	163

		18.12.2	Tailings Facility Expansion	165

19	Market Studies and Contracts			169

	19.1	Metal Price Forecast Sources		169

20	Environmental Studies, Permitting, and Social or Community Impact			172

	20.1	Environmental Studies and Liabilities		172

	20.2	Environmental Management		172

		20.2.1	Tailings Disposal	172

	20.3	Geochemistry		173

		20.3.1	Emission and Waste Management	173

	20.4	Mexican Environmental Regulatory Framework		174

		20.4.1	Mining Law and Regulations	174

		20.4.2	General Environmental Laws and Regulations	174

		20.4.3	Other Laws and Regulations	177

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		20.4.4	Expropriations	179

		20.4.5	NAFTA	179

		20.4.6	International Policy and Guidelines	179

		20.4.7	The Permitting Process	179

		20.4.8	Required Permits and Status	181

		20.4.9	MIA and CUS Authorizations	182

	20.5	Social Management Planning and Community Relations		183

	20.6	Closure and Reclamation Plan		183

21	Capital and Operating Costs			185

	21.1	Capital Cost (Capex)		185

	21.2	Operating cost (Opex)		185

22	Economic Analysis			194

	22.1	Risk Assessment		207

23	Adjacent Properties			210

24	Other Relevant Data and Information			211

25	Interpretation and Conclusions			212

	25.1	Geology and Mineral Resources		212

	25.2	Mineral Reserve Estimate		212

	25.3	Metallurgy and Processing		212

	25.4	Environmental, Permitting and Social		213

	25.5	Economic Analysis		214

26	Recommendations			216

	26.1	Recommended Work Programs and Costs		216

		26.1.1	Geology and Mineral Resources	216

		26.1.2	Mining and Geotechnical	217

		26.1.3	Tailings Management	217

		26.1.4	Environmental, Permitting and Social or Community Impact	218

		26.1.5	Costs	218

27	References			219

28	Glossary			221

	28.1	Mineral Resources		221

	28.2	Mineral Reserves		221

	28.3	Abbreviations		223

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List of Tables

Table 1-1: Consolidated Bolivar Mine Mineral Resource Statement as of December 31, 2019 – SRK Consulting (Canada), Inc. (1)(2)(3)	v

Table 1-2: Capital Cost Summary	viii

Table 1-3: Operating Cost Summary	viii

Table 1-4: Commodity Price Forecast by Year	ix

Table 1-5: NSR Factors	x

Table 1-6: Economic Factors	xi

Table 1-7: Summary Economic Evaluation	xii

Table 2-1: Site Visit Participants	2

Table 4-1: Concessions for the Bolivar Mine	6

Table 6-1: Ownership History and Acquisition Dates for Claims at the Bolivar Property	13

Table 6-2: 2011 to 2019 Bolivar Production	15

Table 10-1: Summary of Drilling by Sierra Metals on the Bolivar Property, 2003 to 2019	25

Table 11-1: 2015 to 2017 CRM Expected Means and Tolerances	30

Table 11-2: 2018-2019 CRM Expected Means and Tolerances	30

Table 14-1: Bolivar Drilling History	43

Table 14-2: Drilling Types	44

Table 14-3: Sample Assay Descriptive Statistics – All Drilling (length weighted)	44

Table 14-4: Drill Hole Downhole Survey Details	45

Table 14-5: Bolivar Mineralization Domains and Codes	48

Table 14-6: Summary Assay Statistics for Cu (%)	51

Table 14-7: Summary Assay Statistics for Ag (g/t)	52

Table 14-8: Summary Assay Statistics for Au (g/t)	53

Table 14-9: Composited Assay Summary Statistics for Cu (%)	54

Table 14-10: Composited Assay Summary Statistics for Ag (g/t)	55

Table 14-11: Composited Assay Summary Statistics for Au (g/t)	56

Table 14-12: Capped Composite Summary Statistics for Cu (%)	57

Table 14-13: Capped Composite Summary Statistics for Ag (g/t)	58

Table 14-14: Capped Composite Summary Statistics for Au (g/t)	59

Table 14-15: Assigned Average Density Values for Mineralized Domains	61

Table 14-16: Variogram Parameters for Copper	63

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Table 14-17: Variogram Parameters for Silver	63

Table 14-18: Variogram Parameters for Gold	63

Table 14-19: Block Model Configuration Parameters	64

Table 14-20: Search Ellipse Orientation Parameters	66

Table 14-21: Summary of Estimation Parameters	66

Table 14-22: Consolidated Bolivar Mine Mineral Resource Statement as of December 31, 2019(1)(2)(3)	75

Table 14-23: Consolidated Bolivar Mine Mineral Resource Statement as of October 31, 2017–SRK Consulting (U.S.), Inc.	76

Table 16-1: Rock Mass Characteristics of El Gallo Inferior, Chimenea 1 and Chimenea 2 and Bolivar West	82

Table 16-2: Determination of Stope Stability – El Gallo Inferior	94

Table 16-3: Factor B and Factor C – El Gallo Inferior	94

Table 16-4: Estimation of Induced Stresses (Part 1) – El Gallo Inferior	95

Table 16-5: Estimation of Induced Stresses (Part 2) – El Gallo Inferior	95

Table 16-6: Stability Number – El Gallo Inferior	96

Table 16-7: Geomechanical Calculation Results	98

Table 16-8: Determination of Stope Stability – Bolivar West	102

Table 16-9: Factor B and Factor C – Bolivar West	102

Table 16-10: Estimation of Induced Stresses (Part 1) – Bolivar West	102

Table 16-11: Estimation of Induced Stresses (Part 2) – Bolivar West	103

Table 16-12: Stability Number – Bolivar West	103

Table 16-13: Geomechanical Calculation Results	105

Table 16-14: Unit Value Metal Price Assumptions	113

Table 16-15: Metallurgical Recoveries	113

Table 16-16: NSR Calculation Parameters	114

Table 16-17: NSR Calculation Parameters – Site Operating Costs Per Tonne	115

Table 16-18: Parameters for Sub-Level Stoping Mining Method	115

Table 16-19: Resource Report	116

Table 16-20: Mineable Inventory	117

Table 16-21: Bolivar Mine – Development Meters in the LOM Plan	118

Table 16-22: LOM Production Rates	119

Table 16-23: LOM Production Schedule for 5,000 Tonnes/Day	120

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Table 16-24: LOM Development Schedule for 5,000 Tonnes/Day	120

Table 16-25: LOM Production Schedule for 7,000 Tonnes/Day (7,000 tpd in 2024)	121

Table 16-26: LOM Development Schedule for 7,000 Tonnes/Day (7,000 tpd in 2024)	121

Table 16-27: LOM Production Schedule for 10,000 Tonnes/Day (10,000 tpd in 2024)	122

Table 16-28: LOM Development Schedule for 10,000 Tonnes/Day (10,000 tpd in 2024)	122

Table 16-29: LOM Production Schedule for 10,000 Tonnes/Day (10,000 tpd in 2026)	123

Table 16-30: LOM Development Schedule for 10,000 Tonnes/Day (10,000 tpd in 2026)	123

Table 16-31: LOM Production Schedule for 12,000 Tonnes/Day (12,000 tpd in 2024)	124

Table 16-32: LOM Development Schedule for 12,000 Tonnes/Day (12,000 tpd in 2024)	124

Table 16-33: LOM Production Schedule for 12,000 Tonnes/Day (12,000 tpd in 2026)	125

Table 16-34: LOM Development Schedule for 12,000 Tonnes/Day (12,000 tpd in 2026)	125

Table 16-35: LOM Production Schedule for 15,000 Tonnes/Day (15,000 tpd in 2024)	126

Table 16-36: LOM Development Schedule for 15,000 Tonnes/Day (15,000 tpd in 2024)	126

Table 16-37: Current List of Major Underground Mining Equipment at Bolivar	127

Table 16-38: Main Planned Underground Mining Equipment (5,000 tpd)	128

Table 16-39: Main Planned Underground Mining Equipment (7,000 tpd - 2024)	128

Table 16-40: Main Planned Underground Mining Equipment (10,000 tpd - 2024)	128

Table 16-41: Main Planned Underground Mining Equipment (10,000 tpd - 2026)	128

Table 16-42: Main Planned Underground Mining Equipment (12,000 tpd - 2024)	129

Table 16-43: Main Planned Underground Mining Equipment (12,000 tpd - 2026)	129

Table 16-44: Main Planned Underground Mining Equipment (15,000 tpd - 2024)	129

Table 16-45: Auxiliary Mining Equipment	130

Table 16-46: Ventilation Requirements for Equipment and Personnel (5,000 tpd)	131

Table 16-47: Ventilation Requirements by Year (5,000 tpd)	132

Table 16-48: Ventilation Requirements by Year (7,000 tpd – 2024)	133

Table 16-49: Ventilation Requirements by Year (10,000 tpd – 2024)	134

Table 16-50: Ventilation Requirements by Year (10,000 tpd – 2026)	135

Table 16-51: Ventilation Requirements by Year (12,000 tpd – 2024)	136

Table 16-52: Ventilation Requirements by Year (12,000 tpd – 2026)	137

Table 16-53: Ventilation Requirements by Year (15,000 tpd - 2024)	138

Table 17-1: Piedras Verdes Performance - 18-month Period July 2018 to December 2019	142

Table 17-2: Piedras Verdes’ Performance Comparison – Q4 2018 and Q4 2019	143

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Table 17-3: Piedras Verdes Mill’s Major Process Equipment	148

Table 18-1: Tunnel Dimensions and Lengths	156

Table 18-2: Propane Tank Location and Capacities	158

Table 18-3: Fuel Tank Storage and Capacity Summary	159

Table 18-4: Site Water Use (January to December 2018)	161

Table 18-5: Site Water Use (January to December 2019)	161

Table 19-1: Metal Prices	169

Table 19-2: CIBC Global Mining Group’s Consensus Forecast Summary - September 30, 2020	170

Table 19-3: LT Silver Price Forecast – September 30, 2020	171

Table 20-1: Permit and Authorization Requirements for the Bolivar Mine	181

Table 20-2: Bolivar Project Concessions	182

Table 20-3: Bolivar Mine - Estimated Cost of Reclamation and Closure of the Mine	183

Table 21-1: Opex Estimate at 5,000 Tonnes/Day (US$)	187

Table 21-2: Capex Estimate at 5,000 Tonnes/Day (US$)	187

Table 21-3: Opex Estimate at 7,000 Tonnes/Day (US$) (7,000 tpd in 2024)	188

Table 21-4: Capex Estimate at 7,000 Tonnes/Day (US$) (7,000 tpd in 2024)	188

Table 21-5: Opex Estimate at 10,000 Tonnes/Day (US$) (10,000 tpd in 2024)	189

Table 21-6: Capex Estimate at 10,000 Tonnes/Day (US$) (10,000 tpd in 2024)	189

Table 21-7: Opex Estimate at 10,000 Tonnes/Day (US$) (10,000 tpd in 2026)	190

Table 21-8: Capex Estimate at 10,000 Tonnes/Day (US$) (10,000 tpd in 2026)	190

Table 21-9: Opex Estimate at 12,000 Tonnes/Day (US$) (12,000 tpd in 2024)	191

Table 21-10: Capex Estimate at 12,000 Tonnes/Day (US$) (12,000 tpd in 2024)	191

Table 21-11: Opex Estimate at 12,000 Tonnes/Day (US$) (12,000 tpd in 2026)	192

Table 21-12: Capex Estimate at 12,000 Tonnes/Day (US$) (12,000 tpd in 2026)	192

Table 21-13: Opex Estimate at 15,000 Tonnes/Day (US$) (15,000 tpd in 2024)	193

Table 21-14: Capex Estimate at 15,000 Tonnes/Day (US$) (15,000 tpd in 2024)	193

Table 22-1: Commodity Price Forecast by Year	194

Table 22-2: NSR Factors	195

Table 22-3: Economic Factors	196

Table 22-4: Summary Economic Evaluation	197

Table 22-5: Incremental Post Tax NPV and IRR	198

Table 22-6: Sensitivity Analysis NPV – 5,000 Tonnes/Day (US$)	200

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Table 22-7: Sensitivity Analysis NPV – 7,000 Tonnes/Day (US$)	201

Table 22-8: Sensitivity Analysis NPV – 10,000 Tonnes/Day (US$) (10,000 tpd in 2024)	202

Table 22-9: Sensitivity Analysis NPV – 10,000 Tonnes/Day (US$) (10,000 tpd in 2026)	203

Table 22-10: Sensitivity Analysis NPV - 12,000 Tonnes/Day (US$) (12,000 tpd in 2024)	204

Table 22-11: Sensitivity Analysis NPV - 12,000 Tonnes/Day (US$) (12,000 tpd in 2026)	205

Table 22-12: Sensitivity Analysis NPV - 15,000 Tonnes/Day (US$) (15,000 tpd in 2024)	206

Table 22-13: Bolivar Mine – Risk Assessment	207

Table 26-1: Summary of Costs for Recommended Work	218

Table 28-1: Definition of Terms	222

Table 28-2: Abbreviations	223

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List of Figures

Figure 1-1: Sensitivity Analysis – NPV vs TPD	xiii

Figure 4-1: Map Showing the Location of the Bolivar Property in Chihuahua, Mexico	5

Figure 4-2: Land Tenure Map showing Bolivar Concessions	7

Figure 4-3: Map of the Bolivar Property	8

Figure 7-1: Regional Geology Map showing the Locations of Various Mines in the Sierra Madre Occidental Precious Metals Belt	16

Figure 7-2: Local Geology Map Showing the Location of the Bolivar Property	17

Figure 7-3: Stratigraphic Column of the Bolivar Property	19

Figure 7-4: Geologic Map of the Bolivar Property	20

Figure 7-5: Mineralized Andradite Garnet Skarn – El Gallo Area Core Sample	21

Figure 10-1: Location Map of Drill Hole Collars (green) and Traces (grey)	26

Figure 11-1: CRM Performance for MCL-01, MCL-02 and PLSUL-03 for Cu	31

Figure 11-2: CRM Performance for SKRN-05, OXHYO-03 and STRT-01 for Cu	32

Figure 11-3: CRM Performance for MCL-03, PLSUL-08 and PLSUL-11 for Cu	33

Figure 11-4: Fine Blank Performance – Cu	34

Figure 11-5: Duplicate Sample Analysis for Cu (2018 and 2019 campaigns)	35

Figure 11-6: Duplicate Sample Analysis for Ag (2018 and 2019 campaigns)	35

Figure 11-7: Duplicate Sample Analysis for Au (2018 and 2019 campaigns)	36

Figure 13-1: The Piedras Verdes Processing Plant’s Flotation Area	39

Figure 13-2: Piedras Verdes Flowsheet	40

Figure 13-3: Piedras Verdes Monthly Average Performance in 2019	42

Figure 13-4: Monthly Cu Head Grade vs. Cu Recovery - 2019	42

Figure 14-1: December 2019 Mineralization Model for Bolivar	47

Figure 14-2: 3D View of Piedras Verde Granodiorite Relative to Mineralization Zones	49

Figure 14-3: Assay Sample Interval Summary Statistics	50

Figure 14-4: Scatter Plots of Density (t/m3) Relative to Cu (%), Fe (%) and Combined Cu + Fe + Zn (%) Mineralization	62

Figure 14-5: 2020 Bolivar MRE Block Models	64

Figure 14-6: Swath Plot of Cu (%) Grade for the EGI Domain	68

Figure 14-7: Swath Plot of Ag (g/t) Grade for the EGI Domain	69

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Figure 14-8: Comparison of Average Cu (%) Grade Between Block Model Estimate and Declustered Nearest Neighbour Model For Each Mineralized Domain (Note: Grey Bars Represent Volume of Individual Domains)	70

Figure 14-9: Comparison of Average Ag (g/t) Grade Between Block Model Estimate and Declustered Nearest Neighbour Model For Each Mineralized Domain (Note: Grey Bars Represent Volume of Individual Domains)	70

Figure 14-10: EGI Domain Cross-section Comparison of Estimated Block Cu (%) Grades Relative to Drill Hole Assay Composites	71

Figure 14-11: BNW4 Domain Cross-section Comparison of Estimated Block Cu (%) Grades Relative to Drill Hole Assay Composites	71

Figure 14-12: Areas of Mine Production as of December 31, 2019	74

Figure 14-13: Grade-Tonnage Curve for Indicated and Inferred Mineral Resources	76

Figure 16-1: Overview of Bolivar Mine Design – Plan View	79

Figure 16-2: Bolivar Overview – Plan View	80

Figure 16-3: Plan View of Bolivar Mineralized Zone Location and Mined Out Areas	81

Figure 16-4: Isometric View of El Gallo Inferior, Chimenea 1 and Chimenea 2	81

Figure 16-5: Isometric View of Bolivar W, Bolivar NW and Mined Out Areas	82

Figure 16-6: Typical Section Showing Sub-Level Stoping	83

Figure 16-7: Typical Section Showing Sub-Level Stoping	84

Figure 16-8: Typical 4 m x 4 m Development Blast Pattern 1	85

Figure 16-9: Typical 4 m x 4 m Development Blast Pattern 2	85

Figure 16-10: Blasting Design for Longholes in Bolivar West	86

Figure 16-11: Blasting Design for Longholes in El Gallo Inferior	86

Figure 16-12: Drill Jumbo Drilling a Blast Pattern in an El Gallo Inferior Production Stope	87

Figure 16-13: Stress Factor in Rock A, for Different Values of σc / σ1	89

Figure 16-14: Orientation of the Critical Joint with Respect to the Excavation Surface (Potvin, 1988)	90

Figure 16-15: Adjustment Factor B (Potvin, 1988)	90

Figure 16-16: Gravity Adjustment Factor C, for Gravity Falls and Slumps (Potvin, 1988)	91

Figure 16-17: Gravity Adjustment Factor C, for Slip Failure Modes (Potvin, 1988)	92

Figure 16-18: Stope Stability Graph for Large Excavations (Potvin, 1988)	92

Figure 16-19: El Gallo Inferior Cross-section	93

Figure 16-20: Hydraulic Radii – El Gallo Inferior	96

Figure 16-21: Maximum Spans - El Gallo Inferior	97

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Figure 16-22: Stability Factor of Excavations in El Gallo Inferior with Maximum Openings of 40 m (Stable, lower dilution) and 65 m (Unstable, higher dilution).	97

Figure 16-23: Column Stability	98

Figure 16-24: El Gallo Inferior – Plan Section	99

Figure 16-25: Geomechanical Zoning of Bolivar West	99

Figure 16-26: Drilling Logging - Bolivar West	100

Figure 16-27: Drilling Logging – Bolivar West	100

Figure 16-28: Geomechanical Model of Bolivar West Along the Mineralized Structure (RMR 20 - 40, poor quality)	101

Figure 16-29: Hydraulic Radii – Bolivar West	103

Figure 16-30: Stability and Failure Probabilities – Bolivar West	104

Figure 16-31: Maximum Spans – Bolivar West	104

Figure 16-32: Stability Factor of the Excavations in Bolivar West with maximum openings of 9.0 m (stable and less dilution) and vertical pillars of 7.0 x7.0 m for heights of 12 m	105

Figure 16-33: Example of Slender Pillar	106

Figure 16-34: Proposed Pillar Recovery Program Scheme	109

Figure 16-35: Typical Section Bolivar NW	110

Figure 16-36: Typical Room and Pillar Section Bolivar West (Lower Area)	110

Figure 16-37: Mine Design and Mineralized Areas	118

Figure 16-38: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	120

Figure 16-39: LOM Production – Tonnes per Year and Tonnes Per Day	120

Figure 16-40: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	121

Figure 16-41: LOM Production – Tonnes per Year and Tonnes Per Day	121

Figure 16-42: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	122

Figure 16-43: LOM Production – Tonnes per Year and Tonnes Per Day	122

Figure 16-44: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	123

Figure 16-45: LOM Production – Tonnes per Year and Tonnes Per Day	123

Figure 16-46: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	124

Figure 16-47: LOM Production – Tonnes per Year and Tonnes Per Day	124

Figure 16-48: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	125

Figure 16-49: LOM Production – Tonnes per Year and Tonnes Per Day	125

Figure 16-50: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	126

Figure 16-51: LOM Production – Tonnes per Year and Tonnes Per Day	126

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Figure 16-52: Sierra Metals Ventilation Model for Existing Workings	130

Figure 16-53: Bolivar W/Bolivar NW/El Gallo Inferior Key Ventilation Development Layout 2020-2023 Mine Production 12,000 tpd	139

Figure 16-54: Bolivar W/Bolivar NW/El Gallo Inferior Key Ventilation Development Layout 2024-2032 Mine Production 12,000 tpd	139

Figure 17-1: Piedras Verdes Mill – Block Flow Diagram	140

Figure 17-2: Piedras Verdes – Mineralized Material Throughout (Tonnes) and Copper Head Grade %	144

Figure 17-3: Piedras Verdes – Mill Feed Head Grade (Cu %, Ag g/t, Au x 10 g/t)	144

Figure 17-4: Piedras Verdes – Copper Concentrate and Metal Recoveries	145

Figure 17-5: Piedras Verdes – Copper Concentrate Operating Cost	146

Figure 17-6: Piedras Verdes – Operating Cost Breakdown Q3 2019	147

Figure 18-1: Bolivar General Facilities Location	150

Figure 18-2: Bolivar Camp – Accommodation Units	152

Figure 18-3: Bolivar Camp - Plan Layout	153

Figure 18-4: Bolivar Maintenance Shop	154

Figure 18-5– Isometric View of New Mineralized Material Delivery Tunnel	155

Figure 18-6: Aerial View of the Piedras Verdes Processing Plant	156

Figure 18-7: Inside the Piedras Verdes Processing Plant	157

Figure 18-8: Piedras Verdes Tailings Storage Facility - Looking South	157

Figure 18-9: Monthly Power Consumption	159

Figure 18-10: Piedras Verdes Water Reservoir	160

Figure 18-11: Concentrate Trucking Route	162

Figure 18-12: Active Tailings Area Location	163

Figure 18-13: TSF Operational Area	164

Figure 18-14: Active Tailings Area	165

Figure 18-15: Current TSF - Isometric View of Flopac Ingenieria Study Area	166

Figure 18-16: Isometric View of the New TSF	167

Figure 18-17: Plan View of the Current TSF and New TSF Locations	168

Figure 20-1: Construction and Start-up Authorization for Industrial Facilities	180

Figure 22-1: Sensitivity Analysis – Post Tax NPV vs TPD	198

Figure 22-2: Sensitivity Analysis – 5,000 tpd	200

Figure 22-3: Sensitivity NPV Vs Discount Rate – 5,000 tpd	200

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Figure 22-4: Sensitivity Analysis – 7,000 tpd	201

Figure 22-5: Sensitivity NPV Vs Discount Rate – 7,000 tpd	201

Figure 22-6: Sensitivity Analysis – 10,000 tpd in 2024	202

Figure 22-7: Sensitivity NPV Vs Discount Rate – 10,000 tpd in 2024	202

Figure 22-8: Sensitivity Analysis – 10,000 tpd in 2026	203

Figure 22-9: Sensitivity NPV Vs Discount Rate – 10,000 tpd in 2026	203

Figure 22-10: Sensitivity Analysis – 12,000 tpd in 2024	204

Figure 22-11: Sensitivity NPV Vs Discount Rate – 12,000 tpd in 2024	204

Figure 22-12: Sensitivity Analysis – 12,000 tpd in 2026	205

Figure 22-13: Sensitivity NPV Vs Discount Rate – 12,000 tpd in 2026	205

Figure 22-14: Sensitivity Analysis – 15,000 tpd in 2024	206

Figure 22-15: Sensitivity NPV Vs Discount Rate – 15,000 tpd in 2024	206

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2	Introduction

This Preliminary Economic Assessment (PEA) report is not a wholly independent Technical Report as some sections have been prepared and signed off by qualified persons (QPs) from Sierra Metals, the project owner and producing issuer, with the terms ‘QP’ and ‘producing issuer’ used here as defined under the Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects. The QPs responsible for this report are listed in Sections 2.1 and 2.2.

Sierra Metals has engaged various specialist groups to evaluate how, on a conceptual level, mining, mineral processing, and tailings management could be adapted at the Bolivar Mine and Piedras Verdes processing plant (combined to form the Property) to achieve a sustainable and staged increase in mine production and mill throughput.

This PEA is designed to give an indication of the economic viability of operating the Property at increased production rates, from 5,000 tpd to 15,000 tpd.

This PEA is based on Indicated and Inferred Mineral Resources reported on May 8, 2020 by SRK and effective as of December 31, 2019. The mine plan presented in this PEA considers the resource depleted to December 31, 2019.

The reader is reminded that PEA studies are indicative and not definitive, and that the resources used in the proposed mine plan include Inferred Resources that are too speculative to be used in an economic analysis except as allowed for by NI 43-101 in PEA studies.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Inferred Resources can be converted to Indicated or Measured Resources or Mineral Reserves, and as such, there is no certainty that the results of this PEA will be realized.

2.1	Qualifications of Consultants (SRK)

The consultants preparing this Technical Report are specialists in the fields of geology, exploration, Mineral Resource estimation and classification, underground mining, geotechnical, environmental, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

None of the SRK consultants and associate consultants employed in the preparation of this report has any beneficial interest in Sierra Metals or its subsidiaries. The consultants are not insiders, associates, or affiliates of Sierra Metals or its subsidiaries. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Sierra Metals and the consultants. The consultants are being paid a fee for their work in accordance with normal professional consulting practice.

The following individuals, by virtue of their education, experience and professional association, are considered Qualified Persons (QPs) as defined in the NI 43-101 standard, for this report, and are members in good standing of appropriate professional institutions. QP certificates of authors are provided in Appendix A. The QPs are responsible for specific sections as follows:

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•	Cliff Revering, P. Eng., SRK Principal Consultant (Resource Geology), is the QP responsible for Sections 7 through 12, Section 14, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Carl Kottmeier, B.A.Sc., P. Eng., MBA, SRK Principal Consultant (Mining), is the QP responsible for Sections 2 through 6, 27, 28 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Daniel H. Sepulveda, BSc, SRK Associate Consultant (Metallurgy), is the QP responsible for Sections 13 and 17 (mineral processing, metallurgical testing and recovery methods), and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Jarek Jakubec, C. Eng. FIMMM, SRK Practice Leader/Principal Consultant (Mining, Geotechnical), is the QP responsible for portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

2.2	Qualifications of Consultants (Sierra Metals)

The following individuals from Sierra Metals, by virtue of their education, experience and professional association, are considered Qualified Persons (QPs) as defined in the NI 43-101 standard, for this report, and are members in good standing of appropriate professional institutions. QP certificates of authors are provided in Appendix A. The QPs are responsible for specific sections as follows:

•	Américo Zuzunaga, Vice President Corporate Planning, is the QP responsible for Sections 15, 16, 18, 19, 20, 21, 22, 23 and 24, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

2.3	Details of Site Visit Inspection

Table 2-1: Site Visit Participants

Personnel	Company	Expertise	Dates of Visit	Details of Inspection
Andre Deiss	SRK	Resource Geology, Mineral Resources	April 7 & 8, 2019	Reviewed geology, resource estimation methodology, sampling and drilling practices, and examined drill core.
Carl Kottmeier	SRK	Mining, Infrastructure, Economics	April 7 & 8, 2019	Reviewed mining methods, UG and surface infrastructure.
Daniel Sepulveda	SRK	Metallurgy and Process	April 7 & 8, 2019	Reviewed metallurgical test work, tailings storage, and process plant.

Source: SRK, 2020

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2.4	Sources of Information

The sources of information used in the preparation of this report include data and reports supplied by Sierra Metals personnel, and the previous NI 43-101 Technical Report prepared by SRK. Documents cited throughout the report are referenced in Section 27.

2.5	Effective Date

The effective date of this report is December 31, 2019.

2.6	Units of Measure

The metric system has been used throughout this report. Tonnes (t) are metric of 1,000 kilograms (kg), or 2,204.6 pounds (lb). All currency is in U.S. dollars (US$) unless otherwise stated.

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3	Reliance on Other Experts

This PEA report is not a wholly independent report as some sections have been prepared and signed off by QPs from Sierra Metals, the project owner, with the term QP used here as it is defined under NI 43-101 standards. Section 2 explains which report sections were prepared by SRK and which were prepared by Sierra Metals.

The consultants’ opinions contained herein are based on information provided to the consultants by Sierra Metals throughout the course of the investigations. SRK has relied upon the work of other consultants in some areas in support of this Technical Report.

The consultants used their experience to determine if the information from previous reports was suitable for inclusion in this Technical Report and adjusted information that required amending. This report includes technical information that required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the consultants do not consider them to be material.

SRK received statements of validity for mineral titles, surface ownership and permitting for various areas and aspects of the Bolivar Mine and reproduced them for this report. These items have not been independently reviewed by SRK and SRK did not seek an independent legal opinion of these items.

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4	Property Description and Location

4.1	Property Location

The Bolivar Property is located in the state of Chihuahua, Mexico (Figure 4-1), in the municipality of Urique. The Property is situated in the rugged, mountainous terrain of the Sierra Madre Occidental, approximately 400 km by road southwest of the city of Chihuahua and approximately 1,250 km northwest of Mexico City. The geographic center of the Property is 27°05’N Latitude and 107°59’W Longitude. It is roughly bounded to the northeast by the Copper Canyon mine (50 km from the Bolivar Mine), to the south by the El Fuerte river (18 km), to the north by the village of Piedras Verdes (5 km), and to the northwest by the town of Cieneguita (12.5 km).

Source: Sierra Metals, 2020

Figure 4-1: Map Showing the Location of the Bolivar Property in Chihuahua, Mexico

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4.2	Mineral Titles

Sierra Metals wholly holds mineral concession titles allowing exploration and mining within 14 concessions (6,799.69 ha) that make up the project area. Locations of the concessions are shown in cyan in Figure 4-2. Other area concessions are shown in gray. The concessions list is provided in Table 4-1. Production from the Bolivar Mine is not subject to any royalties; however, the concessions are subject to a federal tax that varies by concession.

Table 4-1: Concessions for the Bolivar Mine

Claim Name	Surface Area (ha)	File Number	Title Number	Expiration Date
La Cascada	1,944.33	016/32259	222720	August 26, 2054
Bolivar III	48.00	321.1/1-64	180659	July 13, 2037
Bolivar IV	50.00	321.1/1-118	195920	September 22, 2042
Piedras Verdes	92.47	016/31958	220925	October 27, 2054
Mezquital	2,475.41	016/32157	223019	October 4, 2054
Mezquital Fracc. 1	4.73	016/32157	223020	October 4, 2054
Mezquital Fracc. 2	2.43	016/32157	223021	October 4, 2054
Mezquital Fracc. 3	974.57	016/32157	223022	October 4, 2054
El Gallo	251.80	016/32514	224112	April 04, 2055
Bolivar	63.56	321.1/1-100	192324	December 18, 2041
La Chaparrita	10.00	1/1.3/00882	217751	August 12, 2052
La Mesa	718.95	016/32556	223506	January 11, 2055
Moctezuma	67.43	1/1/01432	226218	December 01, 2055
San Guillermo	96.00	099/02161	196862	August 12, 2043
Total	6,799.69

Source: Sierra Metals, 2020

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Source: SNL FINANCIAL LC, 2020

Figure 4-2: Land Tenure Map showing Bolivar Concessions

Figure 4-3 shows the concessions in the immediate Bolivar Mine area with the Bolivar West, Bolivar Northwest and La Sidra zones identified.

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Source: SNL FINANCIAL LC, 2020

Figure 4-3: Map of the Bolivar Property

4.2.1	Nature and Extent of Issuer’s Interest

Sierra Metals holds an agreement for surface rights (exploration and mining) with Piedras Verdes Ejido, the village roughly 12 km from the property. Production from the Bolivar Mine is not subject to any royalties; however, the concessions are subject to a federal tax that varies by concession.

4.3	Royalties, Agreements and Encumbrances

4.3.1	Purchase Agreements

The concessions listed in Table 4-1 are described in more detail as follows:

•	La Cascada: In August 2004, Sierra Metals entered into an Option to Purchase Agreement with Polo y Ron Minerales, S.A. de C.V. to acquire the La Cascada claim for US$10,000;

•	Bolivar III and Bolivar IV: In 2004, Sierra Metals purchased 50% of all the rights of Bolívar III and IV from Minera Senda de Plata, SA de CV. On October 2, 2007 the remaining 50% was purchased from Mr. Javier Octavio Bencomo Munoz and his wife Carmen Beatriz Chavez Marquez;

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•	Piedras Verdes: In December 2007, Sierra Metals entered into an Option to Purchase Agreement with Mr. Raul Tarín Melendez and Mrs. María Francisca Carrasco Valdez to purchase the Piedras Verdes concession for US$10,000;

•	Mezquital, Mezquital Fracción 1 through 3, and El Gallo: On November 2005, Sierra Metals entered into an Option to Purchase Agreement with Polo y Ron Minerales, S.A. de C.V. to acquire the Mezquital, Mezquital Fracción 1, Mezquital Fracción 2, Mezquital Fracción 3, and El Gallo concessions for US$5,000;

•	Bolivar: In January 2008, Sierra Metals entered into a purchase agreement with Marina Fernandez regarding the Bolívar property for US$85,000 paid between 2008 and 2009;

•	La Chaparrita: In January 29, 2008, Sierra Metals entered into an Option to Purchase Agreement with Mr. Jesús Fernández Loya on behalf of Minera Senda de Plata S.A. de C.V. to purchase the La Chaparrita concession for US$85,000;

•	La Mesa: In January 2005, Sierra Metals staked the La Mesa claim, at Dirección General de Minas, México;

•	Moctezuma: In November 2010, Sierra Metals entered into an Option to Purchase Agreement with Mr. Juan Orduño García, Mr. Jesús Manuel Chávez González, and Mr. Armando Solano Montes purchase the Moctezuma concession. The terms of the agreement included a total cash payment of MX$3,500,000 (Mexican Pesos); and

•	San Guillermo: In October 2011, Sierra Metals entered into a purchase agreement with Minera Potosi Silver, a sister company of Minera Piedras Verdes del Norte, S.A. de C.V., for the San Guillermo concession for MX$464,000.

4.3.2	Legal Contingencies

In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz, as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. On November 3, 2014, the Sixth Civil Court of Chihuahua ruled against the plaintiff, noting that the legal route by which the plaintiff presented his claim was not admissible. On February 17, 2017 the State Court issued a ruling dismissing the arguments of the plaintiff. Sierra Metals is attentive to any legal action that is generated in relation to this process.

Carlos Emilio Seijas Bencomo, a relative of Ambrosio Bencomo Casavantes and Ambrosio Bencomo Muñoz, following the steps of the Ambrosio lawsuit, filed a similar personal action to claim annulment and revocation of the purchase of the two mining concessions. In May 31, 2019, the Second Federal Civil Court issued a resolution ordering: a) the annulment and revocation of the purchase agreement of the two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V., and b) the payment of a sum of money pending to be defined by concept of restitution of the benefits of those two mining concessions. In June 2019, a Federal Court Chihuahua granted Sierra Metals a suspension of this adverse resolution issued. At this time, the appeal (writ of amparo) presented by the Company is pending to be resolved by the Third Federal Collegiate Court of Civil and Labor Matters of the Seventeenth circuit in Chihuahua. Sierra Metals will continue to vigorously defend this action and is confident that the claim is of no merit.

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4.4	Environmental Liabilities and Permitting

4.4.1	Environmental Liabilities

Based on communications with representatives from Sierra Metals, and a reconnaissance of the Property in January 2018, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of Mineral Resources or Reserves. From previous assessments (Gustavson, 2013), lesser known environmental liabilities include unreclaimed exploration disturbances (i.e., roads, drill pads, etc.) and small residual waste rock piles from historical mining operations. As observed by SRK personnel during previous site visits, dust emissions generated as a result of ore haulage traffic from the mine to mill could become an issue in the future but has not yet become an issue for SEMARNAT.

4.4.2	Required Permits and Status

Required permits and the status of permits are discussed in Section 20.

4.5	Other Significant Factors and Risks

There are no other factors or risks that affect access, title or right or ability to perform work on the Property other than those stated in the above sections which SRK would expect to have a material impact on the Mineral Resource statement.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Topography, Elevation and Vegetation

The Bolivar Property is located in the rugged topography of the Sierra Madre Occidental mountain range. Elevation varies from 600 to 2,100 m above sea level.

Vegetative cover in the region consists of oak and eucalyptus trees at low elevations and pine trees at higher elevations. The land surrounding the mine is used to raise cattle. Wildlife in the area includes various species of insects, lizards, snakes, birds, and small mammals.

5.2	Accessibility and Transportation to the Property

From the city of Chihuahua, the Bolivar Property can be accessed via travel along paved (325 km) and unpaved (70 to 80 km) roads to the Piedras Verdes or Cieneguita villages, located 5 km and 12.5 km north of the Bolivar Mine, respectively.

Transportation from the villages to the mineral concessions is via private and company vehicles.

5.3	Climate and Length of Operating Season

Climate in the project area is semi-arid, with a mean annual temperature of 25°C and 758 mm of annual precipitation on average. The region experiences a rainy season from June to October, when monthly precipitation ranges from 83 to 188 mm; the rest of the year is relatively dry (approximately 26 mm of monthly precipitation). In the past, the Bolivar Mine has operated year-round and operations were not limited by climatic variations.

5.4	Infrastructure Availability and Sources

5.4.1	Power

Electricity is currently sourced from Mexico’s main grid system. Backup generators are also located at the Bolivar Mine site.

5.4.2	Water

Industrial water is sourced from the Piedras Verdes dam, a reservoir that is owned and operated by Sierra Metals. The reservoir drains to the El Fuerte River, 18 km south of the Bolivar Mine. Water from the dam is sufficient to meet mine and mill operations and exploration needs. Potable water is available from local sources.

5.4.3	Mining Personnel

Two villages, Piedras Verdes and Cieneguita, are located within 10 km of the mineral concessions. The combined population of these two villages is approximately 1,500 people and many of the mine employees live in these villages.

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5.4.4	Potential Tailings Storage Areas

The site has an existing TSF. The tailings management plan at the Bolivar Mine includes placement of tailings in a number of locations. The site will be installing infrastructure to recover additional process water and reduce the water content of the final tailings. An additional thickener and filter presses will be installed by 2021.

5.4.5	Potential Waste Rock Disposal Areas

The site has existing permitted waste rock disposal areas.

5.4.6	Potential Processing Plant Sites

The site has an existing processing plant that has been in use since its commissioning in 2011.

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6	History

Ownership history of the mineral concessions at Bolivar is shown in Table 6-1, modified from a 2013 technical report completed by Gustavson Associates in Lakewood, Colorado, USA. No earlier records of ownership are known to exist.

Table 6-1: Ownership History and Acquisition Dates for Claims at the Bolivar Property

Claim Name	Previous Owner	Date Acquired
La Cascada	Polo y Ron Minerales, S.A. de C.V.	August 10, 2004
Bolivar III	Javier Bencomo Munoz y Minera Senda de Plata, S.A. de C.V.	September 14, 2004
Bolivar IV	Javier Bencomo Munoz y Minera Senda de Plata, S.A. de C.V.	September 14, 2004
Piedras Verdes	Raul Tarin Melendez	December 11, 2007
Mezquital	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 1	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 2	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Mezquital Fracc. 3	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
El Gallo	Polo y Ron Minerales, S.A. de C.V.	November 11, 2005
Bolivar	Minera Senda de Plata, S.A. de C.V.	January 29, 2008
La Chaparrita	Minera Senda de Plata, S.A. de C.V.	January 29, 2008
La Mesa	Direccion General de Minas	January 12, 2005
Moctezuma	Juan Orduno Garcia/Jesus Chavez Gonzalez/Armando Solano Montes	November 5, 2010
San Guillermo	Minera Potosi, S, de R.L. de CV.	October 6, 2011

Source: Gustavson, 2013

6.1	Exploration and Development Results of Previous Owners

Historic mining, prospecting and exploration for polymetallic Cu-Zn-Pb-Ag-Au deposits in the Sierra Madre precious metals belt of Northwestern Mexico have been carried out since the Spanish colonial period. Small scale mining was realized by small miners from Spanish colonial days, without historical record for the Piedras Verdes District. Between 1968 and 1970, Minera Frisco was exploring for porphyry copper deposits at the Piedras Verdes District, including mapping, sampling and drilling, however the reports are not available.

From 1980 to 2000, some 300,000 tonnes of mineralized material were mined while the Bolivar Mine was under the control of the Bencomo Family; detailed production records for this period are not available (De la Fuente, et. al., 1992)

Information provided by Sierra Metals’ exploration department, September 30, 2019, suggests that from December 2003 to the present, Sierra Metals carried out an exploration program of regional geological mapping at the Bolívar Property covering 15,217 ha. The work included detailed mapping, geochemistry sampling, geophysics, topographic surveying and diamond drilling, with 274,321 m drilled in 1,414 diamond drill holes.

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6.2	Historic Mineral Resource and Reserve Estimates

A QP has not done sufficient work to classify the historical estimate as a current Mineral Resource estimate or Mineral Reserve estimate and the issuer is not treating the historical estimate as a current resource estimate.

6.3	Historic Production

Historic mining and exploration for polymetallic deposits in the Sierra Madres has been carried out sporadically since the Spanish colonial period. In 1632, a native silver vein was discovered at La Nevada near Batopilas. Thereafter, sporadic mining of silver deposits continued for almost one hundred years. A second phase of mining started with the Carmen Mine near the end of 18th Century but was halted due to the Mexican War of Independence from 1810 to 1821. A third phase of mining in the region occurred from 1862 to 1914 but was again halted due to the Mexican Revolution in 1910.

The Urique District is characterized by gold-rich fissure veins hosted by andesitic rocks. Since 1915, there have been sporadic attempts to develop mineral deposits in the area. Small scale mining of polymetallic deposits in this district started before 1910 by gambusinos (artisanal miners). Production records from 1929 are reported as 2,891 t of ore containing 2,686 kg of copper (Cu), 7,990 kg of lead (Pb), 1,061 kg of silver (Ag) and 44 kg of gold (Au), indicating an average grade of 0.09% Cu, 0.28% Pb, 367 g/t Ag and 15.22 g/t Au. Since 1915, some 300 M oz of silver are reported to have been produced from the Batopilas District.

Other mining activities in the area include the Cieneguita de los Trejo gold deposit located at the outskirts of the village of Cieneguita, which is situated about 1.5 km northwest of the northwestern corner of the El Cumbre Mineral License. In the 1990s, Glamis Gold Ltd. (Glamis) developed an open pit mine and produced gold by heap leaching method. The old leach pads are visible from the Bolivar property.

From 1980 to 2000, some 300,000 t of mineralized material were mined while the Bolivar Mine was under the control of the Bencomo Family. This mineralized material included:

•	195,000 t from the Fernandez trend;

•	90,000 t from the Rosario Trend; and

•	15,000 t from the Pozo del Agua Area.

Detailed production records for this period are not available but are reported to be in the order of 50 tpd, and the average grade of the mineralized material is reported to be in the range of 5% to 6% Cu and 25% to 30% Zn. Production records from 2000 to 2007 were not available to SRK.

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According to Sierra Metals, production from 2008 to 2010 was as follows:

•	2008: 126,500 t processed at 1.65% copper grade and 8.00% zinc grade;

•	2009: 89,600 t processed at 1.81% copper grade, 10.06% zinc grade, and 49.5 g/t silver;

•	2010: 104,800 t processed at 1.45% copper grade, 8.59% zinc grade, and 31.6 g/t silver.

Commercial production was declared in November 2011. Table 6-2 lists the 2011 to 2019 production as reported by Sierra Metals.

Table 6-2: 2011 to 2019 Bolivar Production

Year	Plant	Tonnes Processed (dry)	Au (g/t)	Ag (g/t)	Cu (%)
2011	Mal Paso (1)	88,247		46.62	1.32
2012	Piedras Verdes	312,952		24.58	1.17
2013	Piedras Verdes	507,865	0.05	21.16	1.25
2014	Piedras Verdes	666,414	0.29	22.23	1.20
2015	Piedras Verdes	830,447	0.25	20.57	1.15
2016	Piedras Verdes	950,398	0.19	16.72	1.00
2017	Piedras Verdes	887,236	0.17	14.93	0.96
2018	Piedras Verdes	1031,750	0.17	17.69	0.95
2019	Piedras Verdes	1,269,697	0.27	19.81	0.85

Source: Sierra Metals, 2020

(1)	Bolivar material was processed at the Mal Paso mill in 2011 until the Piedras Verdes mill was commissioned in November 2011.

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7	Geological Setting and Mineralization

7.1	Regional Geology

The Bolivar Property is located within the Guerrero composite terrane which makes up the bulk of western Mexico and is one of the largest accreted terranes in the North American Cordillera. The terrane is proposed to have accreted to the margin of Mexico in the Late Cretaceous and consists of submarine and lesser subaerial volcanic and sedimentary sequences ranging from Upper Jurassic to middle Upper Cretaceous in age. These sequences rest unconformably on deformed and partially metamorphosed early Mesozoic oceanic sequences.

The Bolivar deposit is one of many precious and base metal occurrences in the Sierra Madre precious metals belt, which trends north-northwest across the states of Chihuahua, Durango, and Sonora (Figure 7-1).

Source: Sierra Metals, 2020

Figure 7-1: Regional Geology Map showing the Locations of Various Mines in the Sierra Madre Occidental Precious Metals Belt

7.2	Local Geology

The Piedras Verdes District shown in Figure 7-2 consists of Cretaceous andesitic to basaltic flows and tuffs intercalated with greywacke, limestone, and shale beds commonly referred to as the Lower Volcanic Series (LVS). This volcanic-sedimentary package has been intruded by several Upper Cretaceous to Lower Cenozoic age intermediate to felsic composition plutonic bodies that range from 85 to 28.3 Ma. The LVS and intermediate to felsic intrusive bodies have in turn been overlain by a widespread cap of rhyolitic and dacitic ignimbrites and tuffs referred to as the Upper Volcanic Series (UVS) that were deposited between 30 to 26 Ma. The UVS is one of the largest continuous ignimbrite provinces in the world. All known mineralization in this region formed during the time interval between the deposition of the LVS and the deposition of the UVS (Meinert, 2007).

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At the Bolivar Property, the volcanic rocks strike northwest and dip gently to moderately to the northeast. Assuming these volcanics are younger than the granodiorite, the stock must also be tilted to the northeast (Meinert, 2007). Several outcrops exhibit tight, northeast trending folds. Three major sets of faults have been recognized at the local scale: a north-northwest trending set which dip steeply northeast or southwest, an east-southeast trending set, and a north-trending set. None of the faults on the property is described as having offsets greater than 200 m (Meinert, 2007).

The structural setting and stratigraphy control the mineralization at Bolivar.

Source: Sierra Metals, 2020

Figure 7-2: Local Geology Map Showing the Location of the Bolivar Property

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7.3	Property Geology

7.3.1	Skarn-hosting Sedimentary Rocks

Skarn alteration and mineralization at the Bolivar Property is hosted primarily in a package of sedimentary rocks that occur as a layer or lens within the LVS (Reynolds, 2008). All sedimentary units have undergone low grade metamorphism. The lowermost sedimentary horizon observed is a dolostone which ranges from 24 m to 40 m in thickness. The lower part of the dolostone horizon is interlayered with siltstone. To the south, progressively less of the sedimentary sequence is cut out by granodioritic intrusive rocks and the dolostone is observed to be underlain by a siltstone horizon.

The lower siltstone unconformably overlies the LVS. The dolostone is overlain by a discrete layer of siltstone. The average thickness of this siltstone unit is 12 to 30 m. Horizons of argillaceous dolostone (50 m thick) and argillaceous limestone (9 m thick) are above the siltstone marker layer. The uppermost sedimentary horizon is a limestone with local chert and argillaceous laminations. The vertical thickness of this horizon varies considerably in cross-section (108 to 173 m) and this variation is attributed to paleo-topographic relief. The upper contact of the limestone is an unconformity with the LVS. Figure 7-3 presents the stratigraphy of the property and Figure 7-4 is the geologic map.

7.3.2	Intrusive Rocks

The most important igneous rocks on the property are the Piedras Verde granodiorite and related andesite dikes and sills. All are slightly porphyritic, but none are a true porphyry. The Piedras Verde granodiorite exhibits a range of textural variations and compositions. The average composition is very similar to plutons related to Cu skarns (Meinert, 2007). There is no indication of a gold association.

The dikes locally cut the granodiorite, have planar, chilled contacts, and are generally finely crystalline. Both their texture and crosscutting relations suggest that the dikes are younger and shallower than the granodiorite. Both granodiorite and andesite dikes have alteration and locally skarn along their contacts. In addition, endoskarns, which are skarns of igneous origin that form within the granite mass itself, affect both the granodiorite and in rare cases, the andesite dikes. Thus, these rocks are older than or at best coeval with alteration/mineralization. The presence of skarn veins cutting an andesite dike is clear evidence that at least some skarn is later than at least some of the andesite dikes. A closer association of granodiorite with skarn alteration and mineralization is suggested by local K-silicate veining of the granodiorite and the zonation of skarn relative to this contact.

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Source: Sierra Metals, 2020

Figure 7-3: Stratigraphic Column of the Bolivar Property

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STRATIGRAPHIC COLUMN
ALTERATIONS
SIMBOLOGY
STRUCTURAL
Bw
Bn
Lc
Ls
BM
Li
Lm
GM
Lp
La
NM
Ro
PV
Me
LIST OF ABBREVIATIONS
MINE OPERATION.
BM Bolivar Mine; GM El Gallo Mine (Include El Gallo Step Out and Mina de Fierro); NM La Narizona Mine; PV Piedras Verdes Mill.
EXPLORATION AND TARGETS.
Bw, Bolivar Noroeste; Bn Bolivar Norte; Li La Increíble; Lm La Montura (Include El Salto); Lp La Pequeña; La Los Americanos; Me El Mezquite; Lc La Cascada; Ls La Sidra; Ro Reyna de Oro.
PROYECTO BOLIVAR
SURFACE GEOLOGY

Source: Sierra Metals, 2020

Figure 7-4: Geologic Map of the Bolivar Property

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7.4	Significant Mineralized Zones

Mineralization at the Bolivar Property is hosted by skarn alteration in carbonate rocks adjacent to the Piedras Verde granodiorite (Meinert, 2007). Orientations of the skarn vary dramatically, although the majority are gently-dipping. Thicknesses vary from 2 m to over 20 m. Skarn mineralization is strongly zoned, with proximal Cu-rich garnet skarn in the South Bolivar area, close to igneous contacts, and more distal Zn-rich garnet+pyroxene skarn in the northern Bolivar and southern skarn zones near El Val. The presence of chalcopyrite+bornite dominant skarn (lacking sphalerite) in the South Bolivar area, along with K-silicate veins in the adjacent granodiorite suggests that this zone is close to a center of hydrothermal fluid activity. In contrast, the main Bolivar Mine is characterized by Zn>Cu and more distal skarn mineralogy such as pyroxene>garnet and pale green and brown garnets. Alteration is zoned relative to fluid flow channels. From proximal to distal, the observed sequence is red-brown garnet to brown garnet with chalcopyrite ± bornite ± magnetite to green garnet ± pyroxene with chalcopyrite + sphalerite to massive sulfide (sphalerite ± chalcopyrite ± galena) to marble with stylolites and other fluid escape structures.

Mineralization exhibits strong stratigraphic control and two stratigraphic horizons host the majority: an upper calcic horizon, which predominantly hosts Zn-rich mineralization, and a lower dolomitic horizon, which predominantly hosts Cu-rich mineralization. Figure 7-5 presents an example of a mineralized skarn with propylitic alteration in a core sample of El Gallo area. In both cases, the highest grades are developed where fault or vein structures and associated breccia zones cross these favorable horizons near skarn-marble contacts. Meinert (2007) suggested that hydrothermal fluids moved up along the Piedras Verde granodiorite contact, forming skarn and periodically undergoing phase separation that caused brecciation. Zones of breccia follow faults like the Rosario, Fernandez, and Breccia Linda trends as well as nearly vertical breccia pipes such as La Increible.

Figure 7-5: Mineralized Andradite Garnet Skarn – El Gallo Area Core Sample

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8	Deposit Types

8.1	Mineral Deposit

The Bolivar deposit is classified as a high-grade Cu-Zn skarn and exhibits many characteristics common to this type of deposit (Meinert, 2007). The term ‘skarn’ refers to coarse-grained calcium or magnesian silicate alteration formed at relatively high temperatures by the replacement of the original rock, which is often carbonate-rich.

The majority of the world’s economic skarn deposits formed by infiltration of magmatic-hydrothermal fluids, resulting in alteration that overprints the genetically related intrusion as well as the adjacent sedimentary country rocks (Ray and Webster, 1991). While alteration commonly develops close to the related intrusion, fluids may also migrate considerable distances along structures, lithologic contacts, or bedding planes.

Based on the alteration assemblages present, skarn deposits are generally described as either calcic (garnet, clinopyroxene, and wollastonite) or magnesian (olivine, phlogopite, serpentine, spinel, magnesium-rich clinopyroxene). Both the alteration and the mineralization in skarn deposits are considered to be magmatic-hydrothermal in origin.

8.2	Geological Model

The geological model of the Bolivar deposit is well-understood and has been verified through multiple expert opinions as well as a history of mining. SRK is of the opinion that the model is appropriate and will serve Sierra Metals going forward.

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9	Exploration

9.1	Relevant Exploration Work

The following information has been modified and updated from a 2009 Technical Report prepared by SGS Geostat.

Exploration conducted by Sierra Metals, 2003-2012:

•	2003 to 2005. During this period, Sierra Metals carried out an exploration program of geological mapping, outcrop sampling, topographic survey, at 1:250 and 1:500 scale, including detailed 2 m x 2 m panel sampling perpendicular to the mineralized structures. Sierra Metals completed semi-regional prospecting, reconnaissance and representative sampling of the Bolivar District at the La Montura and La Narizona prospects. Pilot mining started at the Bolivar Mine. Development drifting conducted led to the Brecha Linda orebody discovery.

•	2006. Sierra Metals performed detailed 1:500 scale geologic mapping in the Bolivar and Bolivar South areas, including 2 m x 2 m panel sampling. Sierra Metals did some prospecting in other mineralized areas to the south, including El Gallo. This work was accompanied by a rock panel geochemical survey. The results of the El Gallo prospecting supported the drilling program.

•	2007. Detailed underground, 1:250 scale geological mapping was completed on the El Gallo and La Narizona areas, including detailed 2 m x 2 m panel sampling. This exploration work identified two mineralized stratiform horizons in the El Gallo area, El Gallo Superior (EGS) and El Gallo Inferior (EGI), similar to the stratiform orebody at La Narizona. Preliminary geologic mapping to support the drilling was completed on three other mineralized areas to the south, La Montura, La Pequeña and El Val.

•	2008. Detailed 1:500 scale surface geology mapping was done at the Bolivar North zone, including representative chips sampling, yielding a geochemical anomaly consistent with the NW structural trend. Mining was mainly concentrated in the Titanic, Selena and San Francisco areas on and under level 6 (Rosario), Guadalupe, Rebeca and San Angel, which were high grade, individual orebodies, geologically related to the calcareous upper stratigraphic favorable horizon.

•	2009. Detailed 1:250 scale geologic mapping was done at San Francisco and Los Americanos North, including detailed 2 m x 2 m panel sampling. Regional 1:25,000 scale geology and detailed stream sediment sampling was done over the entire Bolivar Property, yielding the new targets of Los Americanos – Lilly Skarn (Cu-Zn), La Cascada - Sidra (Au) and El Mezquite (Au). Underground 1:250 scale detailed mapping was done at San Francisco and La Increible Mines, including detailed 2 m x 2 m panel sampling. Mining was mainly concentrated at the Bolivar Mine in the high-grade orebodies (Rosario, La Foto, Fernandez, Rosario Magnetita, and San Angel areas). Sierra Metals announced the construction of the new Piedras Verdes Mill with capacity of 1,000 tpd.

•	2010. 1:1000 scale geologic mapping was done at La Cascada – La Sidra areas, including chips channel sampling, and a TITAN IP geophysical survey was conducted by QUANTEC Geoscience. A drilling program was completed, indicating low grade gold. Regional 1:25,000

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scale geologic mapping was completed over the entire Bolivar Property, including lithology units, regional faulting and dikes, and alteration, confirming the previous geochemical anomalies on Los Americanos – Lilly Skarn (Cu-Zn), La Cascada - La Sidra (Au) and El Mezquite (Au) targets. Underground 1:250 scale detailed mapping, including detailed 2 m x 2 m panel sampling was done at El Gallo, La Increible and La Narizona Mines. Mining during this time was mainly concentrated at La Narizona, El Gallo, and Rosario areas, while Sierra Metals continued with the construction of the new Piedras Verdes Mill.

•	2011. New geological interpretations indicated the continuity of El Gallo trends to the southeast toward La Montura, and northeast toward La Increible, discovering the El Salto and El Gallo step out areas respectively. Underground development and production drifting allowed detailed 1:250 scale mapping at Bolivar, El Gallo, and La Narizona Mines. Mining of 360 tpd was terminated during late October and the new Piedras Verdes Mill started with commercial production of 1,000 tpd operation, mainly from El Gallo Mine.

•	2012. Underground development and production drifting and detailed 1:250 scale mapping was done at Bolivar, El Gallo, and La Narizona Mines. Production of 1,000 tpd processing at Piedras Verdes Mill began by receiving ore principally from the upper stratigraphic horizon from El Gallo Mine. Exploration drilling on the El Gallo step out and El Salto areas continued. Preliminary drilling started at La Montura and La Pequeña areas, located in between El Gallo and La Narizona Mines.

•	2013 to 2016. New geological interpretations were completed at Bolivar for the Bolivar W and Bolivar NW areas. Underground production and development in El Gallo Superior (EGS) and El Gallo Inferior (EGI) were ongoing during this time period, along with new development of the Chimeneas areas. Interpretation and drilling of the La Sidra vein to the west of the main Bolivar Mine area yielded exploration drilling results which included mineralized intervals ranging from 0.3 to 2.1 m, with grades ranging from 0.01 to 9.1 g/t Au and 0.01 to 1,850 g/t Ag.

•	2017. Additional drilling was focused in the Bolivar W and Bolivar NW areas. Three drill holes were completed in the El Gallo area. A TITAN IP geophysical survey was conducted by QUANTEC Geoscience in order to determine the possible extensions of known zones of mineralization.

•	2018. Additional drilling and new geological interpretations were completed based on the 2017 geophysical survey, resulting in a considerable increase in Mineral Resources in the Bolivar W and Bolivar NW areas.

•	2019. Drilling of geophysical anomalies continued, resulting in identification of mineralization west of Bolivar W.

9.2	Sampling Methods and Sample Quality

Sampling supporting Mineral Resource estimation consists of drill core and underground channel types. SRK reviewed in general the methods and the quality assurance protocol carried out by trained geologists or geologic technicians. SRK is of the opinion that the methodology and QA/QC protocol used during drilling campaigns since 2016 follows industry standard practices, although some improvements can be implemented.

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9.3	Significant Results and Interpretation

The exploration results at Bolivar, and in the nearby area, are used to develop detailed exploration plans and to support Mineral Resource estimation.

10	Drilling

10.1	Type and Extent

Between 1968 and 1970, Minera Frisco drilled short diamond drill holes, but existing records do not provide a reliable register of the number of holes, meters drilled, or the results of the drilling.

Between 2003 and 2019, Sierra Metals drilled 994 drill holes totaling to 259,748 meters as listed in Table 10-1 and shown in Figure 10-1. The objective of drilling completed during this period was to explore for mapped and projected polymetallic sulfide mineralization in calc-silicate rocks with moderate east-northeast dips. These efforts identified Cu-rich skarn mineralization within the Bolivar III, Bolivar IV, Piedras Verdes, and El Gallo concessions.

Table 10-1: Summary of Drilling by Sierra Metals on the Bolivar Property, 2003 to 2019

Year	Count	Meters	% of Total Meters
2003	1	202	0.1%
2004	93	15,770	6.1%
2005	70	12,360	4.8%
2006	61	9,959	3.8%
2007	96	21,841	8.4%
2008	95	20,826	8.0%
2009	43	5,643	2.2%
2010	28	3,736	1.4%
2011	26	6,574	2.5%
2012	40	13,032	5.0%
2013	27	11,402	4.4%
2014	30	5,830	2.2%
2015	75	18,342	7.1%
2016	51	16,585	6.4%
2017	102	40,244	15.5%
2018	70	28,022	10.8%
2019	86	29,382	11.3%
Total	994	259,748	100.0%

Source: SRK, 2020

Note: Totals may not match due to rounding.

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Figure 10-1: Location Map of Drill Hole Collars (green) and Traces (grey)

10.2	Procedures

The Bolivar Mine uses a local coordinate grid which is based on meters from a central control point. Nearby exploration is registered in a standard UTM coordinate grid, and thus it is necessary to consider the exploration data separately from the mine data.

The primary drilling method at Bolivar has been diamond drill core. To date, 994 drill holes have been completed with an average length of approximately 260 m. The drill holes have been drilled predominantly from surface, and to a lesser degree from underground, in a wide variety of orientations. Near the mining operations, the average drill hole spacing ranges between 25 and 50 m. In the deeper or less explored areas, the average drill hole spacing ranges between 75 and 150 m. Overall, the majority of the drilling completed by Sierra Metals has been relatively closely spaced and appears to have been directed at Mineral Resource delineation. Approximately 30% of the drill holes have had downhole deviation surveys completed. A significant number of the drill holes are relatively long, and their precise location is considered uncertain due to the lack of downhole surveys. Since 2015, approximately 75% of drill holes have been downhole surveyed using the Deviflex survey tool (non-magnetic electronic multi-shot). Prior to 2015, the practice of surveying exploration drilling was not carried out, which poses a significant risk as to the confidence regarding the location of the results and interpretation of exploration efforts. The drilling also intersects the mineralization at a wide range of orientations and therefore drill intercept lengths do not necessarily reflect the true thickness of mineralization.

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The drilling has been conducted with Sierra Metals-owned drills and outside contractors. All drill core has been logged by Sierra Metals geologists. Sample intervals are determined by the geologist and the core is then cut in half (hydraulic splitter) and bagged by Sierra Metals technicians. SRK is of the opinion that the core processing area and logging facilities are all appropriately organized and consistent with industry standard practices.

10.3	Interpretation and Relevant Results

The drilling results are used to guide ongoing exploration efforts and to support Mineral Resource estimation. Most of the individual deposits have been drilled as perpendicular to the deposit as possible, but some areas feature drilling that is nearly parallel to the trend of mineralization. This has been accounted for in the Mineral Resource classification, and SRK strongly recommends drilling these areas from different positions to improve the angle of intersection between the drilling and true thickness of mineralization.

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11	Sample Preparation, Analyses, and Security

11.1	Security Measures

After logging and splitting, all exploration drilling samples are laid out in order and recorded into a digital database prior to shipping. Samples are placed into larger plastic bags, and these bags are marked with the hole ID and sample numbers, then sealed with a security seal. All samples are kept behind gated access-controlled areas on the Bolivar Mine site, then transported by Sierra Metals personnel to a shipping facilitator. Hard copies and electronic forms are kept for all sample transactions, detailing shipping, receipt, and types of analyses to be conducted.

11.2	Sample Preparation for Analysis

Historically, samples have been crushed at Sierra Metals facilities at either the Malpaso Mill or the Piedras Verdes Mill. The Sierra Metals labs carry out a chemical analysis to define the mineralized intercepts. Once the mineralized intercepts are defined, the remaining crushed material of the samples is sent to ALS Chemex (ALS), an ISO-certified independent commercial laboratory. The rest of the sample preparation procedure is completed at the ALS Chemex Hermosillo, Mexico facility, and final analysis is conducted at the ALS Chemex primary laboratory in North Vancouver, BC, Canada. The crushing and splitting procedures in Sierra Metals labs should be appropriately controlled to avoid contamination of samples.

11.3	Sample Analysis

The analytical history of Bolivar sampling is complex and includes various sources of analyses from the nearby Malpaso Mill Lab or Piedras Verdes Mill Lab and ALS. Previous reports have noted inconsistencies between the internal and external laboratories in terms of analytical precision and accuracy, with the Malpaso Mill historically featuring relatively poor results from submitted QA/QC samples. A significant effort has been made over the past several years to improve the equipment and methodology for the Sierra Metals internal laboratory. Results of the current QA/QC program indicate that performance has drastically improved and is consistent with industry standards. The QA/QC program includes check samples between the Piedras Verdes (PV) Lab and ALS which show reasonable duplicate performance.

Currently, all samples are initially analyzed internally at the PV Lab, and selected intervals with identified mineralization are re-submitted to ALS. This step ensures that only intervals identified to have significant mineralization by the PV Lab are sent for analysis to ALS, thereby reducing analytical costs. The duplicates are selected from coarse rejects from the initial preparation. The ALS results are incorporated into the database as the final analytical result for the duplicated intervals. This is a reasonable practice, but a study should be conducted to formally document and establish the validity of the internal assays. Results from 2016 the QA/QC program suggest that the Piedras Verdes Mill may now be suitable as a primary lab, if monitoring of the performance continues.

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11.4	Quality Assurance/Quality Control Procedures

Samples supporting the Mineral Resource estimate have been analyzed almost exclusively by ALS in Vancouver. However, the preparation of samples has been completed at other facilities and historically conducted by the nearby PV Lab, with crushing rejects or pulps provided to ALS for analysis. Inconsistencies in the preparation methodology and the size-fraction of the received pulp have been noted over the history of the project, but the results of recent duplicate comparisons show reasonable agreement between samples prepared entirely by ALS and those prepared by the PV Lab.

One purpose of a QA/QC program is to submit samples with known or expected values, in the sequence of normal analyses, to “test” the internal or third-party laboratory’s accuracy. These samples with known values are blind to the laboratory, so analyses that are not within expected tolerances represent failure criteria which are flagged upon receipt and action is taken to rectify with the lab the potential source of the failure and take corrective action.

Prior to 2013, the drill sampling QA/QC program only featured duplicate sampling which evaluates analytical precision. This program was not consistent with industry best practices and was modified to align with current industry standards. From 2013 to late 2015, a very basic QA/QC program included continued submission of duplicate samples to ALS, as well as insertion of Certified Reference Material (CRM). However, this program was not properly monitored, and the results were not tracked in detail. The current QA/QC procedures (established late 2015) include: insertion of CRMs, blanks, and duplicates, at rates consistent with industry best practices. The results are monitored and tracked by Sierra Metals personnel. The results of the QA/QC show reasonable performance for the laboratory and SRK is of the opinion that the current analytical methods and QA/QC procedures are consistent with industry standards.

In order to provide additional support to the data used for the MRE, Sierra Metals conducted a thorough review of the historic sample data in the unmined areas which were analyzed without modern QA/QC. They selected 315 (~307 m) samples from several areas and submitted these intervals for reanalysis with appropriate QA/QC measures to ALS. This process served to validate some historic drilling (dating back to 2012), specifically in areas that are critical to the MRE, as well as test the historic performance of the PV Lab against the new ALS results.

11.4.1	Certified Reference Materials

Sierra Metals currently inserts CRMs into the sample stream at a rate of about 1:20 samples, although the insertion rate is adjusted locally to account for particular observations in the core. Initially starting in 2015, three CRMs were procured and certified via round robin analysis for the exploration programs. These CRMs were homogenized and packaged by Target Rocks Peru (S.A.) and the round robin was conducted by Smee & Associates Consulting Ltd., a consultancy specializing in provision of CRMs to clients in the mining industry.

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Each CRM underwent a rigorous process of homogenization and analysis using aqua regia digestion and AA or ICP finish, from a random selection of 10 packets of blended pulverized material. None of these CRMs were certified for Au, a lesser contributor to the Mineral Resources at Bolivar. The six laboratories which participated in the round robin for the initial three Target Rocks CRM are:

•	ALS Minerals, Lima;

•	Inspectorate, Lima;

•	Acme, Santiago;

•	Certimin, Lima;

•	SGS, Lima; and

•	LAS, Peru.

The mean values and between-lab standard deviations (SD) were calculated from the received results of the round robin analyses, and the certified means and tolerances were provided in certificates from Smee & Associates. The certified means and expected tolerances for the initial three CRMs used from 2015 to 2017 are shown in Table 11-1.

Table 11-1: 2015 to 2017 CRM Expected Means and Tolerances

CRM Identifier	Certified Mean				Two Standard Deviations (between labs)
	Ag (g/t)	Pb %	Cu%	Zn%	Ag (g/t)	Pb %	Cu%	Zn%
MCL-01	26.4	0.326	0.896	0.988	1.90	0.03	0.05	0.07
MCL-02	40.8	0.653	1.581	2.49	3.4	0.05	0.084	0.09
Mat. PLSUL N° 03	192.0	3.094	1.033	3.15	4.0	0.084	0.036	0.13

Source: Sierra Metals, 2017

In 2018, six new CRMs were introduced into the QA/QC program and have been primarily used throughout the 2018 and 2019 drilling campaigns. Three of the new CRMs are certified for Au. The certified means and expected tolerances of these new CRMs are provided in Table 11-2.

Table 11-2: 2018-2019 CRM Expected Means and Tolerances

CRM Identifier	Certified Mean				Two Standard Deviations (between labs)
	Au (g/t)	Ag (g/t)	Cu%	Zn%	Au (g/t)	Ag (g/t)	Cu%	Zn%
MCL-03		19.8	0.794	5.22		2.40	0.042	0.25
SKRN-05	0.435	4.40	1.783		0.034	0.30	0.058
PLSUL-08		248.0	0.983	12.54		14.0	0.042	0.55
OXHYO-03		92.3	1.025	0.426		6.9	0.046	0.018
PLSUL-11	0.234	113.0	1.05	10.78	0.014	8.0	0.07	0.54
STRT-01	0.328	11.0	0.849	0.146	0.010	0.8	0.024	0.0091

Source: Sierra Metals, 2020

The QA/QC data provided to SRK included a total of 377 CRM analysis from the 2016 to 2019 drilling campaigns. The performance of CRMs is evaluated over time using a simple plot of the expected mean vs the reported analysis, and a ±3 standard deviation failure criteria. This is consistent with industry standard practices. SRK has noted some failures of CRMs submitted throughout the drilling campaigns. Examples of CRM analysis plots for Cu are provided in Figure 11-1 through Figure 11-3 .

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Source: Sierra Metals, 2020

Figure 11-1: CRM Performance for MCL-01, MCL-02 and PLSUL-03 for Cu

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QA/QC Cu ALS
CRM SKRN-05
1.900
1.850
1.800
1.750
1.700
1.650
CU %
9/17/2019
10/17/2019
11/17/2019
12/17/2019
1/17/2020
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

QA/QC Cu ALS
CRM OXHYO-03
1.150
1.100
1.050
1.000
0.950
0.900
CU %
9/30/2019
10/7/2019
10/14/2019
10/21/2019
10/28/2019
11/4/2019
11/11/2019
11/18/2019
11/25/2019
12/2/2019
12/9/2019
12/16/2019
12/23/2019
12/30/2019
1/6/2020
1/13/2020
1/20/2020
1/27/2020
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

QA/QC Cu ALS
CRM STRT-01
0.910
0.890
0.870
0.850
0.830
0.810
0.790
CU %
9/17/2019
10/17/2019
11/17/2019
12/17/2019
1/17/2020
Media
M+2STD
M-2STD
M+3STD
M-3STD
Series6

Source: Sierra Metals, 2020

Figure 11-2: CRM Performance for SKRN-05, OXHYO-03 and STRT-01 for Cu

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QA/QC Cu ALS
CRM MCL-03
Cu %
0.950
0.900
0.850
0.800
0.750
0.700
0.650
3/28/2018
4/7/2018
4/17/2018
4/27/2018
5/7/2018
5/17/2018
5/27/2018
6/6/2018
6/16/2018
6/26/2018
7/6/2018
7/16/2018
7/26/2018
8/5/2018
8/15/2018
8/25/2018
9/4/2018
9/14/2018
9/24/2018
10/4/2018
10/14/2018
10/24/2018
11/3/2018
11/13/2018
11/23/2018
12/3/2018
12/13/2018
12/23/2018
1/2/2019
1/12/2019
1/22/2019
2/1/2019
2/11/2019
2/21/2019
3/3/2019
3/13/2019
3/23/2019
4/2/2019
4/12/2019
4/22/2019
5/2/2019
5/12/2019
5/22/2019
6/1/2019
6/11/2019
6/21/2019
7/1/2019
7/11/2019
7/21/2019
7/31/2019
8/10/2019
8/20/2019
8/30/2019
9/9/2019
9/19/2019
9/29/2019
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

QA/QC Cu ALS
CRM PLSUL-08
CU %
1.100
1.050
1.000
0.950
0.900
0.850
4/22/2018
5/22/2018
6/22/2018
7/22/2018
8/22/2018
9/22/2018
10/22/2018
11/22/2018
12/22/2018
1/22/2019
2/22/2019
3/22/2019
4/22/2019
5/22/2019
6/22/2019
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

QA/QC Cu ALS
CRM PLSUL-11
Cu %
1.250
1.200
1.150
1.100
1.050
1.000
0.950
0.900
0.850
3/28/2018
4/28/2018
5/28/2018
6/28/2018
7/28/2018
8/28/2018
9/28/2018
10/28/2018
11/28/2018
12/28/2018
1/28/2019
2/28/2019
3/31/2019
Media
M+2STD
M-2STD
M+3STD
M-3STD
ALS

Source: Sierra Metals, 2020

Figure 11-3: CRM Performance for MCL-03, PLSUL-08 and PLSUL-11 for Cu

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11.4.2	Blanks

Pulverized blank material is used in the QA/QC program to monitor for potential contamination in the pulverizing process of ALS and consists of barren limestone selected by Bolivar geologists prepared and certified by Target Rocks. Results submitted to SRK included 309 samples which were inserted into the sample stream for drill holes drilled between 2016 and 2019. The failure criteria for blanks is five (5) times the detection limit of the ALS lab. SRK reviewed the performance of the blank samples submitted and noted some failures for the blanks, occurring in seven (7) of the 309 samples, for Cu. An example of the blank performance chart is shown in Figure 11-4. The failures indicate contamination in the pulverizing and splitting process in the lab.

Source: Sierra Metals, 2020

Figure 11-4: Fine Blank Performance – Cu

Coarse blanks are not being used and the contamination in the crushing and splitting process is not being controlled.

11.4.3	Duplicates

Prior to 2013, the drill sampling QA/QC featured duplicate sampling only. The 2005 report by Roscoe Postle Associates (RPA) noted that Sierra Metals geologists collected field duplicate samples from split drill core after every tenth sample and submitted the samples to ALS, in lieu of a standard QA/QC program.

Currently, all duplicate samples are initially analyzed by the PV Lab, and selected mineralized intervals are then re-submitted to ALS; duplicates are selected from coarse rejects from the internal laboratory preparation.

The performance of duplicate splits show good correlation for Cu analysis as shown in Figure 11-5, as well as for Ag as shown in Figure 11-6. However, more variability for Au duplicate analysis is observed as shown in Figure 11-7.

It is recommended that Sierra Metals start the use of field duplicates, fine duplicates and coarse duplicates to evaluate the error in the core crushing and pulverizing sampling processes. Although the second lab used is PV Lab, SRK recommends using a certified laboratory as a second lab control to evaluate the analytical error.

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Source: Sierra Metals, 2020

Figure 11-5: Duplicate Sample Analysis for Cu (2018 and 2019 campaigns)

Source: Sierra Metals, 2020

Figure 11-6: Duplicate Sample Analysis for Ag (2018 and 2019 campaigns)

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Source: Sierra Metals, 2020

Figure 11-7: Duplicate Sample Analysis for Au (2018 and 2019 campaigns)

11.4.4	Results

SRK is of the opinion that the results from the duplicate analyses suggest the PV Lab and ALS results show excellent overall comparisons and, despite a relatively high percent difference on a sample by sample basis, any bias between the two labs is negligible in terms of Mineral Resource estimation.

11.4.5	Actions

Although some failures of blanks and CRMs were found, no actions have been taken. The procedures and processes for definition of actions upon detection of failures have been improved but there is no well-documented information about the actions taken when failures in blanks and CRMs are found. The general procedure is described as follows:

•	Upon receipt of laboratory analytical reports, QA/QC samples are copied and merged into a master spreadsheet which displays them on a graph, as well as designating whether they are a failure per the above criteria.

•	In the event of a failure, the database technicians communicate internally with geologists to ensure that the correct sample was submitted.

•	If this is the case, the laboratory is notified, and the batch is re-analyzed and re-reported. If no failures are noted, these analyses are transferred into the QA/QC sheets and the final drilling database is updated with the non-QA/QC samples.

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11.5	Opinion on Adequacy

Sierra Metals completed a very limited QA/QC program consisting of field duplicate sampling during the first few years of its exploration drilling programs. Previous Technical Reports deemed the level of QA/QC consistent with industry best practices, but SRK cautions, based on its extensive experience, that this is not the case.

SRK is of the opinion, given the recent QA/QC results and comparison to the PV Lab, as well as the fact that Bolivar is a producing mine with a robust production history, that the quality of the analytical data is sufficient to report Mineral Resources in the Indicated and Inferred categories.

SRK strongly advises Sierra Metals to continue supporting ongoing QA/QC monitoring and to implement the use of additional controls including coarse blanks, twin samples, fine and coarse duplicates, and a second lab control using a certified laboratory. It is necessary to clearly document the procedures and methods for actions taken in the event of failures.

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12	Data Verification

12.1	Procedures

SRK was provided with analytical certificates from ALS to facilitate validation of the assay database used for this MRE. SRK reviewed and cross-checked a subset of the total number of certificates (approximately 15%) and found no inconsistencies with the database. SRK has conducted similar validation exercises for previous MRE updates conducted since 2017.

In addition, SRK, Gustavson and RPA have conducted other means of data validation in previous reports and found the data to be sufficient in terms of accuracy for use at those times.

12.2	Limitations

SRK did not review 100% of the analyses from the analytical certificates during data validation for the MRE used in this report. In addition, SRK reviewed analyses from certificates that may have been previously vetted as part of past audits.

12.3	Opinion on Data Adequacy

SRK is of the opinion that the data provided are adequate for estimation of Mineral Resources.

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13	Mineral Processing and Metallurgical Testing

Bolivar’s Piedras Verdes processing plant has been in operation since late 2011. Prior to late 2011, no processing facilities were available on site, and the ore was trucked to the Cusi Mine’s Malpaso Mill located 270 km by road.

Bolivar’s Piedras Verdes processing facilities started operating in October 2011 at 1,000 tpd of nominal throughput. The ore processing capacity was expanded to 2,000 tpd in mid-2013. The mill has been upgraded since and the current actual throughput is approaching 3,800 tpd.

Piedras Verdes operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening of concentrates, filtration of concentrates, and tailings disposal. The plant’s flotation area can be seen in Figure 13-1 and the current process flowsheet is shown in Figure 13-2.

Piedras Verdes is consistently producing copper concentrate of commercial quality. The copper concentrate’s average assays for 2019 Q4 were 25% Cu, 570 g/t Ag, and 6.8 g/t Au.

Source: SRK, 2020

Figure 13-1: The Piedras Verdes Processing Plant’s Flotation Area

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Source: Sierra Metals, 2020

Figure 13-2: Piedras Verdes Flowsheet

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13.1	Testing and Procedures

The Bolivar Mine’s facilities include a metallurgical laboratory at site. Sampling and testing of samples are executed on an as-needed basis considering current and future mining areas as follows:

•	El Gallo Inferior;

•	Chimeneas-Brechas;

•	El Salto (continuation of El Gallo Inferior);

•	Bolivar West; and

•	Tajo 6900 and Tajo Mogote.

Additional testing has been performed to assess the commercial viability of producing iron ore concentrates. The available results show iron concentrate assaying approximately 61% Fe which is in the lower end of industry’s typical commercial iron ore assays.

13.2	Recovery Estimate Assumptions

Metal recovery for copper and silver showed a consistent improvement in the period July 2018 to December 2019 (18-months). Over the same period, gold recovery showed a minor downward trend.

Recovery of solids into a concentrate (mass-pull) appears fairly consistent ranging between 2.5% and 3.6%.

A comparison of the plant’s performance shows that between 2018 Q4 and 2019 Q4:

•	Copper recovery increased by 7%;

•	Silver recovery increased by 2%;

•	Gold recovery decreased by 3%; and

•	Concentrate mass-pull increased by 3%.

During 2019, Piedras Verdes consistently produced copper concentrate of commercial quality with copper grade ranging between 21.7% Cu to 28% Cu, silver content in concentrate ranging from 392 g/t Ag to 677 g/t Ag, and gold content in concentrate ranging from 3.2 g/t Au to 7.9 g/t Au. Average monthly metal recovery for copper, silver, and gold was 82.9%, 78.3% and 62.3%, respectively.

An additional correlation analysis between the key metallurgical variables suggests that recovery of copper correlates positively with ore throughput, and recovery of silver correlates positively with that of copper. All other correlations analysis between head grades, recoveries, and mass-pull showed no relationship among the parameters.

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Monthly production data for the Piedras Verdes processing plant in 2019 is shown in Figure 13-3.

Source: SRK, 2020

Figure 13-3: Piedras Verdes Monthly Average Performance in 2019

These findings suggest potential substandard operational practices in the concentrator in the beginning of the period in question. Based on the more positive outcome towards the end of 2019, SRK is of the opinion that the Piedras Verdes processing plant has made major improvements that are reflected in the improved metallurgical performance shown in Figure 13-4.

Source: SRK, 2020

Figure 13-4: Monthly Cu Head Grade vs. Cu Recovery - 2019

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14	Mineral Resource Estimates

Cliff Revering, PEng, of SRK (Canada) has conducted the Mineral Resource Estimate (MRE) as described herein, and Glen Cole, PGeo, of SRK (Canada) has reviewed the Mineral Resource estimation process. Findlay Craig and Ron Uken of SRK (Canada) developed the geological and mineralization domain interpretation used within this MRE. SRK has relied on the general geological knowledge and interpretation of the Bolivar area provided by Sierra Metals to guide the model development for this MRE.

14.1	Drill hole and Channel Sample Database

Information supporting the MRE is derived from data obtained from exploration drilling and underground mine production supplied by Sierra Metals.

14.1.1	Drilling Database

The resource database is comprised of 994 diamond holes, totaling 259,748 m of drilling. The drilling data consist of approximately 25,920 copper, silver, gold, zinc and lead assays. Decisions as to whether an interval is sampled are made by site geological staff during logging of the drill core. Drilling history for the project has been documented since 2003. Drilling information from some older holes has either been lost or the type of drilling is not known. These holes have been removed from the database.

The database is maintained in Microsoft® Access and was provided as Microsoft® Excel files with collar information, hole orientation, geology logging, sample assay data and geotechnical data. A summary of drill holes completed by year is provided in Table 14-1 and drill hole size is provided in Table 14-2. Descriptive statistics for all drill hole sample assays are presented in Table 14-3.

Table 14-1: Bolivar Drilling History

Year	Count	Meters	% of Total Meters
2003	1	202	0.1%
2004	93	15,770	6.1%
2005	70	12,360	4.8%
2006	61	9,959	3.8%
2007	96	21,841	8.4%
2008	95	20,826	8.0%
2009	43	5,643	2.2%
2010	28	3,736	1.4%
2011	26	6,574	2.5%
2012	40	13,032	5.0%
2013	27	11,402	4.4%
2014	30	5,830	2.2%
2015	75	18,342	7.1%
2016	51	16,585	6.4%
2017	102	40,244	15.5%
2018	70	28,022	10.8%
2019	86	29,382	11.3%
Total	994	259,748	100.0%

Source: SRK, 2020

Note: Totals may not match due to rounding.

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Table 14-2: Drilling Types

Hole Type	Count	Meters
Unknown	42	7,489
NQ	133	27,148
BTW	23	1,818
HQ_NQ	423	152,696
HQ	55	27,768
BQ	318	42,830
Total	994	259,748

Source: SRK 2020

Note: Totals may not match due to rounding.

Table 14-3: Sample Assay Descriptive Statistics – All Drilling (length weighted)

Column	Count	Min	Max	Mean	Variance	St. Dev.	Coefficient of Variation
Au	22,435	0.0025	24.90	0.12	0.27	.52	4.33
Ag	25,920	0.0000	4,720.00	12.44	3323.34	57.65	4.63
Cu	25,920	0.0000	42.07	0.47	2.04	1.42	3.01
Pb	25,803	0.0001	8.05	0.02	0.01	0.11	6.72
Zn	25,920	0.0001	52.09	0.95	18.44	4.29	4.53

Source: SRK, 2020

14.1.2	Downhole Deviation

Of the 994 drill holes in the database, 295 have downhole deviation measurements. Almost all drill holes drilled since 2017 have been surveyed with downhole instruments including Deviflex and Reflex tools. Table 14-4 provides details on drill holes with downhole surveys per drilling campaign.

The deviation surveys show that the initial angle of the drill setup is frequently five or more degrees off the intended azimuth for holes drilled before 2016, and that subsequent surveys taken downhole vary significantly from the first, indicating substantial deviation. The survey deviations are not consistent within the measurement data and the results indicate that un-surveyed drill holes could be materially off the planned azimuth which is recorded into the database.

As previously observed by SRK, the average azimuth downhole deviation for these surveyed holes is highly variable, with some holes exhibiting very little deviation and others more than 15° over the course of the hole. Thus, SRK is of the opinion that downhole surveys should continue to be collected with the Deviflex equipment on a regular basis and used as a matter of course during all drilling campaigns.

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Table 14-4: Drill Hole Downhole Survey Details

Drilling Campaign Year	Number of Holes Drilled	Number of Holes Surveyed
2003	1	0
2004	93	0
2005	70	0
2006	61	0
2007	96	0
2008	95	0
2009	43	0
2010	28	0
2011	26	0
2012	40	0
2013	27	8
2014	30	0
2015	75	20
2016	51	30
2017	102	91
2018	70	66
2019	86	80
Total	994	295

Source: SRK, 2020

14.1.3	Missing and Unsampled Intervals

The handling of missing and unsampled intervals for the Bolivar data is critical for Mineral Resource estimation. There are many cases where samples are not present in the database for significant drill lengths, or for the entire drill hole. In most cases this is because the geologist logging the drill hole did not note mineralization or material of interest, and therefore did not sample the interval. However, there were other factors that may have contributed to intervals not having assay results. Some assays have been lost or deemed of too low confidence by Sierra Metals to include in the MRE; others are partial analyses, meaning that Cu was analyzed but not Au. For example, there are approximately 3,500 less Au analyses compared to Cu analyses, which is a function of the analytical capability of the PV Lab prior to installation of a fire assay circuit. SRK is of the opinion that for areas where Au was not analyzed or data are missing, there may be additional upside potential within the Mineral Resource.

In a select few obvious cases, SRK advised Sierra Metals (prior to this work) to sample those intervals that clearly should cross the mineralized body based on other nearby drilling or sampling. Sierra Metals did this and submitted modern QA/QC along with the selection of samples to effectively “infill” most of these areas.

In general, due to uncertainties associated with missing or unsampled intervals, SRK has assigned a value of “0” to all missing or unsampled intervals.

14.2	Geological Model

Geological and mineralization models were constructed in 3D to serve as limits and guides for interpolation of grades for the MRE.

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14.2.1	Bolivar Area Mineralization

An initial mineralization model for the Bolivar deposit was provided by Sierra Metals in September 2019. This was subsequently revised by SRK to incorporate additional exploration drilling conducted in Q4 2019, as well as to incorporate revisions to the geological model and the cut-off grade used to define the extents of mineralization.

The revised mineralization model developed to support the 2019 year-end MRE is comprised of four main areas of mineralization and thirty distinct zones (domains) of mineralization as depicted in Figure 14-1 and summarized in Table 14-5. Volumetrically, the EGI area is the most significant and has been the main source of mine production since 2007. All volumes reported in Table 14-5 reflect the total volume of the interpreted models and have not been adjusted for mine depletion.

As discussed in Section 7.0, the dominant lithological contact controlling mineralization at Bolivar is the Piedras Verde granodiorite with the majority of mineralization located in close proximity to this lithological unit (Figure 14-2). A cut-off grade of approximately 0.42% equivalent copper (Cu-Eq) has been used to define the mineralized zones at Bolivar, based on a metal value cut-off of US$24.25/t. Further details of cut-off criteria used for Mineral Resource estimation are provided in Section 14.10.

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Source: SRK, 2020

Figure 14-1: December 2019 Mineralization Model for Bolivar

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Table 14-5: Bolivar Mineralization Domains and Codes

Domain	Domain Code	Volume (m3)
EGI	110	8,207,490
EGI_2	120	31,315
EGI_3	130	577,516
EGI_4	140	35,349
EGI_5	150	119,861
EGI_6	160	95,453
CHIMINEA_1	210	326,742
CHIMINEA_2	220	856,948
BNW_1	310	398,728
BNW_2	320	275,464
BNW_3	330	13,815
BNW_4	340	2,492,726
BNW_5	350	67,961
BNW_6	360	78,155
BNW_7	370	480,318
BNW_8	380	12,238
BNW_9	390	1,061,601
SKARN_1	410	185,808
SKARN_2	420	94,434
SKARN_3	430	187,316
SKARN_4	440	448,826
B_W_A	510	246,577
B_W_B	520	164,667
B_W_C	530	862,355
B_W_D	540	458,584
B_W_E	550	308,282
BWW1	610	40,330
BWW2	620	115,476
BWW3	630	138,045
BWW4	640	140,641

Source: SRK, 2020

Note: volumes are not adjusted for mine depletion.

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Source: SRK, 2020

Figure 14-2: 3D View of Piedras Verde Granodiorite Relative to Mineralization Zones

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14.3	Assay Sample Summary

14.3.1	Assay Sample Length

A total of 10,052 assay samples are located within the interpreted mineralized domains at Bolivar. Sample interval lengths are variable but predominately 1.0 m to 1.5 m. Further details are provided in Figure 14-3.

Source: SRK, 2020

Figure 14-3: Assay Sample Interval Summary Statistics

14.3.2	Assay Grade Summary

Sample analysis has typically consisted of assaying for Cu, Ag, Au, Zn, Pb, and Fe, however inclusion of Au, Fe and Pb was more inconsistent during historical drilling campaigns. The primary metals of interest currently incorporated into the MRE are Cu, Ag and Au. Summary assay statistics for the three primary metals, segregated by mineralized domain, are provided in Table 14-6 to Table 14-8.

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Table 14-6: Summary Assay Statistics for Cu (%)

Domain	Domain Code	# of Samples	Avg. Sample Length (m)	Cu_pct (Mean)	Cu_pct (StDev)	Cu_pct (Min)	Cu_pct (Max)	Cu_pct (CV)
EGI	110	2656	1.13	0.73	568.01	0.00	8.79	778
EGI_2	120	53	1.12	1.43	596.42	0.06	3.78	417
EGI_3	130	486	1.17	1.17	845.38	0.00	12.70	724
EGI_4	140	66	0.98	0.58	347.12	0.01	7.20	601
EGI_5	150	125	1.05	1.81	1067.96	0.00	8.01	592
EGI_6	160	66	1.06	1.01	882.05	0.00	7.13	876
CHIMINEA_1	210	678	1.16	1.68	2042.93	0.00	27.50	1,217
CHIMINEA_2	220	802	1.20	0.67	885.27	0.00	19.90	1,316
BNW_1	310	140	1.17	1.16	986.90	0.00	4.24	853
BNW_2	320	121	1.21	0.90	666.25	0.00	12.15	742
BNW_3	330	12	1.22	0.55	200.62	0.00	3.27	365
BNW_4	340	546	1.19	0.57	421.72	0.00	5.78	737
BNW_5	350	17	1.01	1.31	525.68	0.14	2.85	401
BNW_6	360	21	1.16	0.84	638.52	0.00	3.35	758
BNW_7	370	116	1.14	0.60	348.08	0.00	3.55	584
BNW_8	380	5	1.42	0.57	152.22	0.35	0.77	267
BNW_9	390	113	1.31	1.06	511.63	0.00	5.56	483
SKARN_1	410	369	1.04	0.61	482.78	0.00	6.65	785
SKARN_2	420	366	1.27	0.65	2459.90	0.00	9.29	3,788
SKARN_3	430	533	1.17	1.20	1947.64	0.00	19.50	1,626
SKARN_4	440	1922	1.16	1.14	1465.53	0.00	28.30	1,289
B_W_A	510	107	1.36	1.05	484.72	0.00	7.60	460
B_W_B	520	97	1.30	0.65	365.17	0.00	6.75	561
B_W_C	530	374	1.30	1.37	1692.30	0.00	8.93	1,236
B_W_D	540	95	1.29	0.69	261.47	0.00	5.55	378
B_W_E	550	50	1.33	0.70	260.75	0.00	5.39	372
BWW1	610	12	1.42	0.83	149.61	0.34	1.34	181
BWW2	620	26	1.36	0.70	256.00	0.07	2.40	364
BWW3	630	35	1.42	1.36	492.37	0.36	4.35	361
BWW4	640	43	1.45	0.67	190.81	0.09	1.66	285

Source: SRK, 2020

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Table 14-7: Summary Assay Statistics for Ag (g/t)

Domain	Domain Code	# of Samples	Avg. Sample Length (m)	Ag_g/t (Mean)	Ag_g/t (StDev)	Ag_g/t (Min)	Ag_g/t (Max)	Ag_g/t (CV)
EGI	110	2656	1.13	12.70	12093.93	0.00	355.00	952
EGI_2	120	53	1.12	24.78	10883.03	0.50	88.00	439
EGI_3	130	486	1.17	31.70	35295.25	0.00	1850.00	1,113
EGI_4	140	66	0.98	8.34	3620.42	0.10	44.40	434
EGI_5	150	125	1.05	32.19	19352.23	0.10	184.00	601
EGI_6	160	66	1.06	25.84	24325.38	0.10	158.00	941
CHIMINEA_1	210	678	1.16	37.23	44419.30	0.00	582.00	1,193
CHIMINEA_2	220	802	1.20	25.95	129896.42	0.30	4720.00	5,006
BNW_1	310	140	1.17	66.79	69283.86	0.00	388.00	1,037
BNW_2	320	121	1.21	33.07	22682.78	0.00	285.00	686
BNW_3	330	12	1.22	20.24	9501.51	0.00	59.70	469
BNW_4	340	546	1.19	5.01	6321.40	0.00	90.00	1,261
BNW_5	350	17	1.01	31.52	13615.32	1.00	77.00	432
BNW_6	360	21	1.16	18.68	13225.66	0.50	82.00	708
BNW_7	370	116	1.14	9.21	5902.40	0.10	54.00	641
BNW_8	380	5	1.42	8.89	4545.70	1.60	15.90	511
BNW_9	390	113	1.31	14.85	7473.17	0.50	116.00	503
SKARN_1	410	369	1.04	23.85	17531.30	0.00	420.00	735
SKARN_2	420	366	1.27	40.11	248259.39	0.00	578.00	6,190
SKARN_3	430	533	1.17	18.56	22888.27	0.10	270.00	1,233
SKARN_4	440	1922	1.16	21.73	26516.55	0.00	1050.00	1,220
B_W_A	510	107	1.36	8.91	4597.73	0.00	166.00	516
B_W_B	520	97	1.30	15.30	10250.71	0.00	226.00	670
B_W_C	530	374	1.30	44.54	72269.99	0.00	669.00	1,623
B_W_D	540	95	1.29	9.78	4112.19	0.50	81.00	420
B_W_E	550	50	1.33	13.28	7212.01	0.00	272.00	543
BWW1	610	12	1.42	14.56	8836.72	1.00	47.00	607
BWW2	620	26	1.36	9.93	4409.94	1.00	27.00	444
BWW3	630	35	1.42	27.28	26013.89	2.00	291.00	954
BWW4	640	43	1.45	6.24	4682.54	0.50	39.00	750

Source: SRK, 2020

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Table 14-8: Summary Assay Statistics for Au (g/t)

Domain	Domain Code	# of Samples	Avg. Sample Length (m)	Au_g/t (Mean)	Au_g/t (StDev)	Au_g/t (Min)	Au_g/t (Max)	Au_g/t (CV)
EGI	110	2656	1.13	0.203	356.005	0.000	11.850	1,756
EGI_2	120	53	1.12	0.408	366.783	0.000	2.660	899
EGI_3	130	486	1.17	0.193	561.429	0.000	10.350	2,909
EGI_4	140	66	0.98	0.038	32.932	0.003	0.588	868
EGI_5	150	125	1.05	0.199	330.980	0.003	3.520	1,663
EGI_6	160	66	1.06	0.247	336.595	0.003	2.060	1,364
CHIMINEA_1	210	678	1.16	0.021	64.821	0.000	4.310	3,138
CHIMINEA_2	220	802	1.20	0.023	84.896	0.000	2.270	3,759
BNW_1	310	140	1.17	9.084	12821.545	0.000	24.900	1,412
BNW_2	320	121	1.21	0.832	1035.307	0.000	9.300	1,244
BNW_3	330	12	1.22	0.691	215.380	0.000	1.225	312
BNW_4	340	546	1.19	0.352	676.237	0.000	10.000	1,921
BNW_5	350	17	1.01	0.303	194.514	0.019	1.275	642
BNW_6	360	21	1.16	0.089	108.430	0.000	0.511	1,212
BNW_7	370	116	1.14	0.364	379.917	0.000	4.710	1,045
BNW_8	380	5	1.42	0.194	83.860	0.000	0.343	433
BNW_9	390	113	1.31	0.009	41.364	0.000	1.625	4,671
SKARN_1	410	369	1.04	0.198	172.367	0.000	5.870	871
SKARN_2	420	366	1.27	0.593	4171.019	0.000	9.610	7,038
SKARN_3	430	533	1.17	0.061	90.312	0.000	0.989	1,470
SKARN_4	440	1922	1.16	0.110	235.970	0.000	8.700	2,152
B_W_A	510	107	1.36	0.000	0.422	0.000	0.025	3,226
B_W_B	520	97	1.30	0.002	5.327	0.000	0.210	2,461
B_W_C	530	374	1.30	0.000	28.925	0.000	1.810	70,026
B_W_D	540	95	1.29	0.104	128.774	0.000	5.130	1,235
B_W_E	550	50	1.33	0.016	41.011	0.000	1.740	2,635
BWW1	610	12	1.42	0.127	63.990	0.000	0.349	504
BWW2	620	26	1.36	0.313	252.655	0.000	1.660	807
BWW3	630	35	1.42	0.670	631.892	0.000	5.140	942
BWW4	640	43	1.45	0.263	154.936	0.005	1.660	590

Source: SRK, 2020

14.3.3	Compositing

Assay sample intervals are composited to provide common support for statistical and geostatistical analysis, and for estimation of Mineral Resources. Sample intervals of 1.5 m and 2.0 m represent 90% and 98% of all sample lengths (Figure 14-3), therefore a composite length of 2.0 m was selected as an optimal compositing interval. Although longer compositing intervals may reduce the variability of the composited dataset, a shorter composite length may allow finer definition of the bedding-parallel mineralization.

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Compositing was conducted within each domain independently. Composite intervals located along the margins of the mineralized domains less than 1.0 m in length were incorporated into the adjacent composite intervals to remove any small residuals from the final composite dataset. A summary of composite sample assay statistics is provided in Table 14-9 to Table 14-11.

Table 14-9: Composited Assay Summary Statistics for Cu (%)

Domain	Domain Code	# of Comps	Cu_pct (Mean)	Cu_pct (StDev)	Cu_pct (Min)	Cu_pct (Max)	Cu_pct (CV)
EGI	110	1736	0.65	0.72	0.00	5.90	1.11
EGI_2	120	37	1.22	0.83	0.00	3.78	0.68
EGI_3	130	311	1.07	1.28	0.00	7.40	1.20
EGI_4	140	36	0.48	0.38	0.00	1.75	0.81
EGI_5	150	66	1.56	1.17	0.00	5.40	0.75
EGI_6	160	39	0.75	1.05	0.00	5.91	1.41
CHIMINEA_1	210	459	1.28	2.66	0.00	23.20	2.08
CHIMINEA_2	220	506	0.54	0.69	0.00	5.03	1.28
BNW_1	310	90	0.81	0.66	0.00	3.41	0.82
BNW_2	320	91	0.76	1.08	0.00	7.68	1.43
BNW_3	330	11	0.55	0.51	0.00	1.74	0.93
BNW_4	340	318	0.63	0.53	0.00	2.75	0.84
BNW_5	350	15	0.69	0.62	0.00	1.75	0.89
BNW_6	360	13	0.71	0.72	0.00	2.59	1.02
BNW_7	370	69	0.61	0.51	0.01	2.23	0.84
BNW_8	380	5	0.60	0.16	0.40	0.77	0.27
BNW_9	390	74	1.02	0.94	0.00	4.63	0.92
SKARN_1	410	207	0.49	0.63	0.00	3.88	1.29
SKARN_2	420	208	0.62	0.87	0.00	6.25	1.40
SKARN_3	430	363	0.89	1.52	0.00	11.88	1.72
SKARN_4	440	1230	0.86	1.67	0.00	24.28	1.93
B_W_A	510	68	0.65	0.74	0.00	2.97	1.13
B_W_B	520	63	0.68	0.87	0.00	3.76	1.28
B_W_C	530	241	1.11	1.01	0.00	5.90	0.91
B_W_D	540	75	0.81	0.89	0.00	3.77	1.10
B_W_E	550	32	0.79	0.83	0.00	2.75	1.05
BWW1	610	9	0.85	0.27	0.39	1.33	0.32
BWW2	620	17	0.72	0.41	0.24	1.70	0.57
BWW3	630	25	1.37	0.73	0.46	3.33	0.54
BWW4	640	30	0.67	0.31	0.13	1.51	0.46

Source: SRK, 2020

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Table 14-10: Composited Assay Summary Statistics for Ag (g/t)

Domain	Domain Code	# of Comps	Ag_g/t (Mean)	Ag_g/t (StDev)	Ag_g/t (Min)	Ag_g/t (Max)	Ag_g/t (CV)
EGI	110	1736	11.52	16.46	0.00	266.75	1.43
EGI_2	120	37	19.82	12.43	0.00	51.90	0.63
EGI_3	130	311	28.80	69.46	0.00	1089.00	2.41
EGI_4	140	36	7.67	5.23	0.00	19.74	0.68
EGI_5	150	66	29.51	19.60	0.23	92.41	0.66
EGI_6	160	39	19.04	26.74	0.00	103.34	1.40
CHIMINEA_1	210	459	28.64	57.00	0.00	512.05	1.99
CHIMINEA_2	220	506	20.41	139.24	0.00	2960.99	6.82
BNW_1	310	90	35.26	48.77	0.00	311.28	1.38
BNW_2	320	91	27.57	37.15	0.00	183.47	1.35
BNW_3	330	11	18.22	18.59	0.00	59.70	1.02
BNW_4	340	318	7.52	9.35	0.00	50.15	1.24
BNW_5	350	15	15.78	15.88	0.00	48.26	1.01
BNW_6	360	13	14.84	12.19	0.00	41.98	0.82
BNW_7	370	69	7.49	8.12	0.40	39.65	1.09
BNW_8	380	5	10.37	4.88	4.55	15.90	0.47
BNW_9	390	74	16.19	15.79	0.00	77.86	0.98
SKARN_1	410	207	19.18	28.59	0.00	210.10	1.49
SKARN_2	420	208	21.04	37.16	0.00	380.07	1.77
SKARN_3	430	363	15.16	19.94	0.00	206.55	1.32
SKARN_4	440	1230	18.24	33.33	0.00	610.58	1.83
B_W_A	510	68	10.32	14.11	0.00	84.46	1.37
B_W_B	520	63	19.01	27.18	0.00	113.89	1.43
B_W_C	530	241	34.93	52.21	0.00	425.64	1.49
B_W_D	540	75	10.58	12.28	0.00	52.10	1.16
B_W_E	550	32	15.89	19.34	0.00	75.88	1.22
BWW1	610	9	16.96	19.05	2.65	46.99	1.12
BWW2	620	17	10.11	7.32	1.27	26.59	0.72
BWW3	630	25	26.59	37.80	2.25	156.97	1.42
BWW4	640	30	5.80	6.88	0.50	25.19	1.19

Source: SRK, 2020

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Table 14-11: Composited Assay Summary Statistics for Au (g/t)

Domain	Domain Code	# of Comps	Au_g/t (Mean)	Au_g/t (StDev)	Au_g/t (Min)	Au_g/t (Max)	Au_g/t (CV)
EGI	110	1736	0.169	0.385	0.000	6.005	2.28
EGI_2	120	37	0.327	0.432	0.000	1.647	1.32
EGI_3	130	311	0.178	0.810	0.000	10.300	4.56
EGI_4	140	36	0.037	0.060	0.000	0.308	1.63
EGI_5	150	66	0.163	0.311	0.003	1.929	1.90
EGI_6	160	39	0.167	0.316	0.000	1.231	1.89
CHIMINEA_1	210	459	0.024	0.120	0.000	2.210	4.99
CHIMINEA_2	220	506	0.022	0.106	0.000	1.667	4.86
BNW_1	310	90	0.638	1.288	0.000	8.977	2.02
BNW_2	320	91	0.485	1.116	0.000	7.114	2.30
BNW_3	330	11	0.479	0.513	0.000	1.225	1.07
BNW_4	340	318	0.460	0.635	0.000	4.894	1.38
BNW_5	350	15	0.166	0.207	0.000	0.814	1.25
BNW_6	360	13	0.090	0.178	0.000	0.511	1.98
BNW_7	370	69	0.349	0.627	0.000	4.230	1.80
BNW_8	380	5	0.151	0.141	0.000	0.343	0.94
BNW_9	390	74	0.067	0.212	0.000	1.102	3.18
SKARN_1	410	207	0.194	0.357	0.000	2.976	1.84
SKARN_2	420	208	0.240	0.573	0.000	6.203	2.39
SKARN_3	430	363	0.051	0.078	0.000	0.552	1.51
SKARN_4	440	1230	0.104	0.325	0.000	8.700	3.12
B_W_A	510	68	0.001	0.003	0.000	0.025	4.94
B_W_B	520	63	0.014	0.030	0.000	0.176	2.23
B_W_C	530	241	0.042	0.162	0.000	1.131	3.81
B_W_D	540	75	0.372	0.673	0.000	3.945	1.81
B_W_E	550	32	0.015	0.079	0.000	0.448	5.19
BWW1	610	9	0.116	0.116	0.000	0.336	1.00
BWW2	620	17	0.338	0.502	0.000	1.415	1.48
BWW3	630	25	0.669	1.087	0.000	3.525	1.62
BWW4	640	30	0.277	0.246	0.006	1.164	0.89

Source: SRK, 2020

14.3.4	Outlier Analysis and Grade Capping

Grade capping is a technique used to mitigate the effect that a small population of high-grade sample outliers can have during grade estimation. These high-grade samples are considered to not be representative of the general sample population and are therefore “capped” to a level that is more representative of the general data population. Although subjective, grade capping is a common industry practice when performing grade estimation for deposits that have significant grade variability.

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Outlier analysis for Bolivar was conducted on the 2 m composited dataset and assessed separately for each individual domain. Histograms and normal quantile plots were generated for each mineralized domain, and appropriate capping levels were selected where required. Composites were capped prior to grade estimation. A summary of grade capping levels is provided in Table 14-12 to Table 14-14.

Table 14-12: Capped Composite Summary Statistics for Cu (%)

Domain	Domain Code	# of Comps	Cu_pct (Cap Value)	Cu_pct (#'s capped)	Cu_pct (Mean)	Cu_pct (StDev)	Cu_pct (CV)
EGI	110	1736	4.5	3	0.65	0.71	1.1
EGI_2	120	37	2.2	3	1.16	0.69	0.6
EGI_3	130	311	4.8	6	1.05	1.21	1.2
EGI_4	140	36	0.95	4	0.44	0.31	0.7
EGI_5	150	66	2.8	6	1.44	0.88	0.6
EGI_6	160	39	1.5	4	0.57	0.49	0.9
CHIMINEA_1	210	459	11	7	1.18	2.14	1.8
CHIMINEA_2	220	506	2.2	10	0.51	0.57	1.1
BNW_1	310	90	1.9	5	0.78	0.57	0.7
BNW_2	320	91	2.8	3	0.68	0.73	1.1
BNW_3	330	11	N/A	N/A	0.55	0.51	0.9
BNW_4	340	318	2.2	7	0.63	0.51	0.8
BNW_5	350	15	N/A	N/A	0.69	0.62	0.9
BNW_6	360	13	N/A	N/A	0.71	0.72	1.0
BNW_7	370	69	1.1	7	0.54	0.34	0.6
BNW_8	380	5	N/A	N/A	0.60	0.16	0.3
BNW_9	390	74	2.8	4	0.99	0.84	0.8
SKARN_1	410	207	1.9	7	0.46	0.52	1.1
SKARN_2	420	208	1.8	9	0.52	0.51	1.0
SKARN_3	430	363	6	7	0.84	1.27	1.5
SKARN_4	440	1230	7.3	15	0.81	1.30	1.6
B_W_A	510	68	1.3	8	0.53	0.46	0.9
B_W_B	520	63	1.8	6	0.57	0.56	1.0
B_W_C	530	241	3.8	5	1.09	0.93	0.9
B_W_D	540	75	2.8	2	0.79	0.83	1.1
B_W_E	550	32	2	3	0.76	0.77	1.0
BWW1	610	9	N/A	N/A	0.85	0.27	0.3
BWW2	620	17	N/A	N/A	0.72	0.41	0.6
BWW3	630	25	2	3	1.26	0.52	0.4
BWW4	640	30	1.1	2	0.65	0.26	0.4

Source: SRK, 2020

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Table 14-13: Capped Composite Summary Statistics for Ag (g/t)

Domain	Domain Code	# of Comps	Ag_g/t (Cap Value)	Ag_g/t (#'s capped)	Ag_g/t (Mean)	Ag_g/t (StDev)	Ag_g/t (CV)
EGI	110	1736	115	5	11.33	14.69	1.3
EGI_2	120	37	30	5	18.16	9.36	0.5
EGI_3	130	311	120	4	24.37	26.18	1.1
EGI_4	140	36	15	3	7.37	4.63	0.6
EGI_5	150	66	55	6	27.73	15.46	0.6
EGI_6	160	39	35	6	13.20	12.15	0.9
CHIMINEA_1	210	459	300	1	28.18	53.81	1.9
CHIMINEA_2	220	506	300	3	14.00	36.11	2.6
BNW_1	310	90	135	3	32.11	36.28	1.1
BNW_2	320	91	70	8	22.55	23.22	1.0
BNW_3	330	11	N/A	N/A	18.22	18.59	1.0
BNW_4	340	318	38	5	7.39	8.87	1.2
BNW_5	350	15	N/A	N/A	15.78	15.88	1.0
BNW_6	360	13	N/A	N/A	14.84	12.19	0.8
BNW_7	370	69	27	3	7.24	7.33	1.0
BNW_8	380	5	N/A	N/A	10.37	4.88	0.5
BNW_9	390	74	35	6	14.43	11.22	0.8
SKARN_1	410	207	115	3	18.43	24.74	1.3
SKARN_2	420	208	155	1	19.96	29.04	1.5
SKARN_3	430	363	70	6	14.46	16.13	1.1
SKARN_4	440	1230	180	3	17.68	27.23	1.5
B_W_A	510	68	28	5	8.76	8.92	1.0
B_W_B	520	63	50	8	15.24	17.92	1.2
B_W_C	530	241	205	4	32.86	41.07	1.3
B_W_D	540	75	29	7	9.47	9.51	1.0
B_W_E	550	32	53	2	15.16	17.34	1.1
BWW1	610	9	N/A	N/A	16.97	19.05	1.1
BWW2	620	17	N/A	N/A	10.11	7.32	0.7
BWW3	630	25	60	2	20.24	19.88	1.0
BWW4	640	30	10	5	4.27	3.57	0.8

Source: SRK, 2020

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Table 14-14: Capped Composite Summary Statistics for Au (g/t)

Domain	Domain Code	# of Comps	Au_g/t (Cap Value)	Au_g/t (#'s capped)	Au_g/t (Mean)	Au_g/t (StDev)	Au_g/t (CV)
EGI	110	1736	2.3	7	0.162	0.325	2.0
EGI_2	120	37	0.95	3	0.286	0.329	1.1
EGI_3	130	311	1.25	7	0.113	0.235	2.1
EGI_4	140	36	0.08	3	0.026	0.022	0.8
EGI_5	150	66	0.5	4	0.124	0.145	1.2
EGI_6	160	39	N/A	N/A	0.167	0.316	1.9
CHIMINEA_1	210	459	0.21	5	0.017	0.033	2.0
CHIMINEA_2	220	506	0.19	8	0.014	0.034	2.4
BNW_1	310	90	1.7	5	0.450	0.516	1.1
BNW_2	320	91	1.9	5	0.329	0.497	1.5
BNW_3	330	11	N/A	N/A	0.479	0.513	1.1
BNW_4	340	318	2.25	10	0.434	0.520	1.2
BNW_5	350	15	N/A	N/A	0.166	0.207	1.2
BNW_6	360	13	N/A	N/A	0.090	0.178	2.0
BNW_7	370	69	1.6	2	0.301	0.398	1.3
BNW_8	380	5	N/A	N/A	0.151	0.141	0.9
BNW_9	390	74	N/A	N/A	0.067	0.212	3.2
SKARN_1	410	207	1.14	4	0.172	0.242	1.4
SKARN_2	420	208	1.6	4	0.210	0.363	1.7
SKARN_3	430	363	0.3	9	0.049	0.064	1.3
SKARN_4	440	1230	1.7	4	0.097	0.207	2.1
B_W_A	510	68	N/A	N/A	0.001	0.003	4.9
B_W_B	520	63	0.06	3	0.010	0.018	1.7
B_W_C	530	241	0.08	3	0.008	0.023	2.9
B_W_D	540	75	1.66	3	0.318	0.464	1.5
B_W_E	550	32	0.03	1	0.002	0.007	3.3
BWW1	610	9	N/A	N/A	0.116	0.116	1.0
BWW2	620	17	N/A	N/A	0.338	0.502	1.5
BWW3	630	25	0.65	5	0.274	0.281	1.0
BWW4	640	30	0.36	6	0.214	0.118	0.6

Source: SRK, 2020

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14.4	Density

Density measurements have been taken at Bolivar from both drill core and hand samples from the underground workings.

For both sample types, density has been assessed via the standard immersion method, measuring the mass of the sample in air and then water, and taking the difference between the two. In addition, Bolivar has data from ongoing production which provide an average density of material through the plant that generally fluctuates around 3.7 t/m3.

A total of 559 density samples have been collected from drill core within the various mineralized domains at Bolivar. However, as noted in Table 14-15, many of the interpreted mineralized domains contain few density measurements. Insufficient density measurements are available to estimate density locally and therefore an average density has been assigned to the various mineralized domains.

As noted in Section 7.4, mineralization at Bolivar is locally associated with magnetite, depending on proximity to fluid flow channels. Analysis of the density measurements for Bolivar, relative to sulphide (i.e. Cu and Zn) and magnetite (i.e. Fe) mineralization suggests that density is affected by both the extent of sulphide and magnetite mineralization present. Figure 14-4 provides plots of density relative to Cu, Fe and combined Cu, Fe and Zn content.

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Table 14-15: Assigned Average Density Values for Mineralized Domains

Domain	Domain Code	Domain Group	# of Density Samples	Average Assigned Density (t/m3)
EGI	110	100	175	3.6
EGI_2	120	100	11	3.6
EGI_3	130	100	30	3.6
EGI_4	140	100	14	3.6
EGI_5	150	100	0	3.6
EGI_6	160	100	4	3.6
CHIMINEA_1	210	200	7	3.2
CHIMINEA_2	220	200	7	3.2
BNW_1	310	300	5	3.45
BNW_2	320	300	5	3.45
BNW_3	330	300	0	3.45
BNW_4	340	300	9	3.45
BNW_5	350	300	0	3.45
BNW_6	360	300	3	3.45
BNW_7	370	300	2	3.45
BNW_8	380	300	1	3.45
BNW_9	390	300	3	3.45
SKARN_1	410	400	9	3.6
SKARN_2	420	400	6	3.6
SKARN_3	430	400	63	3.6
SKARN_4	440	400	79	3.6
B_W_A	510	500	8	3.45
B_W_B	520	500	7	3.45
B_W_C	530	500	43	3.45
B_W_D	540	500	31	3.45
B_W_E	550	500	5	3.45
BWW1	610	600	1	3.2
BWW2	620	600	9	3.2
BWW3	630	600	12	3.2
BWW4	640	600	10	3.2

Source: SRK, 2020

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Source: SRK, 2020

Figure 14-4: Scatter Plots of Density (t/m3) Relative to Cu (%), Fe (%) and Combined Cu + Fe + Zn (%) Mineralization

It is recommended to implement a systematic density measurement program of different rock types and mineralization styles within Bolivar. Drill core samples collected for density measurement should also be submitted for geochemical analysis to allow for correlation of density to sulphide and magnetite content within the various mineralization domains.

14.5	Variography

Due to limited composites within most individual mineralized domains, variogram analysis was conducted only on the larger domains (i.e. EGI, Chiminea_1, Chiminea_2, BNW_4 and B_W_C) Directional variograms for copper, silver and gold were produced for each of these domains, with the exception of B_W_C where no variogram was produced for gold. Variogram parameters are provided in Table 14-16 to Table 14-18.

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Table 14-16: Variogram Parameters for Copper

			Struct1				Struct2
Domain	Domain Code	Nugget	Sill	Major	Semi Major	Minor	Sill	Major	Semi Major	Minor	Bearing	Plunge	Dip
EGI	110	0.25	0.6	40	25	8	0.15	140	65	15	98	-8	22
CHIMINEA_1	210	0.05	0.58	15	6	8	0.37	55	16	10	115	11	-60
CHIMINEA_2	220	0.25	0.35	78	8	20	0.4	150	60	55	110	5	-62
BNW_4	340	0.2	0.56	85	37	10	0.24	155	70	15	144	12	32
B_W_C	530	0.2	0.53	6	6	6	0.27	70	70	14	-15	10	-10

Source: SRK, 2020

Table 14-17: Variogram Parameters for Silver

			Struct1				Struct2
Domain	Domain Code	Nugget	Sill	Major	Semi Major	Minor	Sill	Major	Semi Major	Minor	Bearing	Plunge	Dip
EGI	110	0.25	0.6	40	25	8	0.15	140	65	15	98	-8	22
CHIMINEA_1	210	0.05	0.46	15	8	8	0.49	60	20	12	115	11	-60
CHIMINEA_2	220	0.15	0.55	28	8	6	0.3	117	40	20	110	5	-62
BNW_4	340	0.15	0.62	55	45	10	0.23	200	100	20	144	12	32
B_W_C	530	0.2	0.64	6	6	6	0.16	70	70	14	-15	10	-10

Source: SRK, 2020

Table 14-18: Variogram Parameters for Gold

			Struct1				Struct2
Domain	Domain Code	Nugget	Sill	Major	Semi Major	Minor	Sill	Major	Semi Major	Minor	Bearing	Plunge	Dip
EGI	110	0.3	0.53	50	36	4	0.17	112	78	12	92	-8	22
CHIMINEA_1	210	0.05	0.7	8	9	8	0.25	38	27	17	82	49	-66
CHIMINEA_2	220	0.15	0.64	17	17	20	0.21	55	55	35	90	30	-56
BNW_4	340	0.15	0.59	70	38	6	0.26	195	60	13	144	12	32

Source: SRK, 2020

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14.6	Block Model Configuration

Two block models were constructed in MAPTEK® Vulcan software for the 2020 Bolivar MRE, with details provided in Table 14-19 and shown in Figure 14-5.

Table 14-19: Block Model Configuration Parameters

Origin	Bolivar East	Bolivar West
X Coordinate	10,900	8,600
Y Coordinate	8,250	9,100
Z Coordinate	1300	1100
	Rotation
Bearing	50°	90°
	Block Size
X	5m	5m
Y	5m	5m
Z	5m	5m
	Sub-Block Size
X	1m	1m
Y	1m	1m
Z	1m	1m
	Distance offsets
X	1,400	1100
Y	3,000	900
Z	700	600

Source: SRK, 2020

Source: SRK, 2020

Figure 14-5: 2020 Bolivar MRE Block Models

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14.7	Estimation Parameters

Block estimation of copper, silver and gold was conducted using both Ordinary Kriging and Inverse Distance (ID2). Ordinary Kriging was used for domains which contained sufficient sample density to develop variogram models. All other domain block grades were estimated using ID2. Estimation was conducted using multiple passes, using the following generalized approach:

•	Pass 1 search ellipse range used 60% of the variogram range

•	Pass 2 search ellipse range used 100% of the variogram range

•	Pass 3 search ellipse used approximately 150% of the variogram range

•	Pass 4 search ellipse used approximately 200% of the variogram range.

Generally, the majority of blocks within each domain were estimated within the first two estimation passes, with passes 3 and 4 used to estimate blocks along the peripheries of the mineralized domains. Search ellipse and estimation parameters are summarized in Table 14-20 and Table 14-21.

For mineralized domains with significant undulating geometry, the technique of locally varying anisotropy (LVA) was used to locally adjust search orientations to better align with the geometry of the mineralized zone contacts. The LVA option in MAPTEK® Vulcan uses HW and FW surfaces to determine block scale orientation parameters to use during grade estimation. Domains where LVA was used are indicated in Table 14-20.

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Table 14-20: Search Ellipse Orientation Parameters

Domain	Domain Code	Estimation Technique	Bearing	Plunge	Dip	LVA
EGI	110	OK	Variogram			Y
EGI_2	120	ID2	112	-9	36
EGI_3	130	ID2	45	-30	27
EGI_4	140	ID2	51	-27	15	Y
EGI_5	150	ID2	50	-31	10
EGI_6	160	ID2	23	-20	-15
CHIMINEA_1	210	OK	Variogram
CHIMINEA_2	220	OK	Variogram
BNW_1	310	ID2	55	10	0	Y
BNW_2	320	ID2	117	55	15
BNW_3	330	ID2	122	-22	0
BNW_4	340	OK	Variogram			Y
BNW_5	350	ID2	30	-20	0
BNW_6	360	ID2	6	-10	0
BNW_7	370	ID2	12	-28	0
BNW_8	380	ID2	124	-12	0
BNW_9	390	ID2	130	0	23	Y
SKARN_1	410	ID2	Omni-directional
SKARN_2	420	ID2	140	0	0
SKARN_3	430	ID2	213	0	-85
SKARN_4	440	ID2	44	0	-85
B_W_A	510	ID2	90	5	0
B_W_B	520	ID2	20	0	0	Y
B_W_C	530	OK	Variogram			Y
B_W_D	540	ID2	30	38	20
B_W_E	550	ID2	0	9	0
BWW1	610	ID2	128	-10	-11

Source: SRK, 2020

Table 14-21: Summary of Estimation Parameters

Estimation	Min # of	Max # of	Max Comps	Range
Pass	Composites	Composites	per DDH	Major	Semi-Major	Minor
Pass 1	5	10	3	50	50	10
Pass 2	5	10	3	75	75	15
Pass 3	5	10	3	100	100	20
Pass 4	1	10	3	150	150	30

Source: SRK, 2020

Note: Search ellipse range parameters used for ID2 estimation.

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14.8	Model Validation

Block model validation was conducted using multiple techniques including:

1.	Swath plot analysis of grade profiles between the block model, a nearest neighbour (declustered) block model and assay composites.

2.	Comparison of block model mean grades to a nearest neighbour (declustered) model produced on a 1m by 1m by 1m grid.

3.	Visual inspection of estimated block grades relative to assay composites.

Examples for each of the model validation techniques are provided in Figure 14-6 to Figure 14-11. In general, there is good correlation between the drill hole composite data, nearest neighbor (declustered) model and estimated block grades.

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Source: SRK, 2020

Figure 14-6: Swath Plot of Cu (%) Grade for the EGI Domain

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Source: SRK, 2020

Figure 14-7: Swath Plot of Ag (g/t) Grade for the EGI Domain

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Source: SRK, 2020

Figure 14-8: Comparison of Average Cu (%) Grade Between Block Model Estimate and Declustered Nearest Neighbour Model For Each Mineralized Domain (Note: Grey Bars Represent Volume of Individual Domains)

Source: SRK, 2020

Figure 14-9: Comparison of Average Ag (g/t) Grade Between Block Model Estimate and Declustered Nearest Neighbour Model For Each Mineralized Domain (Note: Grey Bars Represent Volume of Individual Domains)

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Source: SRK, 2020

Figure 14-10: EGI Domain Cross-section Comparison of Estimated Block Cu (%) Grades Relative to Drill Hole Assay Composites

Source: SRK, 2020

Figure 14-11: BNW4 Domain Cross-section Comparison of Estimated Block Cu (%) Grades Relative to Drill Hole Assay Composites

14.9	Mineral Resource Classification

Mineral Resource classification is a subjective concept and industry best practices suggest it should consider both the confidence in the geological continuity of the mineralized structures, the quality and quantity of exploration data supporting the estimates, and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating all of these concepts to delineate regular areas of similar resource classification.

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The Bolivar Mineral Resources have been classified as either Indicated or Inferred Mineral rRsources. No Measured Mineral Resource has been defined for this deposit. CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014) define Indicated and Inferred Mineral Resources as follows:

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Significant factors affecting the classification at Bolivar include:

•	Lack of historic and consistent QA/QC program;

•	Lack of downhole surveys for most pre-2017 drill holes and measured deviations from planned and actual azimuths;

•	Lack of density tests of the different mineralization and rock types for all the areas;

•	Geological understanding of mineralization controls;

•	Spacing of drilling compared to observed geological continuity;

•	Geostatistical factors suggesting ranges of reasonable influence between sampling; and

•	Bolivar is a producing mine with a successful operating history of more than 10 years.

The classification is generally based on the confidence in geological interpretation of the mineralization controls and block estimation passes, which are then used to guide a manually digitized polygon to assign the final classification. Generally, blocks estimated within the first two estimation passes with sufficient confidence in the drill hole data and geological model were classified as Indicated.

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14.10	Depletion for Mining

Bolivar has been actively mined since 2007. As of the end of 2019, most mine production has been generated from the EGI area of the deposit with lesser historical production coming from the Skarn area (Figure 14-12); however, UG development to support mine production in the Bolivar West area (i.e. B_W) has been established during 2018 and 2019. Wireframes of all UG development and mine stopes were provided to SRK by Sierra Metals and were used to deplete the updated Mineral Resource model prior to the reporting of Mineral Resources.

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Source: Sierra Metals, 2020

Figure 14-12: Areas of Mine Production as of December 31, 2019

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14.11	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014) defines a Mineral Resource as:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade (CoG) taking into account extraction scenarios and processing recoveries. To assess this at Bolivar, SRK has calculated an economic value for each block in terms of US dollars based on the grade of contained metal in the block, multiplied by the assumed recovery for each metal, multiplied by pricing established by Sierra Metals for each commodity. Costs for mining and processing are taken from data provided by Sierra Metals for their current underground mining operation.

The December 31, 2019, consolidated Mineral Resource statement for the Bolivar Mine is presented in Table 14-22.

Table 14-22: Consolidated Bolivar Mine Mineral Resource Statement as of December 31, 2019(1)(2)(3)

Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (M oz)	Au (k oz)	Cu (t)
Indicated	19.4	15.1	0.21	0.77	9.4	127.8	149,116
Inferred	21.4	14.2	0.21	0.78	9.8	145.6	167,077

Source: SRK, 2020

(1)  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(2)  All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3)  Mineral Resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

14.12	Mineral Resource Sensitivity

To demonstrate the sensitivity of the Bolivar Mineral Resource to metal value cut-off, a grade-tonnage curve was developed to show changes in Mineral Resource tonnage and equivalent copper grade (Cu-Eq) relative to changes in the metal value cut-off. The grade-tonnage curve for the December 31, 2019 Bolivar MRE is provided in Figure 14-13. Cu-Eq grades are calculated incorporating recovery factors for gold and silver, and metal prices for copper, gold and silver as defined in Table 14-22 (see footnote).

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Source: SRK, 2020

Figure 14-13: Grade-Tonnage Curve for Indicated and Inferred Mineral Resources

14.13	Previous Resource Estimates

An MRE for the Bolivar Mine was reported in October 2017 by SRK Consulting (U.S.), Inc. and is summarized in Table 14-23.

Table 14-23: Consolidated Bolivar Mine Mineral Resource Statement as of October 31, 2017–SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (koz)	Au (koz)	Cu (t)
Indicated	13,267	22.5	0.29	1.04	9,616	124	137,537
Inferred	8,012	22.4	0.42	0.96	5,779	109	76,774

Source: SRK, 2017

Compared to the 2017 estimate, the current Indicated Mineral Resource tonnage has increased by 46% (6.1 Mt), with an associated reduction in average copper grade of 26% and reduction in silver and gold grades of 33% and 29%, respectively. Overall metal content increased by 10,430 t of equivalent copper.

These changes are attributed to several factors, including:

•	Incorporation of lower-grade mineralization above a metal value cut-off of US$24.25/t which previously was excluded from the interpreted mineralization domains.

•	Incorporation of new zones of mineralization previously excluded from the geological model.

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•	Upgrading of previous Inferred Resources to Indicated Resources based on additional drilling and a refined geological model.

Inferred Mineral Resource tonnage has increased by approximately 167% (13.4 Mt), with an associated reduction in average copper grade of 19% and reduction in silver and gold grades of 37% and 50%, respectively. Overall metal content has increased by 102,632 t of equivalent copper.

Changes to the Inferred Mineral Resource are attributed to the following factors:

•	Incorporation of lower-grade mineralization above a metal value cut-off of US$24.25/t which previously was excluded from the interpreted mineralization domains.

•	Incorporation of new zones of mineralization previously excluded from the geological model.

•	Incorporation of newly discovered zones of mineralization based on additional exploration drilling conducted during 2017 to 2019.

14.14	Relevant Factors

There are no other factors pertinent to the Mineral Resource statement other than those stated in the above sections which SRK would expect to have a material impact on the statement.

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15	Mineral Reserve Estimates

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Resource. It includes diluting material and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-feasibility or Feasibility level as appropriate that include the application of Modifying Factors.

A Mineral Reserve has not been estimated for the Project as part of this PEA.

The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

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16	Mining Methods

The conceptual mine plan considered in this PEA includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the PEA will be realized.

16.1	Introduction

The Mineral Resources reported by SRK (as of December 31, 2019) are estimated at 19.4 Mt of Indicated and 21.4 Mt of Inferred based on a cut-off value of US$24.24/t. These resources form the basis of the mine plan considered in this PEA.

Sub-level stoping and room and pillar mining methods are currently used in the main areas of the mine to obtain a production rate of 5,000 tpd. The method used varies depending on geotechnical constraints, mineralization trends, dimensions, and mine production targets.

Using the resources estimated by SRK through December 2019, Sierra Metals performed a growth analysis to determine how the Bolívar Mine could achieve sustainable production of 7,000 tpd - 15,000 tpd. The analysis indicates that the production objectives are achievable through the expansion of the sub-level stoping mining method in the new production areas, which will allow the sustainability of the operation.

A new configuration of the mining method will allow greater recovery of resources and production rates. The mine design is shown in Figure 16-1 and Figure 16-2.

Source: Sierra Metals, 2020

Figure 16-1: Overview of Bolivar Mine Design – Plan View

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Source: SRK, 2020

Figure 16-2: Bolivar Overview – Plan View

16.2	Current Mining Methods

Current production at Bolivar comes from the El Gallo Inferior, Chimenea 1 and 2 and the Bolivar West mineralized zones. Mineralized material is currently hauled to the surface using one of several adits or declines accessing the mineralized zones and is then dumped onto small pads outside the portals. The mineralized material is then loaded into rigid-frame, over-the-road trucks and hauled on a gravel road approximately 5.1 km south to the Piedras Verdes Mill. As explained in more detail in Section 18, the mine is constructing an underground tunnel that will enable mineralized material to be delivered via underground truck transport to a portal adjacent to the Mill. This development will eliminate the impact of bad weather on the current surface truck haulage system and will provide a lower cost and more reliable method of delivering mineralized material to the plant.

Future production will include mineralized material from Bolivar Northwest (BNW). The Bolivar NW mineralized zone is further broken down into BNW 1, BNW 2, BNW 4, BNW 6, BNW 7, BNW8 and BNW 9.

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Figure 16-3 shows a plan view of the Bolivar Mine, the geology shapes, and the mined out areas.

Source: Sierra Metals, 2020

Figure 16-3: Plan View of Bolivar Mineralized Zone Location and Mined Out Areas

Figure 16-4 shows an isometric view of the El Gallo Inferior area and the Chimenea 1 and Chimenea 2 mineralized zones.

Source: Sierra Metals, 2020

Figure 16-4: Isometric View of El Gallo Inferior, Chimenea 1 and Chimenea 2

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Figure 16-5 shows a rotated view, looking southwest, of Bolivar NW domains BNW4, 1, 2, 6, 7,8 and 9, and the as-built (mined out) shapes from previous mining.

Source: Sierra Metals, 2020

Figure 16-5: Isometric View of Bolivar W, Bolivar NW and Mined Out Areas

The Bolivar Mine is currently mined by the sub-level stoping and room and pillar methods and the specific method applied to a particular area of the mine is determined by geotechnical constraints, mineralization trends, dimensions and mine production targets.

The current distribution of mining method by area is summarized in Table 16-1.

Table 16-1: Rock Mass Characteristics of El Gallo Inferior, Chimenea 1 and Chimenea 2 and Bolivar West

Domain Code	Name	Zone	Mining Method
110	EGI 1	Gallo Inferior	Sub Level Stoping
210	Chimenea 1	Chimenea1	Sub Level Stoping
220	Chimenea 2	Chimenea2	Sub Level Stoping
510	Bolivar West A	Bolivar W	Sub Level Stoping
520	Bolivar West B		Sub Level Stoping
530	Bolivar West C		Sub Level Stoping
540	Bolivar West D		Sub Level Stoping

Source: Sierra Metals, 2020

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16.2.1	Sub-Level Stoping - Bolivar West

The longhole method is applied in the shallow dipping mineralized bodies in Bolivar West. Excavation for longholes with openings of 9.0 m and pillars of 7.0 m x 7.0 m for stope heights between 12.0 m and 15.0 m. From the access ramp, access to the mineralized material is established in the central part of the chamber and the mineral cut begins. A drive is developed within the mineralized material, then the drilling of long holes is carried out and extraction begins. Ramps are established in some cases in mineralized material to minimize waste extraction.

Figure 16-6 shows a typical section of the method.

Source: Sierra Metals, 2020

Figure 16-6: Typical Section Showing Sub-Level Stoping

16.2.2	Sub-Level Stoping - El Gallo Inferior

The longhole method is applied to the mineralized structures at the El Gallo Inferior deposit. Each level has 20.0 m of vertical stope height and is accessed through a ramp to the central part of the level. A mineralized material drive is developed to the floor of the structure and then the cutting of the mineralized mineral begins through the mineralized material drive and continues with the drilling of longholes. Then, the mineralized material is extracted through the second ore drive made in the lower part of the level. After every 45.0 m of advance in the mineralized material drive, a perpendicular support pillar of 10.0 m is left.

Figure 16-7 shows a typical sub-level stoping section in both sectional and plan views.

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Source: Sierra Metals, 2020

Figure 16-7: Typical Section Showing Sub-Level Stoping

The primary access is made via ramps of 5.0 m x 5.0 m and then the accesses to the stopes and ore drives are developed with a section of 4.0 m x 4.0 m. The ramps are designed with a maximum gradient of 12%.

16.2.3	Drilling, Blasting, Loading and Hauling

The electrohydraulic jumbos conduct the lateral development of the main tasks such as ramps, crossings or bypasses. The ramps have a section of 5.0 m x 5.0 m (width / height) and the accesses to the stopes and mineralized material drive have a section of 4.0 m x 4.0 m (width / height).

Raptor radial drilling jumbos are used for the production of the stopes. The drilling and blasting designs are developed by the technicians at the mine.

Two layouts for typical 4.0 m x 4.0 m development blast patterns are shown in Figure 16-8 and Figure 16-9. Blasting designs for longholes in Bolivar West and El Gallo Inferior are shown in Figure 16-10 and Figure 16-11 respectively. A drill jumbo is shown drilling a production blast pattern in El Gallo Inferior in Figure 16-12.

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Source: Sierra Metals, 2020

Figure 16-8: Typical 4 m x 4 m Development Blast Pattern 1

Source: Sierra Metals, 2020

Figure 16-9: Typical 4 m x 4 m Development Blast Pattern 2

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Source: Sierra Metals, 2020

Figure 16-10: Blasting Design for Longholes in Bolivar West

Source: Sierra Metals, 2020

Figure 16-11: Blasting Design for Longholes in El Gallo Inferior

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Source: SRK, 2017

Figure 16-12: Drill Jumbo Drilling a Blast Pattern in an El Gallo Inferior Production Stope

After blasting, the face is mucked by scoops, and mineralized material is loaded into trucks and hauled to the ramp portal on surface. Historically, approximately 10% of total production is waste. This percentage is estimated to increase slightly to 20% as the mine advances into areas outside of El Gallo Inferior. Waste rock is either placed in the stopes underground or hauled to the surface, and it is sometimes used as construction material.

16.2.4	Mineralized Material and Waste Handling

The mineralized material and waste handling strategy in El Gallo Inferior is well established and has been applied to the future production mining areas of Bolivar W and Bolivar NW. It is recommended to perform a haulage simulation to validate the mineralized material and waste handling assumptions made for underground truck haulage from each of the three main mining areas (El Gallo Inferior, Bolivar W, Bolivar NW) to surface, as well as the surface truck haulage from surface dumps to the mill. Haulage simulation can confirm that the production targets are achievable and can identify possible traffic interference and bottlenecks.

The mine is in the process of developing a new tunnel mineralized material delivery system that will deliver mineralized material directly to the Piedras Verdes processing plant. This new system is described in Section 18.

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16.3	Geomechanical Parameters

16.3.1	Stability Design Criteria

The MATHEWS method (Stability graph) is the most used worldwide for large excavations (long holes), being necessary to know the Hydraulic Radius (RH = Area / Perimeter) and the Number of stability (N' = Q 'x A x B x C).

The design procedure is based on the calculation of two factors, N', which is the modified stability number, which represents the ability of the rock mass to remain stable under a given stress condition, and RH, which is the form factor or hydraulic radius, which takes into account the size and shape of the stope.

Q’: Tunnel Quality Index Q Modified

A: Stress factor in the rock

B: Adjustment factor for joint orientation

C: Gravitational adjustment factor

Induced Stress Adjustment = A

Factor “A” reflects the forces acting on the free faces of the open stope at depth. This factor is determined from the unconfined compressive strength of the intact rock and the acting stress parallel to the exposed face of the stope under consideration. The strength of intact rock can be determined by laboratory testing of the rock or by mapping estimates. Induced compressive stress is established from numerical modeling or estimated from published stress distributions such as those in Hoek & Brown (1980a), using measured or assumed in situ stress values. The stress factor in the rock, A, is therefore determined from the ratio σc / σ1, resistance of the intact rock to induced compressive stress, on the edge of the opening.

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Source: Sierra Metals, 2020

Figure 16-13: Stress Factor in Rock A, for Different Values of σc / σ1

Joint orientation adjustment = B

Factor B considers the influence of the joints on the stability of the stope faces. Many cases of structurally controlled failure occur along critical joints, which form a small angle with the free surface. The smaller the angle between the joint and the surface, the easier it is for the intact rock bridge, shown in Figure 16-14, to break due to blasting, stress, or another joint system. When the angle θ approaches 0, a slight increase in resistance occurs, since the blocks of jointed rock act as a beam. The influence of critical joints on the stability of the excavation surface is highest when the strike is parallel to the free surface and is smallest when the planes are perpendicular to each other. Factor B, which depends on the difference between the orientation of the critical joint and each face of the stope, can be determined from the diagram reproduced in Figure 16-15.

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Source: Sierra Metals, 2020

Figure 16-14: Orientation of the Critical Joint with Respect to the Excavation Surface (Potvin, 1988)

Source: Sierra Metals, 2020

Figure 16-15: Adjustment Factor B (Potvin, 1988)

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Gravitational Adjustment = C

Factor C is an adjustment for the effect of gravity. Failure can occur from the roof due to gravity-induced falls or from the pit walls due to landslides. Potvin (1988) suggested that both gravity-induced and shear-induced falls depend on the slope of the pit surface α. The factor C for these cases can be calculated from the relation C = 8 - 6 Cos α or determined from the diagram shown in Figure 16-16. This factor has a maximum value of 8 for vertical walls and a minimum value of 2 for horizontal chopping ceilings. The slip failure will depend on the inclination β of the critical joint, and the adjustment factor C is given in Figure 16-17.

Source: Sierra Metals, 2020

Stability graph according to Potvin (1988), modified by Nickson (1992): Stability graph showing areas of stable ground, sinking ground, and ground with support requirement. According to Potvin (1988), modified by Nickson (1992).

Figure 16-16: Gravity Adjustment Factor C, for Gravity Falls and Slumps (Potvin, 1988)

Using the values of N', the stability number, and the hydraulic radius RH, the pit stability can be estimated from Figure 16-18. This figure represents the open stope performance observed in various Canadian mines, which were tabulated and analyzed by Potvin (1988) and updated by Nickson (1992).

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Source: Sierra Metals, 2020

Figure 16-17: Gravity Adjustment Factor C, for Slip Failure Modes (Potvin, 1988)

Source: Sierra Metals, 2020

Figure 16-18: Stope Stability Graph for Large Excavations (Potvin, 1988)

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16.3.2	Excavation Design for El Gallo Inferior

Excavation for longholes with a gap of 20.0 m (difference in sublevel elevations) x 40.0 m long as shown in Figure 16-19. For the calculation of the excavations and its stability, all the geomechanical parameters described above will be used.

σv = 8.92 Mpa

K = 0.60 (2.7 will be considered as the maximum value)

σH = 4.46 Mpa (It will be considered 24.08 Mpa, product of 2.7 = K)

σc = 170 Mpa, but 120 Mpa will be used (lithostatic average)

Source: Sierra Metals, 2020

Figure 16-19: El Gallo Inferior Cross-section

Table 16-2 to Table 16-6, and Figure 16-20, Figure 16-21 and Figure 16-22, show how some of the important geotechnical design criteria were determined.

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Table 16-2: Determination of Stope Stability – El Gallo Inferior

Determination of stability of the Stope Gallo Inferior

depth	350.00	M
Specific weight	2.60	kn/m3	0.26 tn/m3
Vertical stress sv	8.92	Mpa
k=kmin=kmax	0.60
Horizontal stress	5.35	Mpa
UCS	120.00	Mpa

Hydraulic radius calculation

	Height	Length	Area	Permiter	Radius Hydrauli
Surface	m	m	m2	m	m
North	20	20	400	80	5.00
South	20	20	400	80	5.00
Recumbent	20	40	800	120	6.70
Hanging	20	40	800	120	6.70
Roof	20	40	800	120	6.70

Determine Q, using characteristic values of Gallo Inferior

	Q	Q´
Roof - Skarn	11.28	28.20
Wall - Ore	13.60	34.00

Source: Sierra Metals, 2020

Table 16-3: Factor B and Factor C – El Gallo Inferior

Factor B Discontinuity Orientation				Correction Factor Wall
	Difference Direction	Difference DiP	B		Manteo Wall	C
Surface	m	m		Surface	m
North	0.00	90.00	1.00	North	90	8.00
South	0.00	90.00	1.00	South	90	8.00
Recumbent	4.00	4.00	0.30	Recumbent	32	2.06
Hanging	4.00	4.00	0.30	Hanging	32	2.06
Roof	68.00	66.00	0.95	Roof	0	1.00

Source: Sierra Metals, 2020

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Table 16-4: Estimation of Induced Stresses (Part 1) – El Gallo Inferior

Induced stresses on the roof of the excavation
H	20.0	m
A	20.0	m
H/A	1.0
sv	8.92	Mpa
sh1	24.08	Mpa
sh1/sv	2.7
si/sv	2.7
si	24.0786	Mpa
UCS/si	5.0
A	0.44

Induced forces in backs (north-south wall)
H	25.0	m
A	20.0	m
H/A	1.3
sh1	24.08	Mpa
sh2	24.08	Mpa
sh2/sh1	1.0
si/sh1	1.2
si	28.89	Mpa
UCS/si	4.2
A	0.34

Source: Sierra Metals, 2020

Table 16-5: Estimation of Induced Stresses (Part 2) – El Gallo Inferior

Induced stresses in hanging and recumbent wall
H	20.0	m	Along vertical
A	20.0	m
H/A	1.0
sv	8.92	Mpa
sh1	24.08	Mpa
sh1/sv	2.7
sv/si	-0.2
si	-1.78	Mpa
UCS/si	-67.3
A	0.1
Tension zone

Induced forces in backs (north-south wall)
H	25	m	Along horizontal plane
A	20	m
H/A	1.3
sh1	24.1	Mpa
sh2	24.0786	Mpa
sh2/sh1	1.0
si/sh1	0.5
si	12.0393	Mpa
UCS/si	10
A	1.0
Compression zone

Source: Sierra Metals, 2020

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Table 16-6: Stability Number – El Gallo Inferior

Surface	RH (m)	Q´	A	B	C	Est N	Z	Logit Value P	% Est y/o Falla	ELOS Caving
North	5	34	0.3	1	8	93	4.2	0.99	98% stable y 2% Unstable	3% Dil
South	5	28.2	0.3	1	8	77	4.1	0.98	98% stable y 2% Unstable	3% Dil
Recumbent	6.7	34	1	0.3	2.1	21	2.6	0.93	93% stable y 7% Unstable	3% Dil
Hanging	6.7	34	1	0.3	2.1	21	2.6	0.93	93% stable y 7% Unstable	3% Dil
Roof	6.7	28.2	0.4	1	1	12	2.2	0.9	80% stable y 20% Unstable	5% Dil

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 16-20: Hydraulic Radii – El Gallo Inferior

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Source: Sierra Metals, 2020

Figure 16-21: Maximum Spans - El Gallo Inferior

For the finite-element analysis (Rocscience Software), all the geomechanical parameters described above were used.

Source: Sierra Metals, 2020

Figure 16-22: Stability Factor of Excavations in El Gallo Inferior with Maximum Openings of 40 m (Stable, lower dilution) and 65 m (Unstable, higher dilution).

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Technical criteria were considered for the design of excavations in El Gallo Inferior. The results of geomechanical calculations are shown in Table 16-7.

Table 16-7: Geomechanical Calculation Results

Parameters	Unid	Wall	Roof	observations
Dip			32
Q´		34	28	Andesite / Skarn roof
N´		21	12
Critical HR	m	7.5	6.7	Potvin
Stope depth	m		350	Mine deepening
Density	t/m3	3.7	2.6
óv	Mpa		8.92
K			0.5	Maximum Tectonic Curve
óh	MPa		4.46	Maximum
Stope length for digging	m		45	Maximum
Open stope ceiling length	m		40	Maximum
Max height Sub-level body	m		20	Lower Dil (%) due to irregularity

Source: Sierra Metals, 2020

Estimation of the wall pillars to separate the work areas, the maximum opening of 45 m is obtained for the stopes.

Source: Sierra Metals, 2020

Figure 16-23: Column Stability

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From the graph in Figure 16-23, Wp / h = 0.50. As the height is known (h = 20.0 m), therefore Wp = 10.0 m. In summary, the pillar wall thickness between stopes (Wp) = 10.0 m. See Figure 16-24.

Source: Sierra Metals, 2020

Figure 16-24: El Gallo Inferior – Plan Section

16.3.3	Geomechanical Characterization of Bolivar West

Geomechanical mapping was carried out on a total of 5,864 m of exploration drill core (Cores de Bolívar W - 2017). This work enabled the geomechanical zoning (RMR) of the rocky massif for Bolivar West as shown in Figure 16-25.

Source: Sierra Metals, 2020

Figure 16-25: Geomechanical Zoning of Bolivar West

RMR values in the range of 60 - 70 (Avg = 64) were obtained for the intact rocks in both upper and lower of the mineralized area as indicated in Figure 16-26 and Figure 16-27 from the logging of a total of 4,771.57 m of core.

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Source: Sierra Metals, 2020

Figure 16-26: Drilling Logging - Bolivar West

RMR values in the range of 40 - 60 (Avg = 58) were obtained for the mineralized zones, including the ceiling and floor contacts, as a result of logging 1,092.43 m of core.

Source: Sierra Metals, 2020

Figure 16-27: Drilling Logging – Bolivar West

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A preliminary geomechanical model was made which will be adjusted with more exploration and the development of Bolivar West.

Source: Sierra Metals, 2020

Figure 16-28: Geomechanical Model of Bolivar West Along the Mineralized Structure (RMR 20 - 40, poor quality)

The Bolivar West zone is divided into two sectors, the upper part being represented with red color (Figure 16-28) where the RMR values range 40 - 60 (regular) and the lower part represented with yellow color where the RMR values range 20 - 40 (poor).

16.3.4	Excavation Design for Bolivar West

Excavation for longholes with a 9.0 m span with 7.0 m x 7.0 m pillars for 12.0 m stems and 8.0 m x 8.0 m for 15.0 m stems. For the calculation of the excavations and its stability, all the geomechanical parameters described above will be used.

σv = 6.88 Mpa

K = 0.5

σH = 3.44 Mpa

σc = 80 Mpa, but 70 Mpa (lithostatic average) will be used.

Table 16-8 to Table 16-12, and Figure 16-29 to Figure 16-32, show how some of the important geotechnical design criteria were determined.

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Table 16-8: Determination of Stope Stability – Bolivar West

Source: Sierra Metals, 2020

Table 16-9: Factor B and Factor C – Bolivar West

Factor B Orientación de Discontinuidades				Factor de Corección Pared
	Diferencia en Rumbo	Diferencia en DIP	B		Manteo Pared	C
Surface				Surface	m
North			0.80	North	90	8.00
South			0.80	South	90	8.00
Recumbent			1.00	Recumbent	32	2.06
Hanging			0.30	Hanging	32	2.06
Roof			0.80	Roof	0	1.00

Source: Sierra Metals, 2020

Table 16-10: Estimation of Induced Stresses (Part 1) – Bolivar West

Source: Sierra Metals, 2020

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Table 16-11: Estimation of Induced Stresses (Part 2) – Bolivar West

Source: Sierra Metals, 2020

Table 16-12: Stability Number – Bolivar West

Surface	RH (m)	Q´	A	B	C	Est N	Z	Logit Value P	% Est y/o Falla	ELOS Caving
North	2.6	5	1	0.8	6.8	27	4.2	0.99	99% stable y 1% Unstable	1% Dil
South	2.6	5	1	0.8	6.8	27	4.2	0.99	99% stable y 1% Unstable	1% Dil
Recumbent	2.6	5	1	1	8	40	4.5	0.99	99% stable y 1% Unstable	1% Dil
Hanging	2.96	5	1	0.3	1.1	2	2	0.88	88% stable y 12% Unstable	1% Dil
Roof	2.3	5	0.3	0.8	1.9	2	2.5	0.92	92% stable y 8% Unstable	8% Dil

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 16-29: Hydraulic Radii – Bolivar West

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Source: Sierra Metals, 2020

Figure 16-30: Stability and Failure Probabilities – Bolivar West

Source: Sierra Metals, 2020

Figure 16-31: Maximum Spans – Bolivar West

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Technical criteria were considered for the design of excavations in Bolivar West. The results of geomechanical calculations are shown in Table 16-13.

Table 16-13: Geomechanical Calculation Results

Parameters	Unid	Wall	Roof	observations
Dip			10
Q´		5	5	Andesite / Skarn roof
N´		2	2
Critical HR	m	2.3	2.6	Potvin
Stope depth	m		270	Mine deepening
Density	t/m3	3.7	2.6
συ	Mpa		6.88
K			0.5	Maximum Tectonic Curve
σh	MPa		3.44
Stope length for digging	m		9	Maximum
Open stope ceiling length	m		9	Maximum
Max height Sub-level body	m		12 - 15	Lower Dil (%) due to irregularity

Source: Sierra Metals, 2020

Comparison of empirical calculations with finite element modeling.

Excavation for longholes with a 9.0 m span with 7.0 m x 7.0 m pillars for 12.0 m height and 8.0 m x 8.0 m for 15.0 m height. For the calculation of the excavations and its stability, all the geomechanical parameters described above will be used.

Source: Sierra Metals, 2020

Figure 16-32: Stability Factor of the Excavations in Bolivar West with maximum openings of 9.0 m (stable and less dilution) and vertical pillars of 7.0 x7.0 m for heights of 12 m

The maximum openings for Bolivar West (upper area) are 9.0 m with vertical pillars of 7.0 m x 7.0 m for stope heights not greater than 12.0 m. For stope heights from 12.0 m to 15.0 m, the pillars should be 9.0 m x 9.0 m, restricting the openings to a maximum of 9.0 m.

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16.3.5	Pillar Recovery Potential and Mining Method Alternatives

Pillar recovery operations are some of the most dangerous of all mining activities because of the potential for sudden rockfall and adjacent pillar collapse when removing the pillars. The strategic use of artificial active or passive ground support (e.g., bolting, timber sets, grout cans, tight backfilling, etc.) can reduce the rock fall risk. A slender vertical pillar is shown in Figure 16-33.

Source: SRK, 2019

Figure 16-33: Example of Slender Pillar

Although the Bolivar Mine has no immediate plans to recover any pillars, the future recovery of pillars remains a potential option that warrants further investigation and it is recommended that before any pillars are recovered, a formal stability analysis should be completed. Sierra Metals personnel have indicated their intention to develop methods for the safe extraction of pillars, as well as optimizing or modifying the current room and pillar mining method to improve the overall operation. These initiatives have the potential for increasing reserves and mine life in future resource updates. Recommendations are made below to initiate the study of pillar recovery.

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There is uncertainty in the tonnage and grade of material remaining in pillars. There are two primary causes for this uncertainty. First, while mined out areas are surveyed on a regular basis, some of the mined-out volume models are not updated with the latest information, or they are not in the correct position. This is especially true in El Gallo Superior where there is a low degree of confidence in the accuracy of the as-built models. The second cause of uncertainty is in the grade of the material left in pillars. Channel samples have been collected, but much of the information is stored in 2D AutoCAD® drawings and not in a usable form for reserve estimation purposes.

Sierra Metals completed a project to perform a whole mine survey using Light Detection and Ranging (LiDAR) technology in 2017. The site is planning to evaluate their existing channel samples database and, where necessary, collect new samples in order to increase the confidence in the grade estimation of the pillar material. Improving the mine as-built model and the channel samples database will allow the site to review, quantify, and prioritize pillar material for extraction.

Several potential mining options exist for pillar extraction. In the 2017 technical report, SRK recommended that a trade-off study be done to determine the feasibility of the pillar recovery scenarios listed below. At the time that this report was being prepared in 2020, the Bolivar Mine had not yet performed the trade-off study.

•	Scenario 1: Pillar recovery with no backfill

o	Focus on recovering pillars without additional support generated by backfilling mined out areas.

o	Requirements:

–	Site visit and geotechnical characterization of existing pillars;

–	Pillar rating assessment;

–	Numerical modelling to characterize pillar stress conditions;

–	Pillar extraction sequence and impact on stability of other pillars; and

–	Assessment of pillar extraction.

•	Scenario 2: Post pillar cut-and-fill with rock fill

o	Potentially utilize rock fill to provide additional ground support for pillar recovery. May result in updated pillar dimensions for new areas.

o	Requirements:

–	All as shown for Scenario 1; and

–	Empirical pillar design criteria.

–	Pillar design by mining levels including access (an update to the long-term mine layout);

–	Numerical simulation to assess impact of rock fill on pillar stability.

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–	Pillar optimization: grid location and orientation; and

–	Numerical simulation of optimized pillars with rock fill.

•	Scenario 3: Post pillar cut-and-fill with compacted tailings

o	Will result in confirmation or updates to pillar dimension recommendations, a backfill specification for the compacted tailings, and an updated mine layout and sequence;

o	Requirements:

–	All under Scenario 1; and

–	Compacted tailings specifications;

–	Numerical simulation optimized pillars with tailing; and

–	Mine sequence evaluation.

•	Scenario 4: Pillar-less cut-and-fill mining with cemented paste fill

o	A new mining method for the operation where cut-and-fill mining occurs with ground support provided by cemented paste backfill;

•	Requirements:

–	All under Scenario 1; and

–	Paste specifications;

–	Numerical modelling of support;

–	Trade-off for method implementation; and

–	Mine planning including new required infrastructure.

The mine does not produce enough waste rock to backfill all areas previously mined and recover the remaining pillars. The ability to utilize existing and future tailings as backfill may be an attractive option for both the handling of mine tailings and obtaining fill material for pillar recovery.

An additional pillar recovery scenario identified would not require backfill. The scenario is to develop a recovery sublevel in waste directly underneath the vertical pillars as shown in Figure 16-34. The proposed method would serve to undercut the remaining pillars with a recovery sublevel then to drill upholes into the pillars and blast to induce pillar caving. As pillars are recovered, all structural support would be removed, allowing the ground to collapse.

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Source: Sierra Metals, 2020

Figure 16-34: Proposed Pillar Recovery Program Scheme

Sierra Metals will carry out a study to determine the feasibility of recovering pillars with the options proposed by SRK, in addition to conducting geomechanical studies for the new and existing areas to change and / or improve the configuration of the mining method that allows us to use paste or other filling, and to not leave pillars during the operation.

16.3.6	Hydrological

A hydrogeological review has not been undertaken by SRK. The mine is currently considered “dry” and has been historically dry with periodic water inflows into the portals due to seasonal rains. Currently, the mine does not require any large-scale dewatering.

16.4	Proposed Mine Plan

16.4.1	Proposed Mine Plan

The conceptual mine plan developed by Sierra Metals is based on the implementation of sub-level stoping throughout the Bolivar Mine. Sierra Metals evaluated the relative advantages of longhole stoping and determined that this method improved mine production in the Bolivar NW and Bolivar West (Lower Area) zones where the dip angle is greater than 30 degrees.

The longhole design was applied to the Bolivar NW mineralized structures. Each level has a vertical height of 20.0 m, a crown pillar of 5.0 m, and is accessed through a ramp to the central part of the level. A stope is then excavated to the floor elevation and initial cutting of the mineralized material begins into the stope and continues with longhole drilling. Mineralized material is extracted and every 45.0 m of advance in the gallery will leave 10.0 m of perpendicular pillar. Figure 16-35 shows a typical section through two stopes.

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Source: Sierra Metals, 2020

Figure 16-35: Typical Section Bolivar NW

In Bolivar West, the longhole method will be applied in mineralized bodies with dips greater than 30 degrees. In shallower mineralized bodies, room and pillar methods will be used. For the room and pillar stopes, the mineralized bodies will be extracted with 8.0 m high stopes using 4.0 m high initial drifts, and sill pillars will be left every 16.0 m as shown in Figure 16-36.

Source: Sierra Metals, 2020

Figure 16-36: Typical Room and Pillar Section Bolivar West (Lower Area)

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Drilling

•	Drilling is conducted from the mineralized material drive using radial drilling with rod extensions.

Blasting

•	ANFO (ammonium nitrate fuel oil), detonating cord, non-electric detonators, and electric delay detonators are used in blasting.

Loading and Hauling

•	LHD equipment is used for the extraction, loading and hauling of mineralized material where it is loaded onto trucks for transport to the processing plant.

Ventilation

•	Good ventilation conditions are required at the production level to extract diesel fumes and blasting gases. The conceptual ventilation modeling considers the entry of clean air into the mine through ramps that are distributed along the levels and are extracted through ramps.

Ground Support

•	The longhole extraction method requires good rock mass conditions in hanging walls and zones of mineralization.

•	Crosscut drives at the extraction level are supported with case hardened bolts or bolts and steel mesh.

•	When developing in mineralized material, ground supports (bolts, screen, mesh) are used as required.

16.4.2	Dilution and Recovery Factor

Sierra Metals estimated the historic unplanned dilution and mine recovery factors from longhole stoping at Bolivar mine (8% and 95% respectively). Sierra Metals applied these factors to the Indicated and Inferred Resources to determine potential mill feed for consideration in the mine plan.

Mill feed grades (including unplanned dilution and mine recovery) were reported with densities extracted from the SRK model to determine tonnages (dry tonnes). The SRK model considers an average density of 3.4 t/m3 for mineralized material and 2.7 t/m3 for waste.

Planned mining dilution is obtained directly from the optimization exercise and is not applied to the results of the software, unlike the mining recovery, which is applied to the results obtained from the optimization exercise.

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Dilution

External dilution (unplanned dilution) is derived from low grade or waste grade material outside the stope design boundaries. This dilution is the result of over-break arising from poor drilling and blasting techniques, adverse geological structures, and failure within zones of adjacent weak rock.

External dilution is expected, even under the best of circumstances, and an allowance was always made for it during the mine planning process.

An external dilution factor of 8% for sub-level stoping at Bolivar was provided by Sierra Metals and is based on historical production information. However, it is recommended that Bolivar develop a robust reconciliation program to better understand the amount of external dilution, and to evaluate mining practices that could be used to reduce dilution

Mining Recovery

Mining recovery can also be described as potential mineralized material loss during the mining process. The principal causes of mineralized material loss are:

•	Mineralized material left behind in the form of permanent crown pillars, sill pillars, rib pillars and post pillars;

•	Underbreak – the mineralized material is not broken during blasting and remains intact;

•	Mineralized material loss within stope – the blasted material is left in the stope due to poor access for the LHD, entrapped by falls of waste rock from walls, left on the floor, or broken material that hangs up on flatter footwalls (footwalls with a shallower dip angle). When using modern software, the permanent pillars are removed from the mineable stope shapes prior to evaluating the in-situ Mineral Resources that may be converted to Mineral Reserves.

Underbreak and material loss within the stope are referred to as mining recovery. Given the selective nature of the sub-level stoping mining method with good LHD access, a mining recovery factor of 95% has been used.

Net Smelter Return (NSR)

The mineral deposits at Bolivar are polymetallic with copper, silver and gold metals contributing to the total value of mineralized material. A net smelter return (NSR) calculation was performed on each block model block considering the grade, metal price, metallurgical recovery and smelter terms. The smelter terms summarized for this report include the applicable concentrate treatment charges, refining charges, deductions, price participation, and penalty element payments.

Metal Prices and Exchange Rate: The metal price assumptions are shown in Table 16-14 and are based on long-term consensus pricing. The metal price assumptions have been derived from CIBC Global Mining Group Consensus Commodity prices dated September 30, 2020, as provided by Sierra Metals.

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Table 16-14: Unit Value Metal Price Assumptions

Cu (US$/lb)	Ag (US$/oz)	Au (US$/oz)
3.05	20.0	1,541

Source: Sierra Metals, 2020

Metallurgical Recoveries: Metallurgical recoveries were provided by Sierra Metals and are based on projected recoveries resulting from an ongoing mill upgrade program. Table 16-15 summarizes the metallurgical recoveries used in calculating the NSR factors.

Table 16-15: Metallurgical Recoveries

Process Recovery	Cu %	Ag %	Au %
Copper Concentrate	88	78.7	62.43

Source: Sierra Metals, 2020

Net Smelter Return (NSR) Calculation

The parameters used in the NSR calculation are summarized in Table 16-16. An NSR value was calculated for each cell in the block models using these parameters.

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Table 16-16: NSR Calculation Parameters

NSR
Parameter	Unit	Value
Metal Prices
Cu Price	US$/lb	3.05
Ag Price	US$/oz	20.0
Au Price	US$/oz	1,541
Process Recoveries
Cu	%	88
Ag	%	78.7
Au	%	62.43
Concentrate Grades
Cu	%	25
Ag	g/t	570
Au	g/t	6.8
Moisture content	%	8
Freight, Insurance and Marketing
Transport losses	%	0.5
Transportation	US$/wmt	42
Port	US$/wmt	9
Load	US$/wmt	40
Marketing	US$/dmt	10
Insurances	US$/wmt	10
Total	US$/dmt	102.92
Smelter Terms
Cu payable	%	96
Ag payable	%	90
Au payable	%	92
Cu minimum deduction	%	1
Ag minimum deduction	oz/t	0
Au minimum deduction	oz/t	0
Treatment Charges/Refining Charges (TC/RC)
Cu Concentrate TC	US$/dmt	69.00
Cu Refining charge	US$/lb Cu	0.069
Cu Refining cost	US$/t Cu	152.12
Cu Price Participation	US$/dmt	0
Average Penalties	US$/dmt	10
Ag Refining charge	US$/oz	0.35
Au Refining charge	US$/oz	6
Total treatment cost	US$/t Cu	727.68
Total cost of sales	US$/t Cu	879.80
Net Smelter Return Factors
Cu	US$/t/%	48.8171
Ag	US$/t/g/t	0.4444
Au	US$/t/g/t	28.1940

Source: Sierra Metals, 2020

The resulting NSR equation coded into the block model was:

NSR = 48.8171 X Copper Grade + 0.4444 X Silver Grade + 28.1940 X Gold Grade

The cut-off value calculation used by Sierra Metals in the proposed mine plan is based on historical information and considers reducing production costs associated with increased production (Table 16-17). Conceptual economic envelopes vary according to direct and indirect mining costs, processing costs, concentrate shipment, and general and administration (G&A) costs.

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Non-isolated mining blocks with an average NSR value above the economic cut-off value ($20.35/t) and with existing access are classified as economic and included in the conceptually economic envelope. Mining blocks that do not meet the criteria described above are classified as waste. A cost breakdown used for the cut-off calculation, including mining, processing plant and G&A costs, is given in Table 16-17

Table 16-17: NSR Calculation Parameters – Site Operating Costs Per Tonne

Cost Element	Cost per Tonne
Mine Cost ($/t)	$ 12.27
Plant Cost ($/t)	$ 6.22
G & A	$1.87
Economic Cut-Off ($/t)	$ 20.35

Source: Sierra Metals, 2020

Stope Evaluation

Sierra Metals utilized design-based resource estimation of the stopes using geological block models and Deswik ™ software. The SO Stope Optimization tool (Deswik.SO) was used for production stopes and for sequencing production and mine development, Deswik.Sched was used. Table 16-18 shows the parameters for sub-level stoping.

Table 16-18: Parameters for Sub-Level Stoping Mining Method

Mining Method Parameter	Sub-Level Stoping	Unit
Minimum Stope Length (m)	3	m
Stope Height (m)	According to each OB	m
Stope Width (m)	According to each OB	m
Pillar Width (m)	According to each OB	m
Minimum Stope Dip (°)	40	°
Maximum Stope Dip (°)	90	°
Span (m)	According to each OB	m
Stope Orientation	Perpendicular to mineralized zones	°
Marginal Cut Off	20.35	$/t

Source: Sierra Metals, 2020

16.5	Mineable Inventory

The mineable inventory provides the basis for the various life of mine (LOM) production scenarios described in this PEA report which range from 5,000 tpd (base case) up to 12,000 tpd. The mineable inventory consists of the Mineral Resource Estimate (Table 16-19) and tonnes and grade for each stope shape were further processed in spreadsheets to apply the mining recovery (95%) and external dilution (8% at 0 grade) as shown in Table 16-20.

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Table 16-19: Resource Report

December 2019 Resource Report

Classification	Domain Code	Name	Tonnes (Mt)	Grade Cu (%)	Grade Ag (gpt)	Grade Au (gpt)
	110		8,157,416.40	0.65	11.78	0.18
	120	El Gallo	104,025.60	1.20	19.07	0.29
	130		1073066.4	1.20	29.34	0.13
	150		170,517.60	1.35	26.89	0.10
	210	Chimenea 1	356,240.00	1.32	26.39	0.02
Indicated	220	Chimenea 2	776,755.20	0.71	16.72	0.02
	340	Bolivar NW	4,403,421.30	0.68	7.85	0.48
	430	Skarn	346,302.00	0.72	15.83	0.07
	440		919,922.40	0.78	18.40	0.12
	510		662,475.90	0.71	11.13	0.00
	520	Bolivar W	375,760.20	0.86	24.03	0.01
	530		2,005,747.20	1.12	31.32	0.01
	Total		19,351,650.20	0.77	15.13	0.21

Classification	Domain Code		Tonnes (Mt)	Grade Cu (%)	Grade Ag (gpt)	Grade Au (gpt)
	110		6,750,946.80	0.65	9.93	0.17
	140		60,314.40	0.59	8.89	0.04
	160	El Gallo	198,075.60	0.63	14.34	0.15
	220	Chimenea 2	36,444.80	0.51	9.06	0.00
	310		1,301,488.35	0.77	30.15	0.44
	320		672,646.50	0.78	25.95	0.38
	330		46,830.30	0.62	18.59	0.42
	340	Bolivar NW	2,139,465.75	0.54	7.91	0.34
	350		192,085.65	0.87	19.87	0.20
	360		257,031.90	0.74	14.49	0.05
	370		1,531,272.15	0.58	7.28	0.38
Inferred	380		42,203.85	0.58	9.82	0.14
	390		3,053,908.95	1.08	13.97	0.04
	410		483,894.00	0.53	18.55	0.19
	420	Skarn	201,650.40	0.55	23.09	0.23
	430		184,514.40	2.15	23.76	0.06
	440		194,274.00	1.84	28.17	0.09
	530		512,218	1.27	47.25	0.01
	540		1,380,862	0.84	10.35	0.40
	550		757,951	1.00	22.42	0.01
	610	Bolivar W	129,082	0.84	22.66	0.08
	620		368,086	0.66	9.28	0.18
	630		441,805	1.26	20.80	0.24
	640		450,160	0.64	4.47	0.20
	Total		21,387,212.35	0.78	14.19	0.21

Source: Sierra Metals, 2020

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Table 16-20: Mineable Inventory

Report of Resources Affected by Dilution / Recovery

Classification	Domain Code	Name	Tonnes (Mt)	Grade Cu (%)	Grade Ag (gpt)	Grade Au (gpt)
	110		8,369,509	0.60	10.91	0.17
	120	El Gallo	106,730	1.12	17.65	0.27
	130		1,100,966	1.12	27.17	0.12
	150		174,951	1.25	24.90	0.10
	210	Chimenea 1	365,502	1.22	24.43	0.02
Indicated	220	Chimenea 2	796,951	0.66	15.48	0.02
	340	Bolivar NW	4,517,910	0.63	7.27	0.45
	430	Skarn	355,306	0.67	14.66	0.07
	440		943,840	0.72	17.04	0.11
	510		679,700	0.66	10.31	0.00
	520	Bolivar W	385,530	0.79	22.25	0.01
	530		2,057,897	1.03	29.00	0.01
	Total		19,854,793	0.71	14.01	0.19

Classification	Domain Code		Tonnes (Mt)	Grade Cu (%)	Grade Ag (gpt)	Grade Au (gpt)
	110		6,926,471.42	0.60	9.19	0.16
	140		61,882.57	0.54	8.23	0.03
	160	El Gallo	203,225.57	0.58	13.28	0.14
	220	Chimenea 2	37,392.36	0.48	8.39	0.00
	310		1,335,327.05	0.71	27.91	0.41
	320		690,135.31	0.72	24.03	0.35
	330		48,047.89	0.58	17.22	0.39
	340		2,195,091.86	0.50	7.32	0.32
	350	Bolivar NW	197,079.88	0.81	18.40	0.19
	360		263,714.73	0.68	13.42	0.04
	370		1,571,085.23	0.53	6.74	0.35
Inferred	380		43,301.15	0.53	9.09	0.13
	390		3,133,310.58	1.00	12.93	0.04
	410		496,475.24	0.49	17.18	0.18
	420		206,893.31	0.50	21.38	0.21
	430	Skarn	189,311.77	1.99	22.00	0.05
	440		199,325.12	1.71	26.09	0.08
	530		525,535.72	1.17	43.75	0.01
	540		1,416,764.92	0.78	9.58	0.37
	550		777,657.93	0.92	20.76	0.01
	610	Bolivar W	132,437.72	0.78	20.98	0.07
	620		377,656.65	0.61	8.59	0.16
	630		453,291.72	1.17	19.26	0.22
	640		461,864.16	0.60	4.14	0.18
	Total		21,943,279.87	0.72	13.14	0.20

	Modifying Factors		Dilution	8.0	Recovery	95.00

Source: Sierra Metals, 2020

The combined total for the mineable inventory is the sum of the mineralized material in Table 16-20 which is approximately 41.8 M tonnes.

16.6	Mine Design

The mine design is formulated to integrate the main mining areas. Currently there are two mine openings for access to trucks, one in the Bolivar Mine accessing the Bolivar West and Bolivar NW areas and a second in the Fierro Mine accessing the El Gallo, Skarn, and Chimeneas areas.

The main dimensions are:

•	Ramps will have a cross-section of 5.0 m x 5.0 m (width x height);

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•	Access to mining areas will have cross-sectional dimensions of 4.0 m x 4.0 m (width x height);

•	The ventilation raisebore holes have a diameter of 3.0 m;

•	Maximum ramp gradient of 12%;

•	Truck loading station and drains will be installed in the main accesses; and

•	In order to improve the productivity of the haulage equipment, mineralized material passes (ø 3 m) will be built and electro-hydraulic hoppers will be installed to load mineralized material directly into the trucks.

Sierra Metals estimates that 163,813 m of combined horizontal and vertical development meters are required to achieve the mine plans proposed in this PEA (Table 16-21 and Figure 16-37).

Table 16-21: Bolivar Mine – Development Meters in the LOM Plan

Development Type	Meters
Horizontal	159,225
Vertical	4,588
Total	163,813

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 16-37: Mine Design and Mineralized Areas

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16.7	Mine Production Schedule (Base Case)

Sierra Metals prepared LOM production and development plans based on production rates ranging from a base case of 5,000 tpd to 15,000 tpd (Table 16-22) and these production schedules are financially evaluated in Section 22.

Table 16-22: LOM Production Rates

Tonnes/Day (tpd)	Tonnes/Year (t/y)	Comments
5,000 (base case)	1.8 M	Constant production rate through LOM
7,000	2.5 M	Increases from 5,000 tpd to 7,000 tpd in 2024
10,000	3.6 M	Reaches 10,000 tpd in 2024
10,000	3.6 M	Reaches 10,000 tpd in 2026
12,000	4.3 M	Reaches 12,000 tpd in 2024
12,000	4.3 M	Reaches 12,000 tpd in 2026
15,000	5.4 M	Reaches 15,000 tpd in 2024

Source: Sierra Metals, 2020

The base case LOM production and development schedule generated for the Bolivar mineable inventory based on 5,000 tpd (1.8 M t/y) is shown in Table 16-23, Figure 16-38, Figure 16-39 and Table 16-24.

The start date of this schedule is January 2020 as this is the month immediately following the cut-off date of the mined-out data used in this report. Typical mining rates of 5,000 tpd mineralized material and 500 tpd waste were applied as these are the rates the mine has been reportedly operating at in early 2020. The mine has made significant improvements to the on-site management team and increased its engineering resources in 2019, and the mine has greatly improved the mechanical availability of its underground mining fleet which has allowed for increases in daily production.

LOM production and development tables and figures for the production rates greater than the base case (shown in Table 16-22) are provided in the following pages (Table 16-25 to Table 16-36, and Figure 16-40 to Figure 16-51.

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Table 16-23: LOM Production Schedule for 5,000 Tonnes/Day

Production Mine	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	Total
Tonnes Ore	t	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	1,800,000	398,073	41,798,073
Tonnes Waste	t	376,101	458,721	431,383	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	376,101	320,818	293,481	83,175	8,733,487
Tonnes Total	t	2,176,101	2,258,721	2,231,383	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,176,101	2,120,818	2,093,481	481,248	50,531,560
Cu	%	0.88	0.88	0.88	0.82	0.72	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.67	0.62	0.62	0.62	0.72
Ag	g/t	20.76	20.58	20.00	19.75	15.39	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	11.55	9.89	9.89	9.89	13.56
Au	g/t	0.11	0.10	0.11	0.08	0.15	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.22	0.25	0.25	0.25	0.19
Cu eq	%	1.13	1.13	1.13	1.04	0.95	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.91	0.85	0.85	0.85	0.95
TPD	tpd	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	1,106

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020	Source: Sierra Metals, 2020

Figure 16-38: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	Figure 16-39: LOM Production – Tonnes per Year and Tonnes Per Day

Table 16-24: LOM Development Schedule for 5,000 Tonnes/Day

Total Meters

task Development	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	Total
Horizontal	m	6,857	8,357	7,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	6,857	5,857	5,357	1,516	159,225
Vertical	m	198	298	298	198	198	198	198	198	198	198	198	198	198	198	198	198	198	198	198	198	198	98	98	44	4,588
Total	m	7,054	8,654	8,154	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	7,054	5,954	5,454	1,560	163,813

Source: Sierra Metals, 2020

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Table 16-25: LOM Production Schedule for 7,000 Tonnes/Day (7,000 tpd in 2024)

Production Mine	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Total
Tonnes Ore	t	1,800,000	1,800,000	1,800,000	1,800,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	2,520,000	1,838,073	41,798,073
Tonnes Waste	t	376,101	458,721	486,301	655,915	526,541	526,541	526,541	526,541	526,541	526,541	526,541	526,541	526,541	526,541	526,541	525,933	301,462	137,107	8,733,487
Tonnes Total	t	2,176,101	2,258,721	2,286,301	2,455,915	3,046,541	3,046,541	3,046,541	3,046,541	3,046,541	3,046,541	3,046,541	3,046,541	3,046,541	3,046,541	3,046,541	3,045,933	2,821,462	1,975,180	50,531,560
Cu	%	0.88	0.88	0.88	0.82	0.71	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.68	0.63	0.62	0.72
Ag	g/t	20.76	20.58	20.00	19.75	14.52	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	12.33	11.84	10.12	9.94	13.56
Au	g/t	0.11	0.10	0.11	0.08	0.17	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.20	0.25	0.28	0.19
Cu eq	%	1.13	1.13	1.13	1.04	0.94	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.91	0.86	0.87	0.95
TPD	tpd	5,000	5,000	5,000	5,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	5,106

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020	Source: Sierra Metals, 2020

Figure 16-40: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	Figure 16-41: LOM Production – Tonnes per Year and Tonnes Per Day

Table 16-26: LOM Development Schedule for 7,000 Tonnes/Day (7,000 tpd in 2024)

Total Meters

Tak Development	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Total
Horizontal	m	6,857	8,357	8,857	11,957	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	5,500	2,502	159,225
Vertical	m	198	298	338	358	277	277	277	277	277	277	277	277	277	277	277	177	127	52	4,588
Total	m	7,054	8,654	9,194	12,314	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,776	5,626	2,554	163,813

Source: Sierra Metals, 2020

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Table 16-27: LOM Production Schedule for 10,000 Tonnes/Day (10,000 tpd in 2024)

Production Mine	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	Total
Tonnes Ore	t	1,800,000	1,800,000	1,800,000	1,800,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	2,198,073	41,798,073
Tonnes Waste	t	376,101	458,721	595,712	804,084	752,201	752,201	752,201	752,201	752,201	752,201	752,201	751,290	324,521	157,652	8,733,487
Tonnes Total	t	2,176,101	2,258,721	2,395,712	2,604,084	4,352,201	4,352,201	4,352,201	4,352,201	4,352,201	4,352,201	4,352,201	4,351,290	3,924,521	2,355,725	50,531,561
Cu	%	0.88	0.88	0.88	0.82	0.71	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.64	0.62	0.72
Ag	g/t	20.76	20.58	20.00	19.75	13.86	12.33	12.33	12.33	12.33	12.33	12.33	12.33	10.72	9.89	13.56
Au	g/t	0.11	0.10	0.11	0.08	0.18	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.24	0.25	0.19
Cu eq	%	1.13	1.13	1.13	1.04	0.94	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.88	0.85	0.95
TPD	tpd	5,000	5,000	5,000	5,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	6,106

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020	Source: Sierra Metals, 2020
Figure 16-42: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	Figure 16-43: LOM Production – Tonnes per Year and Tonnes Per Day

Table 16-28: LOM Development Schedule for 10,000 Tonnes/Day (10,000 tpd in 2024)

Total Meters

Tak Development	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Total
Horizontal	m	6,857	8,357	8,857	11,957	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	9,600	5,500	2,502	159,225
Vertical	m	198	298	338	358	277	277	277	277	277	277	277	277	277	277	277	177	127	52	4,588
Total	m	7,054	8,654	9,194	12,314	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,876	9,776	5,626	2,554	163,813

Source: Sierra Metals,2020

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Table 16-29: LOM Production Schedule for 10,000 Tonnes/Day (10,000 tpd in 2026)

Production Mine	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	Total
Tonnes Ore	t	1,800,000	1,800,000	1,800,000	1,800,000	2,520,000	2,520,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	3,600,000	758,073	41,798,073
Tonnes Waste	t	376,101	458,721	486,301	655,915	663,957	773,732	752,201	752,201	752,201	752,201	751,897	751,229	450,031	280,477	76,322	8,733,487
Tonnes Total	t	2,176,101	2,258,721	2,286,301	2,455,915	3,183,957	3,293,732	4,352,201	4,352,201	4,352,201	4,352,201	4,351,897	4,351,229	4,050,031	3,880,477	834,395	50,531,561
Cu	%	0.88	0.88	0.88	0.82	0.71	0.70	0.70	0.70	0.70	0.70	0.70	0.70	0.69	0.62	0.62	0.72
Ag	g/t	20.76	20.58	20.00	19.75	14.52	12.33	12.33	12.33	12.33	12.33	12.33	12.33	11.99	10.02	10.15	13.56
Au	g/t	0.11	0.10	0.11	0.08	0.17	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.20	0.25	0.31	0.19
Cu eq	%	1.13	1.13	1.13	1.04	0.94	0.93	0.93	0.93	0.93	0.93	0.93	0.93	0.91	0.86	0.89	0.95
TPD	tpd	5,000	5,000	5,000	5,000	7,000	7,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	2,106

 Source: Sierra Metals, 2020

Source: Sierra Metals, 2020	Source: Sierra Metals, 2020
Figure 16-44: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	Figure 16-45: LOM Production – Tonnes per Year and Tonnes Per Day

Table 16-30: LOM Development Schedule for 10,000 Tonnes/Day (10,000 tpd in 2026)

Total Meters

Task Development	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Horizontal	m	6,857	8,357	10,857	16,107	16,457	16,457	16,457	16,457	16,457	16,457	12,457	5,326	526	159,225
Vertical	m	198	298	348	448	474	474	474	474	474	474	324	113	15	4,588
Total	m	7,054	8,654	11,204	16,554	16,931	16,931	16,931	16,931	16,931	16,931	12,781	5,439	541	163,813

Source: Sierra Metals, 2020

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Table 16-31: LOM Production Schedule for 12,000 Tonnes/Day (12,000 tpd in 2024)

Production Mine	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Tonnes Ore	t	1,800,000	1,800,000	1,800,000	1,800,000	4,320,000	4,320,000	4,320,000	4,320,000	4,320,000	4,320,000	4,320,000	4,220,000	138,073	41,798,073
Tonnes Waste	t	376,101	458,721	595,712	883,363	902,641	902,641	902,641	902,641	902,641	902,641	683,030	291,864	28,850	8,733,487
Tonnes Total	t	2,176,101	2,258,721	2,395,712	2,683,363	5,222,641	5,222,641	5,222,641	5,222,641	5,222,641	5,222,641	5,003,030	4,511,864	166,923	50,531,561
Cu	%	0.88	0.88	0.88	0.82	0.71	0.70	0.70	0.70	0.70	0.71	0.68	0.62	0.62	0.72
Ag	g/t	20.76	20.58	20.00	19.75	13.60	12.33	12.33	12.33	12.33	12.56	11.79	10.07	9.89	13.56
Au	g/t	0.11	0.10	0.11	0.08	0.19	0.21	0.21	0.21	0.21	0.22	0.22	0.24	0.25	0.19
Cu eq	%	1.13	1.13	1.13	1.04	0.94	0.93	0.93	0.93	0.93	0.95	0.92	0.85	0.85	0.95
TPD	tpd	5,000	5,000	5,000	5,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	11,722	384

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020	Source: Sierra Metals, 2020

Figure 16-46: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	Figure 16-47: LOM Production – Tonnes per Year and Tonnes Per Day

Table 16-32: LOM Development Schedule for 12,000 Tonnes/Day (12,000 tpd in 2024)

Total Meters

Task Development	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Horizontal	m	6,857	8,357	8,857	11,957	12,600	15,600	16,457	16,457	16,457	16,457	12,657	9,157	7,359	159,225
Vertical	m	198	298	338	358	427	497	474	474	474	374	259	259	159	4,588
Total	m	7,054	8,654	9,194	12,314	13,026	16,096	16,931	16,931	16,931	16,831	12,916	9,416	7,518	163,813

Source: Sierra Metals, 2020

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Table 16-33: LOM Production Schedule for 12,000 Tonnes/Day (12,000 tpd in 2026)

Production Mine	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Tonnes Ore	t	1,800,000	1,800,000	1,800,000	1,800,000	2,520,000	2,520,000	4,320,000	4,320,000	4,320,000	4,320,000	4,320,000	4,320,000	3,638,073	41,798,073
Tonnes Waste	t	376,101	458,721	486,301	655,915	691,477	855,927	902,641	902,641	902,641	902,034	693,570	502,208	403,311	8,733,487
Tonnes Total	t	2,176,101	2,258,721	2,286,301	2,455,915	3,211,477	3,375,927	5,222,641	5,222,641	5,222,641	5,222,034	5,013,570	4,822,208	4,041,384	50,531,560
Cu	%	0.88	0.88	0.88	0.82	0.71	0.70	0.70	0.70	0.70	0.70	0.70	0.68	0.62	0.72
Ag	g/t	20.76	20.58	20.00	19.75	14.52	12.33	12.33	12.33	12.33	12.33	12.33	11.66	10.05	13.56
Au	g/t	0.11	0.10	0.11	0.08	0.17	0.21	0.21	0.21	0.21	0.21	0.21	0.21	0.26	0.19
Cu eq	%	1.13	1.13	1.13	1.04	0.94	0.93	0.93	0.93	0.93	0.93	0.93	0.90	0.87	0.95
TPD	tpd	5,000	5,000	5,000	5,000	7,000	7,000	12,000	12,000	12,000	12,000	12,000	12,000	10,106

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020	Source: Sierra Metals, 2020

Figure 16-48: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	Figure 16-49: LOM Production – Tonnes per Year and Tonnes Per Day

Table 16-34: LOM Development Schedule for 12,000 Tonnes/Day (12,000 tpd in 2026)

Total Meters

Task Development	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Horizontal	m	6,857	8,357	8,857	11,957	12,600	15,600	16,457	16,457	16,457	16,457	12,657	9,157	7,359	159,225
Vertical	m	198	298	338	358	427	497	474	474	474	374	259	259	159	4,588
Total	m	7,054	8,654	9,194	12,314	13,026	16,096	16,931	16,931	16,931	16,831	12,916	9,416	7,518	163,813

Source: Sierra Metals, 2020

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Table 16-35: LOM Production Schedule for 15,000 Tonnes/Day (15,000 tpd in 2024)

Production Mine	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Total
Tonnes Ore	t	1,800,000	1,800,000	1,800,000	1,800,000	5,400,000	5,400,000	5,400,000	5,400,000	5,400,000	5,400,000	2,198,073	41,798,073
Tonnes Waste	t	376,101	458,721	705,062	1,034,327	1,128,302	1,128,302	1,128,302	1,128,302	799,037	579,729	267,306	8,733,487
Tonnes Total	t	2,176,101	2,258,721	2,505,062	2,834,327	6,528,302	6,528,302	6,528,302	6,528,302	6,199,037	5,979,729	2,465,379	50,531,560
Cu	%	0.88	0.88	0.88	0.82	0.70	0.70	0.70	0.70	0.70	0.66	0.62	0.72
Ag	g/t	20.76	20.58	20.00	19.75	13.35	12.33	12.33	12.33	12.33	11.25	9.89	13.56
Au	g/t	0.11	0.10	0.11	0.08	0.19	0.21	0.21	0.21	0.21	0.23	0.25	0.19
Cu eq	%	1.13	1.13	1.13	1.04	0.94	0.93	0.93	0.93	0.93	0.90	0.85	0.95
TPD	tpd	5,000	5,000	5,000	5,000	15,000	15,000	15,000	15,000	15,000	15,000	6,106

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020	Source: Sierra Metals, 2020

Figure 16-50: LOM Production – Tonnes, Cu Grade and Cu Equivalent Grade by Year	Figure 16-51: LOM Production – Tonnes per Year and Tonnes Per Day

Table 16-36: LOM Development Schedule for 15,000 Tonnes/Day (15,000 tpd in 2024)

Total Meters

Task Development	Años	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Total
Horizontal	m	6,857	8,357	8,357	11,957	12,600	15,600	16,457	16,457	16,457	16,457	12,657	159,225
Vertical	m	198	298	348	548	593	593	593	593	393	293	141	4,588
Total	m	7,054	8,654	13,204	19,404	21,163	21,163	21,163	21,163	14,963	10,863	5,015	163,813

Source: Sierra Metals, 2020

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16.8	Waste Storage

Currently, development waste material is hauled by LHD and placed into historical workings resulting in approximately 30% to 40% fill factor. Consideration should be given to investing in equipment to pack the waste rock into the stope to improve the fill factor and to increase the amount of underground storage capacity. Historically, approximately 90% of waste material has been stored underground in old mine workings with the remainder sent to surface for use in construction.

For the early stage of development in Bolivar NW and Bolivar West, waste material will be hauled to surface and then hauled for placement underground in El Gallo Inferior and other historical mined out areas. Initial review indicates that the development waste material from these areas can be stored underground in historical mine openings. Further analysis of the initial development waste handling and storage strategy is required. If underground storage in historical mine openings is not a viable solution, due to lack of space or operationally difficult to transfer waste material from the new mining areas to the historical mining areas, then an analysis of the surface storage locations will be required.

16.9	Major Mining Equipment

The major underground mining equipment currently used at Bolivar Mine is listed in Table 16-37.

Table 16-37: Current List of Major Underground Mining Equipment at Bolivar

EQUIPMENT MINE OPERATION (August 2020)		Quantity
JBL01	Jumbo Raptor 44	1
JBL02	Jumbo Raptor 44	1
JBF07	Jumbo Development Troidon 66-Xp	1
JBF09	Jumbo Development Troidon 66-Xp	1
JBF10	Jumbo Development Troidon 66-Xp	1
JBA01	Jumbo rock Bolting Bolter 88	1
Total Jumbo Drill		6
ST005	Scooptram ST14	1
ST006	Scooptram ST14	1
ST008	Scooptram ST14	1
ST009	CAT R1700G	1
Total Scooptram		4
CM015	Dumper MT-431 B	1
	Trucks 14 m3	9
Total Trucks		10
AM001	Scalers SV-11	1
Total Scaling equipment		1
CF001	Wheel Loader 980 H	1
Total Wheel Loaders		1
AN001	ANFO Loader AL600R	1
Total ANFO Loader equipment		1

Source: Sierra Metals, 2020

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Bolivar Mine also has surface equipment to haul mineralized material to the Piedras Verdes processing plant. This equipment consists of 18-t average capacity trucks (e.g., FMX 440 Volvo, 30-t nominal capacity).

Equipment performance was calculated and validated using actual operational performance data provided by Bolivar Mine. The equipment performance was used to estimate the quantity of equipment required for the production and development plans considered in this PEA. The maximum number of equipment required to meet the production plans is listed by year and shown in Table 16-38 to Table 16-44. The number of underground personnel required to operate the equipment is also listed for reference.

Table 16-38: Main Planned Underground Mining Equipment (5,000 tpd)

Equipment	2020	2021	2022	2023/2040	2041	2042	2043
Jumbo	3	3	3	3	3	3	2
Raptor	3	3	3	3	3	3	2
Scoop	4	4	4	4	4	4	2
Trucks	9	9	9	9	9	9	3
Personal	134	139	138	134	131	129	30

Source: Sierra Metals, 2020

Table 16-39: Main Planned Underground Mining Equipment (7,000 tpd - 2024)

Equipment	2020	2021	2022	2023	2024/2034	2035	2036	2037
Jumbo	3	3	3	4	4	4	3	2
Raptor	3	3	3	3	4	4	4	3
Scoop	4	4	5	5	7	7	6	5
Trucks	9	9	9	9	12	12	12	9
Personal	134	139	141	152	188	188	174	122

Source: Sierra Metals, 2020

Table 16-40: Main Planned Underground Mining Equipment (10,000 tpd - 2024)

Equipment	2020	2021	2022	2023	2024/2032	2032	2033
Jumbo	3	3	4	5	5	3	2
Raptor	3	3	3	3	5	5	4
Scoop 8 yd3	4	4	5	5	8	7	5
Trucks	9	9	9	9	17	17	11
Personal	134	139	148	161	268	242	145

Source: Sierra Metals, 2020

Table 16-41: Main Planned Underground Mining Equipment (10,000 tpd - 2026)

Equipment	2020	2021	2022	2023	2024	2025	2026/2032	2033	2034
Jumbo	3	3	3	4	4	5	5	3	2
Raptor	3	3	3	3	4	4	5	5	2
Scoop 8 yd3	4	4	5	5	7	7	8	7	3
Trucks	9	9	9	9	12	12	17	17	5
Personal	134	139	141	152	196	203	268	239	52

Source: Sierra Metals, 2020

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Table 16-42: Main Planned Underground Mining Equipment (12,000 tpd - 2024)

Equipment	2020	2021	2022	2023	2024/2029	2030	2031	2032
Jumbo	3	3	4	5	5	4	3	2
Raptor	3	3	3	3	6	6	6	2
Scoop	4	4	5	5	10	10	8	2
Trucks	9	9	9	9	20	20	20	2
Personal	134	139	148	166	322	308	278	11

Source: Sierra Metals, 2020

Table 16-43: Main Planned Underground Mining Equipment (12,000 tpd - 2026)

Equipment	2020	2021	2022	2023	2024	2025	2026/2030	2030	2031	2032
Jumbo	3	3	3	4	4	5	5	4	4	3
Raptor	3	3	3	3	4	4	6	6	6	5
Scoop 8 yd3	4	4	5	5	7	7	10	10	10	8
Trucks	9	9	9	9	12	12	20	20	20	17
Personal	134	139	141	152	198	208	322	309	297	249

Source: Sierra Metals, 2020

Table 16-44: Main Planned Underground Mining Equipment (15,000 tpd - 2024)

Equipment	2020	2021	2022	2023	2024/2027	2028	2029	2030
Jumbo	3	3	4	6	6	5	4	3
Raptor	3	3	3	3	7	7	7	4
Scoop	4	4	5	6	12	11	11	5
Trucks	9	9	9	9	25	25	25	11
Personal	134	139	155	175	402	382	368	152

Source: Sierra Metals, 2020

The equipment will be shared for development and production activities. The equipment estimate considers a spare scoop, dumper, jumbo, and truck as contingency. This extra equipment could be used in any mineralized zone as necessary.

An auxiliary mine equipment list was provided by the mine and is listed in Table 16-45 for reference.

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Table 16-45: Auxiliary Mining Equipment

Auxiliary Equipment
Pick-up
No Ec 40 Dodge 2014
No Ec 51 Dodge 2014
No Ec 55 Dodge 2014
No Ec 61 Dodge 2014
Nissan Pick Up (Powder Magazine)
No Ec 9 Mitsubishi 2017
No Ec 11 Mitsubishi 2017
No Ec 56 Mitsubishi 2017
No Ec 58 Mitsubishi 2017
Surface Equipment
Truck for personnel 95 No.1 (26P)
Truck for personnel 02 (50P) '76
Sterling Truck 2005 (Water tank)
Freightliner Truck 2007 (Water tank)
Motor Grader 72V16992 Caterpillar 140G
Underground repair
Scissor lifts 4927 Getman A-64
Boart Longyear StopeMaster
Marcotte ANFO Truck M40 Minejack

Source: Sierra Metals, 2020

16.10	Ventilation

In the past, the Bolivar Mine has relied on natural ventilation, and as a result airflow through the mine varied in quantity and direction as the atmospheric conditions on the surface changed. Bolivar personnel have modeled the workings and airflow for the mine in Ventsim™ as illustrated in Figure 16-52.

Figure 16-52: Sierra Metals Ventilation Model for Existing Workings

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As mining progresses into other zones such as Bolivar West, Bolivar NW, and further east in El Gallo Inferior, a forced ventilation system is required, and some ventilation fans have already been installed to provide superior ventilation.

Table 16-46 shows the mine equipment used in determining the mine total airflow under the current operating scenario. Commonly used airflow requirement assumptions of 100 cfm/bhp (0.06 m3/s per kW) was used for equipment and 55 cfm/person (0.026 m3/sec per person) for personnel. The production rate was based on 5,000 tpd.

Table 16-46: Ventilation Requirements for Equipment and Personnel (5,000 tpd)

Item	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	4275	75%		100	3,204	1.5
Raptor/Jumbo	6	600	50%		100	300	0.1
Scoop	4	1180	76%		100	896	0.4
Personal	134			55		7,382	3.5
Total						11,783	5.6

Source: Sierra Metals, 2020

Using the base case LOM production schedule (5,000 tpd), a simplified ventilation model was generated for the three main mining areas. The maximum airflow through the mine was calculated by summing the airflow requirements of the equipment and personnel working in each zone at peak production. An additional 10% was then added for contingency (losses). It was assumed that all vehicles would be turned off when not in use for extended periods. The ventilation requirements by year are shown in Table 16-47.

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Table 16-47: Ventilation Requirements by Year (5,000 tpd)

2020	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Volquete	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	134			55.1		7,382	3.5
Total + 10% perdidas						451,355	213.0

2021	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Volquete	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	139			55		7,658	3.6
Total + 10% perdidas						451,658	213.2

2022	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Volquete	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	138			55		7,603	3.6
Total + 10% perdidas						451,597	213.1

2023-2041	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Volquete	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	134			55		7,382	3.5
Total + 10% perdidas						451,355	213.0

2042	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Volquete	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	129			55		7,107	3.4
Total + 10% perdidas						451,052	212.9

2043	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Volquete	3	1260	75%		100	94,444	44.6
Raptor/Jumbo	4	400	50%		100	19,988	9.4
Scoop	2	590	76%		100	44,813	21.1
Personal	30			55		1,653	0.8
Total + 10% perdidas						176,988	83.5

Source: Sierra Metals, 2020

According to the mining plans developed by Sierra Metals, the ventilation requirements were determined per year for the daily production rates of 7,000 tpd, 10,000 tpd, 12,000 tpd and 15,000 tpd, reaching the maximum production rates in the years 2024 to 2026. The air requirements for these production rates are shown in Table 16-48 to Table 16-53. Figure 16-53 and Figure 16-54 show the ventilation development design for 12,000 tpd for the years 2020 to 2023, and 2024-2032 respectively.

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Table 16-48: Ventilation Requirements by Year (7,000 tpd – 2024)

2020	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	134			55		7,382	3.5
Total+ perdidas 10%						451,355	213.0

2021	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	139			55		7,658	3.6
Total+ perdidas 10%						451,658	213.2

2022	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	5	1475	76%		100	112,033	52.9
Personal	141			55		7,768	3.7
Total+ perdidas 10%						476,427	224.8

2023	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	7	700	50%		100	34,979	16.5
Scoop	5	1475	76%		100	112,033	52.9
Personal	152			55		8,374	4.0
Total+ perdidas 10%						482,590	227.8

2024-2035	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	12	5040	75%		100	377,775	178.3
Raptor/Jumbo	8	800	50%		100	39,976	18.9
Scoop	7	2065	76%		100	156,847	74.0
Personal	188			55		10,357	4.9
Total+ perdidas 10%						643,451	303.7

2036	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	12	5040	75%		100	377,775	178.3
Raptor/Jumbo	7	700	50%		100	34,979	16.5
Scoop	6	1770	76%		100	134,440	63.4
Personal	174			55		9,586	4.5
Total+ perdidas 10%						612,459	289.0

2037	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	5	500	50%		100	24,985	11.8
Scoop	5	1475	76%		100	112,033	52.9
Personal	122			55		6,721	3.2
Total+ perdidas 10%						469,778	221.7

Source: Sierra Metals, 2020

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Table 16-49: Ventilation Requirements by Year (10,000 tpd – 2024)

2020	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	134			55.1		7,382	3.5
Total+ perdidas 10%						451,355	213.0

2021	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	139			55		7,658	3.6
Total+ perdidas 10%						451,658	213.2

2022	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	7	700	50%		100	34,979	16.5
Scoop	5	1475	76%		100	112,033	52.9
Personal	148			55		8,153	3.8
Total+ perdidas 10%						482,347	227.6

2023	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	8	800	50%		100	39,976	18.9
Scoop	5	1475	76%		100	112,033	52.9
Personal	161			55		8,870	4.2
Total+ perdidas 10%						488,632	230.6

2024-2031	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	17	7140	75%		100	535,182	252.6
Raptor/Jumbo	10	1000	50%		100	49,970	23.6
Scoop	8	2360	76%		100	179,253	84.6
Personal	268			55		14,764	7.0
268						857,087	404.5

2032	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	17	7140	75%		100	535,182	252.6
Raptor/Jumbo	8	800	50%		100	39,976	18.9
Scoop	7	2065	76%		100	156,847	74.0
Personal	242			55		13,332	6.3
Total+ perdidas 10%						819,871	386.9

2033	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	11	4620	75%		100	346,294	163.4
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	5	1475	76%		100	112,033	52.9
Personal	145			55		7,988	3.8
Total+ perdidas 10%						545,928	257.6

Source: Sierra Metals, 2020

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Table 16-50: Ventilation Requirements by Year (10,000 tpd – 2026)

2020	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	134			55		7,382	3.5
Total+ perdidas 10%						451,355	213.0

2021	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	139			55		7,658	3.6
Total+ perdidas 10%						451,658	213.2

2022	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	5	1475	76%		100	112,033	52.9
Personal	141			55		7,768	3.7
Total+ perdidas 10%						476,427	224.8

2023	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	7	700	50%		100	34,979	16.5
Scoop	5	1475	76%		100	112,033	52.9
Personal	152			55		8,374	4.0
Total+ perdidas 10%						482,590	227.8

2024-2025	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	12	5040	75%		100	377,775	178.3
Raptor/Jumbo	8	800	50%		100	39,976	18.9
Scoop	7	2065	76%		100	156,847	74.0
Personal	196			55		10,798	5.1
Total+ perdidas 10%						643,936	303.9

2026-2032	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	17	7140	75%		100	535,182	252.6
Raptor/Jumbo	10	1000	50%		100	49,970	23.6
Scoop	8	2360	76%		100	179,253	84.6
Personal	268			55		14,764	7.0
Total+ perdidas 10%						857,087	404.5

2033	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	17	7140	75%		100	535,182	252.6
Raptor/Jumbo	8	800	50%		100	39,976	18.9
Scoop	7	2065	76%		100	156,847	74.0
Personal	239			55		13,167	6.2
Total+ perdidas 10%						819,689	386.8

2034	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	5	2100	75%		100	157,406	74.3
Raptor/Jumbo	4	400	50%		100	19,988	9.4
Scoop	3	885	76%		100	67,220	31.7
Personal	52			55		2,865	1.4
Total+ perdidas 10%						272,227	128.5

Source: Sierra Metals, 2020

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Table 16-51: Ventilation Requirements by Year (12,000 tpd – 2024)

2020	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	134			55		7,382	3.5
Total+ perdidas 10%						451,355	213.0

2021	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	0.0
Raptor/Jumbo	6	600	50%		100	29,982	0.0
Scoop	4	1180	76%		100	89,627	0.0
Personal	139			55		7,658	0.0
Total+ perdidas 10%						451,658	0.0

2022	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	7	700	50%		100	34,979	16.5
Scoop	5	1475	76%		100	112,033	52.9
Personal	148			55		8,153	3.8
Total+ perdidas 10%						482,347	227.6

2023	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	8	800	50%		100	39,976	18.9
Scoop	5	1475	76%		100	112,033	52.9
Personal	166			55		9,145	4.3
Total+ perdidas 10%						488,935	230.8

2024-2029	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	20	8400	75%		100	629,626	297.2
Raptor/Jumbo	11	1100	50%		100	54,967	25.9
Scoop	10	2950	76%		100	224,067	105.7
Personal	322			55		17,739	8.4
Total+ perdidas 10%						1,019,039	480.9

2030	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	20	8400	75%		100	629,626	297.2
Raptor/Jumbo	10	1000	50%		100	49,970	23.6
Scoop	10	2950	76%		100	224,067	105.7
Personal	308			55		16,968	8.0
Total+ perdidas 10%						1,012,694	477.9

2031	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	20	8400	75%		100	629,626	297.2
Raptor/Jumbo	9	900	50%		100	44,973	21.2
Scoop	8	2360	76%		100	179,253	84.6
Personal	278			55		15,315	7.2
Total+ perdidas 10%						956,085	451.2

2032	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	2	840	75%		100	62,963	29.7
Raptor/Jumbo	4	400	50%		100	19,988	9.4
Scoop	2	590	76%		100	44,813	21.1
Personal	11			55		606	0.3
Total+ perdidas 10%						141,207	66.6

Source: Sierra Metals, 2020

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Table 16-52: Ventilation Requirements by Year (12,000 tpd – 2026)

2020	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	4275	75%		100	320,435	151.2
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	134			55		7,382	3.5
Total+ perdidas 10%						492,168	232.3

2021	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	4275	75%		100	320,435	151.2
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	139			55		7,658	3.6
Total+ perdidas 10%						492,471	232.4

2022	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	4275	75%		100	320,435	151.2
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	5	1475	76%		100	112,033	52.9
Personal	141			55		7,768	3.7
Total+ perdidas 10%						517,240	244.1

2023	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	4275	75%		100	320,435	151.2
Raptor/Jumbo	7	700	50%		100	34,979	16.5
Scoop	5	1475	76%		100	112,033	52.9
Personal	141			55		7,768	3.7
Total+ perdidas 10%						522,736	246.7

2024	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	12	5700	75%		100	427,246	201.6
Raptor/Jumbo	8	800	50%		100	39,976	18.9
Scoop	7	2065	76%		100	156,847	74.0
Personal	198			55		10,908	5.1
Total+ perdidas 10%						698,475	329.6

2025	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	12	5700	75%		100	427,246	201.6
Raptor/Jumbo	9	900	50%		100	44,973	21.2
Scoop	7	2065	76%		100	156,847	74.0
Personal	208			55		11,459	5.4
Total+ perdidas 10%						704,578	332.5

2026-2031	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	20	9500	75%		100	712,077	336.1
Raptor/Jumbo	11	1100	50%		100	54,967	25.9
Scoop	10	2950	76%		100	224,067	105.7
Personal	322			55		17,739	8.4
Total+ perdidas 10%						1,109,735	523.7

2032	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	17	8075	75%		100	605,265	285.7
Raptor/Jumbo	8	800	50%		100	39,976	18.9
Scoop	8	2360	76%		100	179,253	84.6
Personal	249			55		13,718	6.5
Total+ perdidas 10%						922,034	435.2

Source: Sierra Metals, 2020

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Table 16-53: Ventilation Requirements by Year (15,000 tpd - 2024)

2020	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	6	600	50%		100	29,982	14.2
Scoop	4	1180	76%		100	89,627	42.3
Personal	134			55		7,382	3.5
Total+ perdidas 10%						451,355	213.0

2021	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	0.0
Raptor/Jumbo	6	600	50%		100	29,982	0.0
Scoop	4	1180	76%		100	89,627	0.0
Personal	139			55		7,658	0.0
Total+ perdidas 10%						451,658	0.0

2022	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	7	700	50%		100	34,979	16.5
Scoop	5	1475	76%		100	112,033	52.9
Personal	155			55		8,539	4.0
Total+ perdidas 10%						482,772	227.8

2023	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	9	3780	75%		100	283,332	133.7
Raptor/Jumbo	9	900	50%		100	44,973	21.2
Scoop	6	1770	76%		100	134,440	63.4
Personal	175			55		9,641	4.6
Total+ perdidas 10%						519,624	245.2

2024-2027	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	25	10500	75%		100	787,032	371.4
Raptor/Jumbo	13	1300	50%		100	64,961	30.7
Scoop	12	3540	76%		100	268,880	126.9
Personal	402			55		22,147	10.5
Total+ perdidas 10%						1,257,322	593.4

2028	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	25	10500	75%		100	787,032	371.4
Raptor/Jumbo	12	1200	50%		100	59,964	28.3
Scoop	11	3245	76%		100	246,474	116.3
Personal	382			55		21,045	9.9
Total+ perdidas 10%						1,225,966	578.6

2029	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	25	10500	75%		100	787,032	371.4
Raptor/Jumbo	11	1100	50%		100	54,967	25.9
Scoop	11	3245	76%		100	246,474	116.3
Personal	368			55		20,273	9.6
Total+ perdidas 10%						1,219,621	575.6

2030	Unid	HP	Utilización	CFM/pers	CFM/HP	Total [CFM]	Total [m3/s]
Camiones	11	4620	75%		100	346,294	163.4
Raptor/Jumbo	7	700	50%		100	34,979	16.5
Scoop	5	1475	76%		100	112,033	52.9
Personal	152			55		8,374	4.0
Total+ perdidas 10%						551,849	260.4

Source: Sierra Metals, 2020

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Figure 16-53: Bolivar W/Bolivar NW/El Gallo Inferior Key Ventilation Development Layout 2020-2023 Mine Production 12,000 tpd

Figure 16-54: Bolivar W/Bolivar NW/El Gallo Inferior Key Ventilation Development Layout 2024-2032 Mine Production 12,000 tpd

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17	Recovery Methods

17.1	Process Description

Sierra Metals operates the Piedras Verdes conventional concentration plant consisting of crushing, grinding, flotation, thickening and concentrate filtration processes. Thickened flotation tails are placed into a conventional tailings storage facility and the mine is converting to the use of dry-stack tailings in mid-2020.

A simplified block diagram of the processing plant is shown in Figure 17-1.

Source: Sierra Metals, 2020

Figure 17-1: Piedras Verdes Mill – Block Flow Diagram

17.1.1	Crushing Stage

The crushing stage is supplied with mineralized material hauled from the mine site using contractor operated haul trucks. A typical haul truck has approximately 20 tonnes capacity and delivers mineralized material from the mine area to the primary crusher’s mineralized material stockpiling area. Trucks can dump directly to the primary crusher or alternatively, to one of several stockpiles. Typically, a front-end loader reclaims mineralized material from the stockpiles and then feeds the jaw crusher.

The crushing plant is fed through a hopper equipped with a 20-inch x 20-inch static grizzly that discharges to a jaw crusher operating in open circuit. The nominal four-inch material discharging from the jaw crusher is classified by two double-deck vibrating screens. The top screen is two inches by one inch and the bottom screen is 3/4 inch by 3/8 inch. Material smaller than 3/8 inch becomes the final crushed product that is transferred to two silos having an individual capacity of 1,000 tonnes each. The vibrating screen’s oversize feeds a secondary crushing stage consisting of two cone crushers. The top screen is conveyed to a Sandvik HC660 cone crusher and the bottom screen oversize is conveyed to a Metso HP-300 cone crusher. The cone crusher’s discharge joins the primary crusher’s discharge and feeds the double-deck vibrating screens.

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17.1.2	Grinding Circuit

Feed to the grinding circuit is sourced from two 1,000 tonne silos that hold the final crushed product from the crushing plant. The grinding circuit consists of conventional ball mills operating in closed-circuit operation with hydrocyclones. Two 9.5 ft x 14 ft ball mills operate in parallel, each one in closed circuit with a hydrocyclone cluster. The two ball mills underwent complete overhauls during the end of 2017 to improve mechanical availability. The hydrocyclones were changed from D26 to D20 to improve plant stability. The product size in the cyclone overflow ranges between 34% and 48% passing 75 micrometers, with an average size of 43.5% passing 75 micrometers. The hydrocyclone overflow feeds the flotation circuit. The hydrocyclone underflow stream is returned to the ball mills for further size reduction.

17.1.3	Flotation Circuit

The flotation circuit operates three identical parallel flotation lines. Each flotation line includes a 12 ft x 12 ft conditioning tank and three DR 300 ft3 rougher flotation cells. From the rougher cells, the overflow feeds the cleaning cells. The cleaning flotation cells consist of two DR 300 ft3 primary cleaner flotation cells, three Sub A 100-ft3 secondary flotation cells and two Sub A 100 ft3 tertiary cleaning flotation cells. The rougher flotation tails feed the rougher-scavenger stage which consists of four DR 300 ft3 flotation cells. The final copper concentrate typically comes from the second cleaner flotation product; however, if it does not meet the desired specification, then the concentrate is sent to the third cleaner cells. Tails from the rougher-scavenger cells become the processing plant’s final tails.

17.1.4	Thickening and Filtration

The flotation concentrate is thickened in a 40 ft x 10 ft thickener before being dewatered using three vacuum filters. A 50 ft x 10 f thickener is also installed and used on an as-needed basis. Solids are thickened to greater than 40% solids by weight in the thickener underflow and filtered using a Dorr-Oliver 8 ft x 10 ft disc filter. Filtrate from the disc filter is recycled back to the thickener and the thickener overflow is recycled back to the process. A standby disc filter is also installed. The filter copper concentrate contains approximately 9% to 10% moisture. Final flotation tails are pumped to the TSF where they are classified using hydrocyclones. Process water is reclaimed from the tailings water pond and reused in the process plant.

17.2	Piedras Verdes Concentrator Performance

17.2.1	Operational Performance

The operational performance for 18 months from July 2018 to December 2019 is in Table 17-1.

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Table 17-1: Piedras Verdes Performance - 18-month Period July 2018 to December 2019

Period	Mineralized Material	Head Grade Cu	Head Grade Ag	Head Grade Au	Metal recovery Cu	Metal recovery Ag	Metal recovery Au	Concentrate solids	Concentrate Cu grade
	tonnes	%	gr/t	gr/t	%	%	%	Tonnes Dry	%
Jul-18	86,097	1.01%	16.97	0.17	79.55%	75.32%	67.11%	3,082	22.5%
Aug-18	69,662	0.94%	16.69	0.15	76.22%	74.63%	69.97%	2,233	22.3%
Sep-18	71,931	1.02%	18.13	0.18	78.67%	72.78%	69.19%	2,560	22.6%
Oct-18	91,383	0.90%	17.06	0.19	79.10%	77.67%	64.20%	2,404	27.2%
Nov-18	93,316	0.89%	20.27	0.21	79.50%	78.21%	65.72%	2,689	24.7%
Dec-18	87,945	0.86%	19.65	0.22	79.20%	75.50%	62.96%	2,560	23.5%
Jan-19	83,970	0.79%	14.70	0.16	80.95%	79.66%	68.59%	2,406	22.3%
Feb-19	93,050	0.83%	19.90	0.24	82.16%	78.37%	62.45%	2,502	25.3%
Mar-19	86,218	0.81%	23.63	0.17	83.54%	79.53%	75.59%	2,369	24.8%
Apr-19	100,433	0.72%	18.32	0.18	81.79%	78.92%	62.52%	2,463	23.9%
May-19	111,767	0.91%	18.03	0.22	83.65%	79.23%	63.98%	3,706	23.0%
Jun-19	114,008	0.95%	17.95	0.30	84.53%	81.81%	65.12%	3,550	25.7%
Jul-19	107,798	0.87%	20.07	0.26	80.68%	80.94%	64.40%	3,502	21.6%
Aug-19	101,751	0.79%	18.00	0.30	80.51%	77.62%	62.96%	2,803	23.2%
Sep-19	122,269	0.90%	23.05	0.36	82.44%	78.61%	60.63%	3,807	24.0%
Oct-19	117,582	0.89%	21.18	0.34	80.49%	75.35%	59.05%	3,011	28.0%
Nov-19	95,078	0.88%	22.60	0.28	88.32%	80.52%	64.96%	3,305	22.3%
Dec-19	135,775	0.85%	19.66	0.32	86.08%	80.34%	63.58%	3,778	26.2%
	1,770,032	0.88%	19.35	0.25	81.80%	78.28%	64.76%	52,729	24.1%

Source: Sierra Metals, 2020

Note: Totals may not match due to rounding.

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For the 18-month period in reference, mineralized material throughput was 1,770,032 tonnes equivalent to a calendar average of 98,335 t/m or 3,224 tpd. The corresponding head grades were 0.88% Cu, 19.35 g/t Ag, and 0.25 g/t Au.

Overall, the Piedras Verdes concentrator’s mineralized material feed shows positive trends in Q4 2019 compared to Q4 2018 (Table 17-2, Figure 17-2 and Figure 17-3):

•	Mineralized material throughput increased 28% from average 2,964 tpd in Q4 2018 to 3,787 tpd in Q4 2019.

•	Copper head grade decreased by 2%, but the total copper metal content fed to the plant increased by 25% in average after factoring in the mineralized material throughput increase over the same period.

•	Silver head grade increased by 10% and the silver metal fed to the mill increased by 41%.

•	Gold head grade increased by 54% and the gold metal fed to the mill increased by 97% average.

Table 17-2: Piedras Verdes’ Performance Comparison – Q4 2018 and Q4 2019

Stream	Units	Q4 2018 (average)	Q4 2019 (average)	Difference
Mineralized material throughput	tpd	2,964	3,787	28%
Mineralized material grade Cu	%	0.89	0.87	-2%
Mineralized material grade Ag	g/t	19.0	21.0	10%
Mineralized material grade Au	g/t	0.21	0.32	54%
Mineralized material metal Cu	tonnes	2,630.9	3,291.7	25%
Mineralized material metal Ag	grams	56,299	79,440	41%
Mineralized material metal Au	grams	612	1,203	97%
Metal recovery Cu	%	79.27	84.80	7%
Metal recovery Ag	%	77.15	78.70	2%
Metal recovery Au	%	64.32	62.43	-3%
Concentrate production	t/m	2,552	3,390	33%
Concentrate mass-pull	%	2.8%	2.9%	3%
Concentrate Cu grade	%	25.07	25.43	1.5%
Concentrate Ag grade	g/t	522	570	9%
Concentrate Au grade	g/t	4.7	6.8	44%
Concentrate Bi grade	%	0.21	0.29	41%
Concentrate metal Cu	tonnes	640	862	35%
Concentrate metal Ag	grams	1,332,279	1,931,580	45%
Concentrate metal Au	grams	12,060	23,145	92%

Source: Sierra Metals, 2020

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Source: Sierra Metals, 2020

Figure 17-2: Piedras Verdes – Mineralized Material Throughout (Tonnes) and Copper Head Grade %

Source: Sierra Metals, 2020

Figure 17-3: Piedras Verdes – Mill Feed Head Grade (Cu %, Ag g/t, Au x 10 g/t)

Piedras Verdes’ metallurgical performance during the July 2018 to December 2019 period can be observed in Figure 17-4 and is summarized in Table 17-2 for the period Q4 2018 to Q4 2019.

An improvement in metallurgical performance can be observed for the key parameters, which has had a leveraging effect over metal contained in the final copper concentrate production as follows:

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•	From May 2019 onward, mineralized material throughput increased consistently along with a marginal increase in mass-pull which resulted in an approximate 33% increase in copper concentrate production. Copper concentrate quality remained relatively constant at approximately 25% Cu grade, see Table 17-2.

•	A 7% increase in copper recovery along with a 28% mineralized material throughput increase and a marginal copper head grade decrease (-2%) resulted in an overall increment of 35% copper metal content in the final concentrate.

•	A 2% increase in silver recovery along with a 28% mineralized material throughput increase and a 10% increase in silver head grade resulted in an overall increment of 45% silver metal content in the final concentrate.

•	A 3% decrease in gold recovery along with a 28% mineralized material throughput increase and a 54% increase in gold head grade resulted in an overall increment of 92% gold metal content in the final concentrate.

•	Bismuth is the only deleterious element reported. Sierra Metals has not reported paying penalties for Bismuth whose concentration remained below 0.3% in the final copper concentrate for the July 2018 to December 2019 period.

Source: Sierra Metals, 2020

Figure 17-4: Piedras Verdes – Copper Concentrate and Metal Recoveries

17.2.2	Process Plant, Operating Costs and Consumables

Process plant operating costs for the Q4 2018 to Q4 2019 period are shown in Figure 17-5. The concentrator is achieving significant improvements in terms of cost as follows:

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•	2019 started at US$ 10.25/tonne of mineralized material, after a peak of US$ 11.39/tonne of mineralized material in April and decreased to US$ 7.60/tonne of mineralized material in December 2019.

•	2019 started at US$ 0.54/lb Cu equivalent which then peaked at US$ 0.71/lb Cu equivalent in April and decreased to US$ 0.38/lb Cu equivalent in December 2019.

Source: Sierra Metals, 2020

Figure 17-5: Piedras Verdes – Copper Concentrate Operating Cost

A breakdown analysis of consumables and services in Q4 2019 is shown in Figure 17-6. Five cost items account for 75% of the operating cost:

•	Other/Undefined account for the largest cost item at 23%,

•	Labor and electrical power account for 17% each

•	Reagents and mobile equipment rentals account each for 9%

Piedras Verde’s cost structure and/or expenditure allocation needs some improvement. It is a good business practice to ensure that other/unclassified items account for a minor portion of the total expenditure. SRK has not reviewed the cost structure and the actual allocation of expenditures.

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Source: Sierra Metals, 2020

Figure 17-6: Piedras Verdes – Operating Cost Breakdown Q3 2019

Piedras Verdes’ reagents include a combination of the followings: X-343, S-7583, T-100, CC-1065, ZnSO4, X-343, S-7583, T-100, CC-1065, ZnSO4. Reagents account for 9% of the total expenditure during Q4 2019. Steel balls accounted for 4% of the total expenditure in the concentrator.

17.3	Plant Design and Equipment Characteristics

Bolivar uses a conventional copper concentrator plant. The operation is completely manual with no automation or online monitoring being used in the processing circuit. The grinding product, or flotation feed particle size distribution is approximately P80=250 microns.

Table 17-3 shows the Piedras Verdes Mill’s major process equipment, its key characteristics, and power ratings.

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Table 17-3: Piedras Verdes Mill’s Major Process Equipment

Area	Equipment	Quantity	Manufacturer, Model	Motor (kW)
Crushing	Apron feeder	1	Metso AF5-60MN-16.4	22
	Jaw crusher	1	Stedman	93
	Cone crusher	1	Sandvik H6800	336
	Cone crusher	1	Metso HP-300	224
	Vibrating screen	1	Terex Simplicity 6 ft x 16 ft	15
	Vibrating screen	1	Deister 6 ft x 1 ft’	20
Grinding	Ball mill	1	Dominion 9 ft-6-inch x 14 ft	447
	Ball mill	1	Dominion 9 ft-6-inch x 14 ft	447
Flotation	Conditioning tank	3	12 ft x 12 ft	37
	Rougher cell	3 x 3	DR 300, 300 ft3	22
	Rougher-scavenger cell	3 x 4	DR 300, 300 ft3	22
	Cleaning first	3 x 2	DR 300, 300 ft3	22
	Cleaning second	3 x 3	Sub-A 100 ft3	11
	Cleaning third	3 x 2	Sub-A 100 ft3	11
Thickening	Thickener	1	50 ft	15
	Thickener	1	40 ft	15
Filtration	Disc filter	1	Dorr Oliver 8 ft x 10 discs	na
	Disc filter	1	FLSmidth 8 ft X 10 Disc	7.5
	Drum filter	1	Eimco	na

Source: Sierra Metals, 2020

17.4	Processing Plant Capex

Piedras Verdes has embarked on multiple capex projects with the aim of improving efficiency and throughput, these projects include:

•	Installation of a new Ball Mill No3

•	Increase mineralized material storage capacity

•	Additional grinding classification capacity (hydrocyclones)

•	A new cone crusher

•	Installation of a flash flotation cell

•	Installation of additional concentrate filtration capacity and a reduction in the final concentrate’s moisture.

•	Electrical substation upgrades consistent with the additional power consumption

•	Expansion of the tailings storage facility

•	Expansion of the freshwater dam

Other projects being considered include the production of Iron Concentrate.

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17.5	Conclusion and Recommendations

Sierra Metals operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening and filtration of the final concentrate. Thickened flotation tails are placed into a conventional tailings storage facility and the mine is converting to the use of dry-stack tailings in mid-2020.

Fresh feed to the Piedras Verdes concentrator has consistently improved its key indicators and performance over the 18-month period from July 2018 to reach 3,787 tpd average during Q4 2019. In addition to the throughput increase, head grades for silver and gold also improved within the same time period reaching 21 g/t silver (+10% increase) and 0.32 g/t gold (+54% increase).

Copper concentrate produced by Piedras Verdes is of typical commercial quality at approximately 25% Cu throughout the entire period evaluated. Consistently with the throughput and head grades increases, copper concentrate production increased by 33% from approximately 2,500 t/m to 3,400 t/m by Q4 2019.

Concentrate quality also improved: the silver grade increased by approximately 9% from 522 g/t to 570 g/t, and the gold grade increased by 44% from 4.7 g/t to 6.8 g/t. Bismuth is the only deleterious metal reported at values below 0.3% with no penalty payments reported by Sierra Metals.

Piedras Verdes expenditure allocation and cost structure needs revision to ensure that the minimum possible number of items fall within the “Other” category. Currently the “Other” category is the largest one in the Piedras Verdes cost structure at 23% and should be no larger than 5%.

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18	Project Infrastructure

The Bolivar Mine has fully developed infrastructure including access roads, a 329-person man-camp that includes a cafeteria, laundry facilities, maintenance facilities for the underground and surface mobile equipment, electrical shop, guard house, fuel storage, laboratories, warehousing, storage yards, administrative offices, plant offices, truck scales, explosives storage, processing plant and associated facilities, tailings storage facility (TSF), water storage reservoir and water tanks. The site has electric power from the Mexican power grid, backup diesel generators, and heating from site propane tanks. The Bolivar Mine is fully functional and built out for the currently producing mine and mill.

Figure 18-1 shows the general facilities location for the Project.

Source: SRK, 2020

Figure 18-1: Bolivar General Facilities Location

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18.1	Access and Local Communities

Access to the Bolivar Mine is by paved road approximately 305 km southwest from Chihuahua and then approximately 80 km by all-season gravel roads. The Bolivar Mine is located near several small communities namely Cieneguita Lluvia de Oro (population ~500), Piedras Verdes (population ~500), and San José del Pinal (population <10).

The mine is approximately 5 km southeast of the small Ejido community of Piedras Verdes (population ~500) with the offices and camp known as Loma Café located about 2 km to the southwest of Piedras Verdes. The community of Piedras Verdes supports the mine by providing potable water, trash collection and disposal in the nearby Cieneguita landfill, and transportation for construction materials including sand and gravel. The water is supplied by two local springs.

The Bolivar Mine camp supports 329 workers and contractors.

Figure 18-2 shows photographs of the mine camp. Figure 18-3 shows the camp layout.

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Source: Sierra Metals, 2020

Figure 18-2: Bolivar Camp – Accommodation Units

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ENTRADA
COMEDOR
NUEVA
NUEVA
CLUB

PLANO-PLANTA-CAMPAMENTO
LOMA-CAFE

Source: Sierra Metals, 2020

Figure 18-3: Bolivar Camp - Plan Layout

The majority of the project staff live outside the local area in regional cities of Delicias, Parral, Chihuahua, Durango, San Luis Potosi, Creel, Torreon, Sonora and Mexico City. The company provides transportation in buses and vans from transfer locations in the City of Chihuahua, approximately seven hours northeast of the project, and from the community of Choix, Sinaloa, approximately five hours to southwest. Crew changes occur on Tuesday and Wednesday each week.

Personnel living in the region work six days with one day off, usually on Sunday. Personnel living outside the region work 14 days followed by seven days off. Personnel work one of two shifts per day, 7:00 am to 7:00 pm or 7:00 pm to 7:00 am.

The camp is located 2.7 km from the Bolivar Mine, and 8.4 km from the Piedras Verdes processing plant site. The company provides transportation from the camp to the mine or mill in four buses.

18.2	Service Roads

The site has well maintained gravel roads that connect the mine portals, water storage reservoir, camp, and process facilities. The roads between the mine and processing plant are used daily by the fleet of contract trucks that move the mineralized material from the mine mineralized material pads to the processing plant.

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18.3	Mine Operations and Support Facilities

The mine is accessed through various portals as described in Section 16. The mine operation is supported by the newer mine camp with rooms, change house facilities, and cafeteria. The mine office is located at the portal to the Bolivar Mine.

There are two mine related surface maintenance facilities. The first is a mine maintenance facility at the portal of the Bolivar Mine, and the second is located near the portal accessing the El Gallo Inferior mineralized zone. A third maintenance facility for the surface equipment is located near the mill. The mine infrastructure includes a compressed air system, located at the main portal to the Bolivar Mine, with compressors and receiving tanks that support the underground operations. Refuge chambers are located in various sections of the underground mine. There are small functional shops underground to support minor equipment repairs and servicing. A medical building is located at the portal to the Bolivar Mine. Explosives storage is in a controlled area located remotely from site.

A photograph of the mine maintenance shop is provided in Figure 18-4.

Source: SRK, 2020

Figure 18-4: Bolivar Maintenance Shop

18.4	New Mineralized Material Delivery Tunnel

The mine is in the process of developing a new tunnel that will enable the cost-effective delivery of mineralized material to the Piedras Verdes processing plant. Use of the tunnel will negate the requirement for using surface mineralized material haul trucks. The work is underway and is expected to be completed in 2022. The capital costs for this project are included in the capex figures shown in Section 21.

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The tunnel will daylight adjacent to the Piedras Verdes processing plant and will link up underground with the El Gallo Inferior, Bolivar West and Bolivar NW mineralized material zones as shown in Figure 18-5.

TOP
FRONT
W
E
S
Rampa BW
Integración
Punto medio
Rampa EGI
Integración
Túnel de
Integración
Planta
concentradora
Z Y
X

Source: Sierra Metals, 2020

Figure 18-5– Isometric View of New Mineralized Material Delivery Tunnel

Use of the new mineralized material delivery tunnel will reduce mineralized material delivery times, transportation costs and will also eliminate the impact of climate and environmental factors such as bad weather, dust, reduced visibility and poorly bermed roads, all of which can lead to accidents with the current surface trucking system. The mine plans to use 30 tonne trucks initially and will consider the use of more cost-effective transportation options in the future (e.g., conveyor belts).

The tunnel lengths and dimensions are shown in Table 18-1.

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Table 18-1: Tunnel Dimensions and Lengths

Component	Dimensions (metres)	Length (metres)
Main tunnel	5.0 m x 7.0 m	4,200
Bolivar West tunnel	5.0 m x 5.0 m	2,340
El Gallo Inferior tunnel	5.0 m x 5.0 m	2,530

Source: Sierra Metals, 2020

18.5	Process Support Facilities

The Piedras Verdes processing area has a security building, administrative offices, truck scales, electrical shop, maintenance shop, fuel storage, smaller camp and cafeteria, and the processing facilities are described in Section 17.

Figure 18-6 shows an aerial view of the Piedras Verdes processing plant. Figure 18-7 shows a picture of the inside of the processing plant, and Figure 18-8 shows the tailings storage facility as seen from the processing plant.

Source: Google Maps, 2020

Figure 18-6: Aerial View of the Piedras Verdes Processing Plant

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 Source: SRK, 2020

Figure 18-7: Inside the Piedras Verdes Processing Plant

Source: SRK, 2020

Figure 18-8: Piedras Verdes Tailings Storage Facility - Looking South

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18.6	Energy

18.6.1	Propane

The site uses propane for general heating and heating of water in the camp. A local supplier, Equipos Y Gas de la Sierra from Guazapares provides the fuel in 10,000 kg tanker trucks every 15 days. The propane is stored in several tanks on the Project site.

Table 18-2 summarizes the tanks with their location and capacities.

Table 18-2: Propane Tank Location and Capacities

Tank Location	Capacity	Units
Piedras Verde Plant	4,000	L
Piedras Verde Plant	5,000	L
Camp - Module I	5,000	L
Camp - Module L	135	kg
Camp - Module L	500	kg
Camp - Module N	135	kg
Camp - Module S	500	kg
Camp - Module D	1,000	kg
Laundry	135	kg
Cafeteria	5,000	kg

Source: Sierra Metals, 2020

18.6.2	Power Supply and Distribution

Power to the site is supplied by a 33-kV high voltage power line supplied by the Comisión Federal de la Electricidad (CFE), the state-owned utility. The Bolivar Mine has a substation that feeds the mine and the Piedras Verdes processing plant through a secondary distribution line. The connected load on site is approximately 4 MW which is sufficient for a production rate of 5,000 tpd. The system operates at a typical load of 2 MW. Backup generation is provided for the mine and processing plant with a diesel-powered generator set. The backup generator, with a capacity of 2,000 kVA is located at the processing plant location.

Sierra Metals has also built a 115KVA high tension line and electrical substation in Tubares. This substation has the capacity to provide the mine with 8MVA which is sufficient to support the mine at a production rate of 10,000 tpd. Sierra Metals has also determined that the incremental cost of the higher power load is not significant. In order to proceed, the mine would have to request an increase in the energy provision from the CFE (Comision Federal de Energia) and amend the existing power supply contract.

Figure 18-9 shows the monthly power consumption for the period January 2018 to December 2019.

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The plant uses approximately 78% of power consumed with the mine using the remainder. Electricity has varied in unit cost averaged approximately US$0.08/kWh in 2018 and US$0.09/kWh in 2019. The monthly cost for electricity averages US$213,000.

Source: Sierra Metals, 2020

Figure 18-9: Monthly Power Consumption

18.6.3	Fuel Storage

The site has on site diesel storage tanks that supply fuel for the underground and surface mine equipment, as well as the backup electrical generators. The fuel is restocked approximately every three days by with a 10,000 L tanker truck supplied by a local vendor. The tank storage and capacity are summarized in Table 18-3. The average price per liter for diesel and gasoline was MXN$18.54/L and MXN$17.99/L respectively in 2019.

Table 18-3: Fuel Tank Storage and Capacity Summary

Location	Tank	Quantity	Type (units)
Mine Storage	Workshop Tank	10,350	Diesel (L)
	Mine Tank	9,700	Diesel (L)
	Mine Tank	5,510	Gasoline (L)
Plant Storage	Processing Tank 1	4,500	Diesel (L)
	Processing Tank 2	4,500	Diesel (L)
	Processing Tank 3	2,000	Diesel (L)

Source: Sierra Metals, 2020

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18.7	Water Supply

18.7.1	Potable Water

Potable water for use at the camp is supplied by the community of Piedras Verde from local springs through the local water utility piping at a rate of 40,000 to 50,000 L/d. The plant uses approximately 2,700 L/d of potable water.

18.7.2	Water Rights

After the procedures for the corresponding water permits began in 2013, the Presidency of the Republic authorized, in 2015, the use of water eliminating the “veda” (covenant); however, part of the agricultural sector of Sinaloa filed an “amparo” (grant of protection) and Sierra Metals had to wait for this litigation between the Water Authority and a group of farmers to be settled in order to receive confirmation of title. The title (water permit) was issued in August 2020 with the issuance of a resolution confirming the lifting of the “veda” in the same month.

18.7.3	Process Water

The supply water for the Piedras Verdes processing plant is supplied from a nearby Piedras Verdes dam, owned by Sierra Metals. The water reservoir has a capacity of 1.5 Mm3 and can meet the plant makeup water requirement of approximately 123,000 m3/month (based on historical usage). The water is pumped from a pump house at the reservoir to an interim 1 Mm3 water tank located near the reservoir. The water tank then supplies water via a pipeline to storage tanks located near the processing plant that have a capacity of 500,000 m3. A photograph of the reservoir is shown in Figure 18-10.

Source: SRK, 2019

Figure 18-10: Piedras Verdes Water Reservoir

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The site water usage for 2018 and 2019 are summarized in Table 18-4 and Table 18-5. Approximately 53% of the total process water is recycled.

Table 18-4: Site Water Use (January to December 2018)

Month	Fresh Water	Recovered Water	Consumed Water	Tonnes Milled	Water Use per Tonne Processed
	(m3)	(m3)	(m3)	(t)	(m3/t)
January	67,882	126,066	193,947	83,120	2.33
February	61,483	114,183	175,667	80,581	2.23
March	72,999	135,570	208,570	95,674	2.13
April	71,051	131,952	203,002	93,120	2.33
May	68,921	127,533	196,917	90,329	2.33
June	67,595	125,533	193,128	88,591	2.23
July	65,692	121,999	187,691	86,097	2.33
August	53,152	98,711	151,863	69,662	2.23
September	61,142	91,713	152,854	71,931	2.13
October	47,896	129,496	177,391	91,383	1.94
November	45,286	135,857	181,143	93,316	1.94
December	37,497	141,059	178,555	87,945	2.03
Total	720,594	1,480,134	2,200,729	1,031,750	2.18

Source: Sierra Metals, 2020

Table 18-5: Site Water Use (January to December 2019)

Month	Fresh Water	Recovered Water	Consumed Water	Tonnes Milled	Water Use per Tonne Processed
	(m3)	(m3)	(m3)	(t)	(m3/t)
January	32,950	150,105	183,055	83,970	1.94
February	36,513	166,335	202,848	93,050	2.03
March	33,832	154,123	187,955	86,210	1.78
April	39,410	179,533	218,943	100,433	2.03
May	43,857	199,794	243,652	111,767	2.03
June	44,737	203,802	248,539	114,008	2.17
July	58,750	176,249	234,999	107,798	2.13
August	66,545	155,272	221,817	101,751	2.23
September	93,291	173,255	266,546	122,269	2.33
October	91,600	170,115	261,715	117,582	2.23
November	77,647	134,726	212,373	95,078	2.33
December	93,086	177,349	270,435	125,158	2.13
Total	712,218	2,040,658	2,752,876	1,259,081	2.12

Source: Sierra Metals, 2020

18.8	Site Communications

The site is equipped with a satellite communications system, including telephone and internet, that enables communication between the mine, processing plant and office facilities. A radio system is also in use. The mine also has hardline telephone service.

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18.9	Site Security

The site has a separate security force of approximately 12 people with typically four people on each crew. Additionally, there is a Mexican Army base located in close proximity to the Project site. The mine site guard house is located at the entrance to the Bolivar Mine. Another guard house is located near the scales at the processing plant.

18.10	Logistics

The copper concentrates are loaded onto 18-t trucks and shipped by road to the port at Guaymas, Mexico. The concentrate is sold FOB port. The Project produced 31,937 t of concentrate in 2018 (approximately 2,660 t/m). During the first nine months of 2019, concentrate totaled 27,137 t. The 2019 average per month is approximately 3,600 t/m.

The copper concentrate is sampled and placed in a shipping truck, weighed and then covered by a tarpaulin and then shipped 530km, approximately 10 hours one way, through Bahuichivo to the port of Guaymas, Mexico. All other materials required for the Project are shipped to the site via the road system by truck. Figure 18-11 shows the concentrate trucking route.

Source: Google Maps, 2020

Figure 18-11: Concentrate Trucking Route

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18.11	Waste Handling and Management

18.11.1	Waste Management

The site has septic systems to handle wastewater and sewage. The septic system is pumped clean on a quarterly basis. Trash is hauled to a landfill in Cieneguita.

18.11.2	Waste Rock Storage

The site has minimal waste rock storage needs as the majority of the underground waste rock is stored underground. Any waste rock brought to surface is placed in permitted storage areas.

18.12	Tailings Management

18.12.1	Existing Tailings Storage Facility

The existing tailings storage facility (TSF) has been in operation since the Piedras Verdes Mill was commissioned in late 2011. The existing TSF1 and TSF2 can be seen in Figure 18-12 along with expansion areas, TSF3 through TSF5, adjacent to the existing facility.

Source: Sierra Metals, 2020

Figure 18-12: Active Tailings Area Location

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The tailings management plan at the Bolivar Mine includes placement of tailings in a number of locations. The site utilized the capacity in TSF2 and TSF3 in 2018 and 2019. The remaining capacity in TSF1 is as contingency capacity. The TSF4 tailings placement was divided to increase volume in 2019.

In general, the existing TSF was operated by moving the tailings from the processing plant via pipelines to holding cells on the tailings area near the leading edge of the embankment. Water was drained to the back of the facility (closest to the plant). The multiple cells allow the tailings to drain while new tailings are placed in the next cell. Once drained, the higher density material is moved to the front of the embankment to build the next lift embankment with mobile equipment (excavator and dozer). The construction method is known as “upstream construction.”

The sequence repeats from the front of the embankment across the TSF until the next lift is prepared to raise the TSF to the next level. A sump exists at the bottom of the TSF that captures any seep or runoff water and is returned for use at the processing plant.

Figure 18-13 shows the dewatering cells and the general shape of the TSF operational area.

Source: Sierra Metals, 2020

Figure 18-13: TSF Operational Area

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The existing permitted facility was inspected by Tierra Group Consultoria in 2019 and recommendations were made to the repair of the existing boards and to maintain the inclination of 30° in berm. Additional work was suggested by Tierra Group Consultoría to maintain a drainage channel to keep water off the edges of the TSF, and to clean up and re-establish the edges of the TSF on solid rock. Sierra Metals provided survey data showing the slope corrections and these can be seen in the photograph in Figure 18-14.

SRK has summarized the findings in this section but does not take any design responsibility since SRK is not the “Engineer on Record” for the design or inspection.

Source: Sierra Metals, 2020

Figure 18-14: Active Tailings Area

18.12.2	Tailings Facility Expansion

Sierra Metals contracted with Flopac Ingenieria for the geotechnical evaluation, design, costing and construction of a TSF expansion program that allows the processing of mineralized material beyond the resources stated in this report. The current status and planned sequence of expansion is described in this section.

Figure 18-15 shows an isometric view of the current TSF and the Flopac Ingenieria study area.

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Source: Sierra Metals, 2020

Figure 18-15: Current TSF - Isometric View of Flopac Ingenieria Study Area

As part of the overall management plan, the site is also installing infrastructure to recover additional process water and reduce the water content of the final tailings. Current tailings are approximately 35% solids.

Expansion beyond TSF5 will consist of the construction of a New TSF, located to the west of the existing TSF. This new facility, when complete, will provide capacity beyond 2025 based on the mine’s current LOM production schedule.

In summary, tailings consisting of approximately 35% solids have been placed in a conventional TSF (TSF1-TSF4) in previous years and including 2019. Expansion around the main TSF, in TSF1-TSF5, will be utilized until mid-2020 when dry-stack tailings will begin to be placed in the New TSF.

All permits are in place for TSF1 through TSF5, and for the New TSF. Sierra Metals allocated US$1 million in 2018 and US$3 million in 2019 for the TSF expansion civil works.

Figure 18-16 shows an isometric view of the new TSF.

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Source: Sierra Metals, 2020

Figure 18-16: Isometric View of the New TSF

SRK recommends that an analysis of utilizing tailings as backfill in the underground mine should be carried out, and a trade-off study completed. The underground storage of plant tailings would serve to significantly reduce the TSF volume required for surface storage.

Figure 18-17 shows a plan view of the current TSF and the New TSF locations

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Source: Sierra Metals, 2020

Figure 18-17: Plan View of the Current TSF and New TSF Locations

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19	Market Studies and Contracts

Bolivar is an underground mining operation producing commercial quality copper concentrate containing payable amounts of copper, silver and gold. Sierra Metals currently holds a contract for the sale of its concentrate. Contract terms were reviewed by SRK and they appear reasonable and in line with similar operations that SRK is familiar with.

The metals produced from the Bolivar concentrate are traded on various metals exchanges. Long term (LT) metal prices were provided by Sierra Metals and are presented in Table 19-1. In SRK’s opinion, the prices used are reasonable for the statement of Mineral Resources.

Table 19-1: Metal Prices

Commodity	LT Forecasted Prices	Unit
Au	1,541	US$/oz
Ag	20.0	US$/oz
Cu	3.05	US$/lb
Pb	0.91	US$/lb
Zn	1.07	US$/lb

Source: CIBC

19.1	Metal Price Forecast Sources

The source for the LT prices of Au, Cu, Pb and Zn listed in Table 19-1 are from the CIBC Global Mining Group’s Consensus Forecast Summary dated September 30, 2020 (Table 19-2).

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Table 19-2: CIBC Global Mining Group’s Consensus Forecast Summary - September 30, 2020

   Analyst Consensus Commodity Price Forecasts

September 30, 2020

Commodities
Consensus Forecast Summary

	2020	2021	2022	2023	LT
Precious Metals
Gold (US$/oz)	$1,755	$1,907	$1,782	$1,737	$1,541
Palladium (US$/oz)	$2,107	$2,037	$1,802	$1,630	$1,384
Platinum (US$/oz)	$875	$911	$940	$1,002	$1,055
Rhodium (US$/oz)	$8,616	$7,133	$5,987	$5,530	$2,976
Silver (US$/oz)	$19.02	$22.36	$21.03	$20.80	$19.38
Base & Other Metals
Aluminium (US$/lb)	$0.74	$0.79	$0.82	$0.86	$0.93
Cobalt (US$/lb)	$15.06	$16.46	$19.15	$20.69	$21.25
Copper (US$/lb)	$2.65	$2.86	$2.89	$2.93	$3.05
Iron Ore Fines (US¢/dmtu)	¢151	¢137	¢119	¢111	¢105
Iron Ore Lumps (US¢/dmtu)	¢177	¢162	¢146	¢136	¢126
Iron Ore Pellets (US¢/dmtu)	¢195	¢185	¢174	¢173	¢166
Lead (US$/lb)	$0.82	$0.87	$0.89	$0.90	$0.91
Lithium Carbonate (US$/t)	$7,006	$7,596	$8,215	$8,465	$8,498
Molybdenum (US$/lb)	$8.91	$9.37	$9.50	$9.53	$8.83
Nickel (US$/lb)	$5.92	$6.56	$6.95	$7.16	$7.36
Zinc (US$/lb)	$0.94	$0.99	$1.04	$1.04	$1.07
Energy
Uranium (US$/lb)	$32	$38	$41	$42	$54
Crude Oil - WTI (US$/bbl)	$38	$44	$50	$53	$54
Thermal Coal (US$/mt)	$60	$63	$68	$70	$69
Metallurgical Coal (US$/mt)	$133	$140	$144	$146	$142
FX
USD/CAD	1.35	1.34	1.33	1.32	1.31
AUD/USD	1.47	1.42	1.39	1.38	1.38

The information contained in these materials is not intended to constitute a "report, statement or opinion of an expert" for purposes of the securities legislation of any province or territory of Canada. These materials are confidential and are intended solely for your benefit and for your internal use only and may not be reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose,

Source: CIBC, 2020

The source for the LT price of silver (Ag) listed in Table 19-1 is taken from the average of fifteen analyst estimates for the LT price of silver, for September only, as shown in Table 19-3 and is excerpted from the CIBC Global Mining Group’s Consensus Forecast Summary dated September 30, 2020.

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Table 19-3: LT Silver Price Forecast – September 30, 2020

					September 30, 2020

Silver (US$/oz)

Date	Firm	2020	2021	2022	2023	LT
23-Sep-20	CIBC	$21.50	$32.00	$31.00	$30.00	$20.00
21 -Sep-20	BMO	$21.43	$27.63	$22.50	$23.00	$18.25
18-Sep-20	JP Morgan	$19.54	$20.04	$15.80	$16.90	$25.00
16-Sep-20	HSEC	$21.55	$25.50	$22.50	-	$22.00
15-Sep-20	DES	$21.00	$30.00	$26.00	-	$17.00
15-Sep-20	Canaccord	$20.60	$25.21	$25.33	$25.77	$25.83
15-Sep-20	REC	$20.20	$23.66	$22.50	$22.50	$18.75
15-Sep-20	Barclays	$16.81	$17.50	$17.50	-	$17.50
13-Sep-20	Morgan Stanley	$17.19	$18.13	$18.38	$20.00	$20.00
13-Sep-20	National Bank	$21.13	$26.50	$25.00	$23.00	$19.00
13-Sep-20	Deutsche Bank	$18.70	$22.60	$22.00	-	$20.00
10-Sep-20	DAML	$21.26	$30.49	$29.50	$28.00	$25.00
08-Sep-20	Credit Suisse	$20.66	$25.00	$18.00	$18.26	$16.50
03-Sep-20	Scotia	$18.37	$19.00	$19.00	$17.25	$15.00
02-Sep-20	Peel Hunt	$17.53	$18.54	$18.23	-	-

31-Aug-20	Eight Capital	$18.54	$21.00	$19.25	$18.00	$18.00
21 -Aug-20	Haywood	$17.25	$17.00	$16.50	$16.50	$16.50
21-Aug-20	Stifel	$17.48	$19.50	$21.00	$21.00	-
14-Aug-20	Jefferies	$17.94	$20.00	$20.00	$20.00	$20.00
13-Aug-20	Raymond James	$17.82	$18.13	$18.00	-	$18.75
13-Aug-20	Cantor	$19.28	$25.00	-	-	$21.50
11-Aug-20	TD	$19.18	$22.50	-	-	-
24-Jul-20	Goldman Sachs	$18.10	$21.80	$22.40	$20.50	$16.50
21-Jul-20	Cormark	$17.32	$18.00	$18.00	$18.00	$18.00
16-Jul-20	Societe Generale	$16.90	$18.10	$18.00	$18.00	$18.00
08-Jul-20	Investec	$17.24	$18.53	$18.40	$17.72	$18.75
Average		$19.02	$22.36	$21.03	$20.80	$19.38

only September forecasts		$19.83	$24.12	$22.22	$22.47	$19.99

Source: CIBC, 2020

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20	Environmental Studies, Permitting, and Social or Community Impact

20.1	Environmental Studies and Liabilities

Summaries of some of the environmental studies were provided to SRK, including environmental impact assessment documentation used to support the permitting efforts of the current operation and future tailings storage area.

Based on communications with representatives from Sierra, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of mineral resources or reserves.

From previous assessments (Gustavson, 2013), known environmental liabilities include unreclaimed exploration disturbances (i.e., roads, drill pads, etc.) and small residual waste rock piles from historical mining operations, and the current tailings storage facilities would also constitute a reclamation liability for the operation.

As observed by SRK personnel during previous site visits, dust emissions generated as a result of mineralized material haulage traffic from the mine to mill can be an issue, and to address this, the mine has developed a mitigation plan that involves the use of water trucks.

20.2	Environmental Management

20.2.1	Tailings Disposal

Existing Tailings Storage Facility

Currently, Sierra is constructing a raise on TSF embankment using waste rock generated from the Bolivar West underground mining operation. While a stability study was supposedly prepared for this raise, SRK was not provided a copy for this review, though Sierra personnel noted that it did meet with regulatory approval. Since the embankment raise is occurring within an already permitted area, a new Manifesto de Impacto Ambiental or MIA, was not required. The mine has also constructed stormwater diversion channels to reduce the ingress of non-contact stormwater into the impoundment.

Future Tailings Storage Facility

A second tailings storage facility (TSF) location, adjacent to the existing TSF, has been identified and is permitted to receive tailings for at least three years. Any future expansions of this new facility will likely include the relocation of the adjacent federal highway in order to achieve the required capacity. Additionally, Sierra is considering installing a dry stack facility instead of depositing conventional tailings slurry; this approach would increase the capacity of the second TSF.

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20.3	Geochemistry

Geochemical characterization of the Bolivar Mine tailings has been conducted annually by a qualified third-party laboratory in Mexico as part of the monitoring and reporting requirements of NOM-141-SEMARNAT-2003. The testing includes leach testing for metals and acid-base accounting (ABA). ABA testing is a static test procedure designed to measure the long-term potential for waste rock and/or tailings to generate acid.

Net-neutralization potential (NNP) consists of two measurements: (1) neutralization potential (NP) and (2) the acid-generating potential (AP). NNP is defined as the difference between these two measurements (NNP = NP – AP). The NP/AP ratio is also used to describe the acid-producing potential of mine waste. ABA classifications for mine-waste samples are based on both NNP and NP/AP and are divided into three categories including acid-generating, uncertain, and non-acid generating.

According to the Nevada Division of Environmental Protection report on Waste Rock, Overburden, and Ore dated February 2014, if the ratio is less than 1.2:1, the material is considered potentially acid generating (PAG). If the ratio is greater than 1.2, no additional testing is required.

The test results for 2014 and 2015 provided to SRK indicate low metals leaching potential and either uncertain or non-acid generating potential. The 2016 ABA results (NP = 52.5 kg CaCO3/ton; AP = 141 kg CaCO3/ton); however, suggest that some of the more recent material may be potentially acid generating: NP/AP = 0.372. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not necessarily be a material issue for the project.

20.3.1	Emission and Waste Management

In 2015, an authorization for the Unique Environmental License (Licencia Ambiental Unica [LAU]) was granted by SEMARNAT to EXMIN in order to carry out mineral processing and other metallurgical activities (beneficiation) at the Bolivar mill site.

The document establishes the environmental obligations to be met by the company. It establishes that EXMIN operations must adhere to the authorizations provided by the LAU in the matter of atmospheric emissions and generation/management of hazardous wastes.

Several key conditions of the LAU include:

•	EXMIN must submit its Annual Operating Card (Cédula de Operacion Anual) between March 1st and June 30th of each year;

•	Discharges of wastewater to natural water reservoirs or sewers, without CONAGUA approval, is prohibited;

•	The operation shall develop and maintain a contingency plan (not reviewed by SRK);

•	For point sources of atmospheric emissions (end of pipe), all emission sampling ports shall be installed and maintained in good conditions;

•	Emissions must meet the Maximum Permissible Limits (Limites Maximos Permisibles [MPL]) established by the NOM-085-SEMARNAT-2011 and NOM-043-SEMARNAT-1193;

•	Emissions of Volatile Organic Compounds (VOCs) should be kept to a minimum, since there is not any normative regulating emissions at this time; and

•	Records of the operation and maintenance of equipment that generates emissions shall be maintained.

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20.4	Mexican Environmental Regulatory Framework

20.4.1	Mining Law and Regulations

Mining in Mexico is regulated through the Mining Law, approved on June 26, 1992, and amended by decree on December 24, 1996, Article 27 of the Mexican Constitution.

Article 6 of the Mining Law states that mining exploration; exploitation and beneficiation are public utilities and have preference over any other use or utilization of the land, subject to compliance with laws and regulations.

Article 19 specifies the right to obtain easements, the right to use the water flowing from the mine for both industrial and domestic use, and the right to obtain a preferential right for a concession of the mine waters.

Articles 27, 37 and 39 rule that exploration; exploitation and beneficiation activities must comply with environmental laws and regulations, and should incorporate technical standards in matters such as mine safety, ecological balance and environmental protection.

The Mining Law Regulation of February 15, 1999 repealed the previous regulation of March 29, 1993. Article 62 of the regulation requires mining projects to comply with the General Environmental Law, its regulations, and all applicable norms.

20.4.2	General Environmental Laws and Regulations

In February 12, 2012, a new Mining Law Regulation was issued and the last amendment of the Mining Law Regulation is dated October 31, 2014. Mexico’s environmental protection system is based on the General Environmental Law known as Ley General del Equilibrio Ecológico y la Protección al Ambiente - LGEEPA (General Law of Ecological Equilibrium and the Protection of the Environment), approved on January 28, 1988, and updated on December 13, 1996 and again on June 6, 2012.

The Mexican federal authority over the environment is the Secretaría de Medio Ambiente y Recursos Naturales - SEMARNAT (Secretariat of the Environment and Natural Resources). SEMARNAT, formerly known as SEDESOL, was formed in 1994, as the Secretaría de Medio Ambiente Recursos Naturales y Pesca (Secretariat of the Environment and Natural Resources and Fisheries). On November 30, 2000, the Federal Public Administration Law was amended giving rise to SEMARNAT.

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The change in name corresponded to the movement of the fisheries subsector to the Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación - SAGARPA (Secretariat of Agriculture, Livestock, Rural Development, Fisheries and Food), through which an increased emphasis was given to environmental protection and sustainable development.

SEMARNAT is organized into a number of sub-secretariats and the following main divisions:

•	INECC – Instituto Nacional de Ecología y Cambio Climático (National Institute of Ecology and Climate Change), an entity responsible for planning, research and development, conservation of national protection areas and approval of environmental standards and regulations.

•	PROFEPA - Procuraduría Federal de Protección al Ambiente (Federal Attorney General for the Protection of the Environment) responsible for law enforcement, public participation and environmental education.

•	CONAGUA – Comisión Nacional del Agua (National Water Commission), responsible for assessing fees related to water use and discharges.

•	IMTA – Instituto Mexicano de Tecnología del Agua (Mexican Institute of Water Technology).

•	CONANP – Comisión Nacional de Areas Naturales Protegidas (National Commission of Natural Protected Areas).

•	CONAFOR – Comisión Nacional Forestal (National Forestry Commission).

•	CONABIO – Comisión Nacional para el conocimiento y uso de la Biodiversidad (National Commission for the Knowledge and use of Biodiversity)

•	PROFEPA – Procuradoría Federal de Protección al Ambiente (Federal Attorney for Environmental Protection).

•	ASEA – Agencia de Seguridad, Energía y Ambiente (Security, Energy and Environment Agency)

The federal delegation or state agencies of SEMARNAT are known as Consejo Estatal de Ecología – COEDE (State Council of Ecology).

PROFEPA is the federal entity in charge of carrying out environmental inspections and negotiating compliance agreements. Voluntary environmental audits, coordinated through PROFEPA, are encouraged under the LGEEPA.

Under LGEEPA, a number of regulations and standards related to environmental impact assessment, air and water pollution, solid and hazardous waste management and noise have been issued. LGEEPA specifies compliance by the states and municipalities and outlines the corresponding duties.

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Applicable regulations under LGEEPA include:

•	Regulation to LGEEPA on the Matter of Environmental Impact Evaluations, May 30, 2000;

•	Regulation to LGEEPA on the Matter of Prevention and Control of Atmospheric Contamination, November 25, 1988;

•	Regulation to LGEEPA on the Matter of Environmental Audits, November 29, 2000;

•	Regulation to LGEEPA on Natural Protected Areas, November 20, 2000;

•	Regulation to LGEEPA on Protection of the Environment Due to Noise Contamination, December 6, 1982; and

•	Regulation to LGEEPA on the Matter of Hazardous Waste, November 25, 1988.

•	Regulation to LGEEPA on the Registration of Emissions and Transfer of Pollutants, June 3, 2004.

Mine tailings are listed in the Regulation to LGEEPA on the Matter of Hazardous Waste. Norms include:

•	Norma Official Mexicana (NOM)-CRP-001-ECOL, 1993, which establishes the characteristics of hazardous wastes, lists the wastes, and provides threshold limits for determining its toxicity to the environment;

•	NOM-CRP-002-ECOL, 1993 establishes the test procedure for determining if a waste is hazardous;

•	On September 13, 2004, SEMARNAT published the final binding version of its new standard on mine tailings and mine tailings dams, NOM-141-SEMARNAT-2003. The new rule has been renamed since the draft version was published in order to better reflect the scope of the new regulation. This NOM sets out the procedure for characterizing tailings, as well as the specifications and criteria for characterizing, preparing, building, operating, and closing a mine tailings dam. This very long (over 50 pages) and detailed standard sets out the new criteria for characterizing tailings as hazardous or non-hazardous, including new test methods. A series of technical annexes address everything from waste classification to construction of the dams. The rule is applicable to all generators of non-radioactive tailings and to all dams constructed after this NOM goes into effect; and

•	Existing tailings dams will have to comply with the new standards on post-closure. The NOM formally went into effect 60 days after its publication date.

PROFEPA “Clean Industry”

The Procuraduría Federal de Protección al Ambiente (the enforcement portion of Mexico's Environmental Agency, referred to as PROFEPA), administers a voluntary environmental audit program and certifies businesses with a “Clean Industry” designation if they successfully complete the audit process. The voluntary audit program was established by legislative mandate in 1996 with a directive for businesses to be certified once they meet a list of requirements including the implementation of international best practices, applicable engineering and preventative corrective measures.

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In the Environmental Audit, firms contract third-party, PROFEPA-accredited auditors, considered experts in fields such as risk management and water quality, to conduct the audit process. During this audit, called “Industrial Verification,” auditors determine if facilities are in compliance with applicable environmental laws and regulations. If a site passes, it receives designation as a “Clean Industry” and is able to utilize the Clean Industry logo as a message to consumers and the community that it fulfills its legal responsibilities. If a site does not pass, the government can close part, or all of a facility if it deems it necessary. However, PROFEPA wishes to avoid such extreme actions and instead prefers to work with the business to create an “Action Plan” to correct problem areas.

The Action Plan is established between the government and the business based on suggestions of the auditor from the Industrial Verification. It creates a time frame and specific actions a site needs to take in order to be in compliance and solve existing or potential problems. An agreement is then signed by both parties to complete the process. When a facility successfully completes the Action Plan, it is then eligible to receive the Clean Industry designation.

PROFEPA believes this program fosters a better relationship between regulators and industry, provides a green label for businesses to promote themselves and reduces insurance premiums for certified facilities. The most important aspect, however, is the assurance of legal compliance through the use of the Action Plan, a guarantee that ISO 14001 and other Environmental Management Systems cannot make.

According to Sierra, the company has initiated the PROFEPA “Clean Industry” application process for the Bolivar plant site in 2018.

20.4.3	Other Laws and Regulations

Water Resources

Water resources are regulated under the National Water Law, December 1, 1992 and its regulation, January 12, 1994 (amended by decree, December 4, 1997). In Mexico, ecological criteria for water quality is set forth in the Regulation by which the Ecological Criteria for Water Quality are Established, CE-CCA-001/89, dated December 2, 1989. These criteria are used to classify bodies of water for suitable uses including drinking water supply, recreational activities, agricultural irrigation, livestock use, aquaculture use and for the development and preservation of aquatic life. The quality standards listed in the regulation indicate the maximum acceptable concentrations of chemical parameters and are used to establish wastewater effluent limits. Ecological water quality standards defined for water used for drinking water, protection of aquatic life, agricultural irrigation and irrigation water and livestock watering are listed.

Discharge limits have been established for particular industrial sources, although limits specific to mining projects have not been developed. NOM-001-ECOL-1996, January 6, 1997, establishes maximum permissible limits of contaminants in wastewater discharges to surface water and national “goods” (waters under the jurisdiction of the CONAGUA).

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Daily and monthly effluent limits are listed for discharges to rivers used for agricultural irrigation, urban public use and for protection of aquatic life; for discharges to natural and artificial reservoirs used for agricultural irrigation and urban public use; for discharges to coastal waters used for recreation, fishing, navigation and other uses and to estuaries; and discharges to soils and to wetlands. Effluent limitations for discharges to rivers used for agricultural irrigation, for protection of aquatic life and for discharges to reservoirs used for agricultural irrigation have also been established.

Sierra constructed a water dam to provide water for use in the process plant and for domestic use (camp, cooking, etc.). SRK did not receive or review the permits related to this activity.

Ecological Resources

In 2000, the National Commission of Natural Protected Areas (CONANP) (formerly CONABIO, the National Commission for Knowledge and Use of Biodiversity) was created as a decentralized entity of SEMARNAT. As of November 2001, 127 land and marine Natural Protected Areas had been proclaimed, including biosphere reserves, national parks, national monuments, flora and fauna reserves, and natural resource reserves.

Ecological resources are protected under the Ley General de Vida Silvestre (General Wildlife Law). (NOM)-059-ECOL-2000 specifies protection of native flora and fauna of Mexico. It also includes conservation policy, measures and actions, and a generalized methodology to determine the risk category of a species.

Other laws and regulations include:

•	Forest Law, December 22, 1992, amended November 31, 2001, and the Forest Law Regulation, September 25, 1998;

•	Fisheries Law, June 25, 1992, and the Fisheries Law Regulations, September 29, 1999; and

•	Federal Ocean Law, January 8, 1986.

Regulations Specific to Mining Projects

All aspects related to Mine Safety and Occupational Health are regulated in Mexico by NOM-023-STPS 2003 issued by the Secretariat of Labor. Appendix D of this regulation refers specifically to ventilation for underground mines, such as Bolivar Mine, and establishes all the requirement underground mines should comply with, which are subject of regular inspections.

New tailings dams are subject to the requirements of NOM-141-SEMARNAT-2003, Standard that Establishes the Requirements for the Design, Construction and Operation of Mine Tailings Dams. Under this regulation, studies of hydrogeology, hydrology, geology and climate must be completed for sites considered for new tailings impoundments. If tailings are classified as hazardous under NOM-CRP-001-ECOL/93, the amount of seepage from the impoundment must be controlled if the facility has the potential to affect groundwater. Environmental monitoring of groundwater and tailings pond water quality and revegetation requirements is specified in the regulations.

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NOM-120-ECOL-1997, November 19, 1998 specifies environmental protection measures for mining explorations activities in temperate and dry climate zones that would affect xerophytic brushwood (matorral xerofilo), tropical (caducifolio) forests, or conifer or oak (encinos) forests. The regulation applies to “direct” exploration projects defined as drilling, trenching, and underground excavations. A permit from SEMARNAT is required prior to initiating activities and SEMARNAT must be notified when the activities have been completed. Development and implementation of a Supervision Program for environmental protection and consultation with CONAGUA is required if aquifers may be affected. Environmental protection measures are specified in the regulations, including materials management, road construction, reclamation of disturbance and closure of drillholes. Limits on the areas of disturbance by access roads, camps, equipment areas, drill pads, portals, trenches, etc. are specified.

20.4.4	Expropriations

Expropriation of ejido (an area of communal land mainly used for agriculture) and communal properties is subject to the provisions of agrarian laws. The Bolivar Project is subject to these provisions with respect to Ejido Piedras Verdes, in the Municipality of Urique, in the State of Chihuahua, Mexico.

20.4.5	NAFTA

Canada, the United States and Mexico participate in the North American Free Trade Agreement (NAFTA). NAFTA addresses the issue of environmental protection, but each country is responsible for establishing its own environmental rules and regulations. However, the three countries must comply with the treaties between themselves; and the countries must not reduce their environmental standards as a means of attracting trade.

20.4.6	International Policy and Guidelines

International policies and/or guidelines that may be relevant to the Bolivar Mine include:

•	International Finance Corporation (Performance Standards) – social and environmental management planning; and

•	World Bank Guidelines (Operational Policies and Environmental Guidelines).

These items were not specifically identified and included in SRK’s environmental scope of work; however, given that Sierra Metals is a Canadian entity, general corporate policy tends to be in compliance with IFC, World Bank and Equator Principles.

SRK recommends that a more comprehensive audit of the Bolivar Mine be conducted with respect to these guidelines and performance standards.

20.4.7	The Permitting Process

Environmental permits are required from various federal and state agencies. The general process for obtaining authorization to construct a new industrial facility is shown in Figure 20-1.

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Source: SRK, 2020

Figure 20-1: Construction and Start-up Authorization for Industrial Facilities

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20.4.8	Required Permits and Status

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained based on information provided by Sierra. These include the necessary Changes in Use of Soil (Land Use Change), Forest Permits, and MIA authorizations. SRK has not investigated the current status of all the required permits. Currently, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites. Sierra is currently preparing a study to comply with CONAGUA (National Water Commission) requirements to demonstrate that no impact is produced on adjacent arroyos (creeks). Information regarding the exploration and mining permits in Table 20-1 and Table 20-2 was provided by Sierra.

Table 20-1: Permit and Authorization Requirements for the Bolivar Mine

Permit	Agency	Approval Date (or anticipated Approval Date)
Mining Concession	President via the Minister of Commerce and Industrial and the General Directorate of Mines Promotion - Mexican Secretaría de Economía	See Table 20-2
Manifestación de Impacto Ambiental (MIA) - Environmental Impact Statement	Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) - Secretariat of the Environment and Natural Resources

The operating mines of the Bolivar project are exempt from having to apply for the MIA according to the document SG.IR.08-2009/191 from SEMARNAT dated May 2009 that recognizes the exception since Sierra proved that the mining concessions predated the 1988 law. Any other concession will need a MIA or prove pre-existence. The new mines of the Bolivar Project have MIA authorization document SG.IR.08-2015/271 from SEMARNAT dated October 2015.

The plant site has an MIA, document SG.IR.08-2010/106. The MIA for the power line and substation is the document number SG.IR.08-2013/004.

Análisis de Riesgo - Risk Analysis Report	Dirección Estatal de Proteccion Civil Chihuahua (with assistance from external consultant)	A risk analysis focusing on the security on the use of explosives, was conducted and approved in D.O. 901/2015. Additional studies have recently been completed, but not yet submitted to SEMARNAT.
Operating License (and Air Quality Permit)	SEMARNAT	The Bolivar Mine area has no atmospheric emissions. The Bolivar plant area has a Licencia Unica Ambiental (unique environmental license) dated October 14, 2015 and approved under SG. CA.08-2015/075.
Cambio de Uso de Suelo - Land Use Change Permit	SEMARNAT	The operating concessions in the Bolivar Project are exempt from having to apply for the Cambio de Uso de Suelo, according to the document SG.IR.08-2009/191 from SEMARNAT dated May 2009, since Sierra proved that the mining concessions existed prior to the 1988 law.
Concession Title for Underground Water Extraction	Comisión Nacional del Agua (CONAGUA) - National Water Commission)	Mine dewatering is regulated under the Mining Law and no permit is required to extract mine water. This permit was not found.
Authorization for Utilization of National Surface Water	CONAGUA	For decades, new water appropriations in the area have been under moratorium; which was recently lifted by CONAGUA. Sierra has applied for new water appropriations.
Wastewater Discharge Permit	CONAGUA

For the Bolivar Mine offices, there is a title permit BOO.906.01-1341 dated June 21, 2015.

For the Bolivar plant, there are documents No B00.E.22.4.-420 and No B00.906.01-1340 dated June 21, 2015. The following permits were found Dec 2019:

- 02CHI141178/34EMDL15

- 02CHI141179/34EMDL16

- 03CHI141277/10EMDL16

Hazardous Waste Registration	SEMARNAT	The last update to this registration is dated September 18, 2015. The site reviews annually to determine if additional updates are necessary.
Explosives Use Permit	Secretaría de la Defensa Nacional (SEDENA)	Updated permit from January 1 to December 31, 2020. Permit was issued 1 January 2020.
Archeological release letter	Instituto Nacional de Antropologia y Historia (INAH)	Updated in November 2013. No sites of interest for the INAH
Contract for Land Use	Local Ejido	The original contract was updated January 28, 2015.

Source: Sierra, 2020

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Table 20-2: Bolivar Project Concessions

Holding Company	Name	Type	Area	File No.	Title No.	Enrolled	Expiry
Sierra Mexicana (DBM)	La Cascada	Exploration	1,944.33	016/32259	222720	8/27/2004	8/26/2054
Javier Bencomo Muñoz 50%, DBM 50%	Bolivar III	Exploitation	48.00	321.1/1-64	180659	7/14/1987	7/13/2037
Javier Bencomo Muñoz 50%, DBM 50%	Bolivar IV	Exploitation	50.00	321.1/1-118	195920	9/23/1992	9/22/2042
Sierra Mexicana	Piedras Verdes	Exploration	92.4698	016/31958	220925	10/28/2003	10/27/2053
Sierra Mexicana	Mezquital	Exploration	2,475.41	016/32157	223019	10/5/2004	10/4/2054
Sierra Mexicana	Mezquital Fracc. 1	Exploration	4.73	016/32157	223020	10/5/2004	04/10/2054
Sierra Mexicana	Mezquital Fracc. 2	Exploration	2.4338	016/32157	223021	10/5/2004	10/4/2054
Sierra Mexicana	Mezquital Fracc. 3	Exploration	974.5713	016/32157	223022	10/5/2004	10/4/2054
Sierra Mexicana	El Gallo	Exploration	251.7977	016/32514	224112	4/8/2005	4/7/2055
Sierra Mexicana	La Mesa	Exploration	718.95	016/32556	223506	1/12/2005	1/11/2055
EXMIN, S.A. DE C.V.	Moctezuma	Exploitation	67.4364	1/1/01432	226218	01/12/2005	01/12/2055
EXMIN, S.A. DE C.V.	San Guillermo	Exploration	96.0000	099/02161	196862	13/08/1993	12/08/2043

Source: Sierra Metals, 2020

20.4.9	MIA and CUS Authorizations

In 2009, SEMARNAT agreed that an MIA for the Bolivar Mine was not necessary since the area has been under exploration and exploitation since 1979; however, Sierra was still subject to the applicable environmental regulations according to article 29 of the LGEEPA. Additionally, if modifications to the existing operation were proposed, SEMARNAT would need to be consulted to determine the appropriate procedures for authorization.

In a resolution between SEMARNAT Chihuahua (Brenda Ríos Prieto) and Sierra MEXICANA (Arturo Valles Chávez) dated October 2015, the agency conditionally authorized the Bolivar Mine consisting of opening five (5) shafts for underground mines, 11 boreholes, waste dumps, material stock yard, tailings dam, and infrastructure construction (roads, substation, dining room, electricity distribution line, two (2) explosives magazines and temporary waste storage based on the information presented in the Environmental Impact Manifestation (Manifestacion de Impacto Ambiental (MIA)) submitted in August 2015.

The area covered by the Land Use Change (Cambio de Uso de Suelo (CUS)) is 9.7570 Hectares (24.11 acres) and the total construction area is 11.448 Hectares (28.28 acres).

The resolution has a validity of 15 years and can be renewed through an advance request to SEMARNAT, accompanied by a verification issued by PROFEPA.

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20.5	Social Management Planning and Community Relations

As part of the project review by SEMARNAT, the MIA document was made available to the public for review and comment prior to the issuance of the conditional authorization. SRK is not aware of any other public consultation or stakeholder engagement activities on the part of Sierra.

Dust on surface roadways between the mine and the plant location has been a challenge and the mine has been using two water trucks to keep the dust under control; however, due to the evaporative levels in Chihuahua, this system of dust control is not particularly efficient. According to Sierra, a new dust control strategy is being developed using clay/silt soil, which is currently undergoing on-site trials.

20.6	Closure and Reclamation Plan

Current regulations in México require that a preliminary closure program be included in the MIA and a definite program be developed and submitted to the authorities during the operation of the mine (generally accepted as three years into the operation). These closure plans tend to be conceptual and typically lack much of the detail necessary to develop an accurate closure cost estimate. However, Sierra has attempted to prescribe the necessary closure activities for the operation. In February 2017, Treviño Asociados Consultores presented to Sierra, a work breakdown of the anticipated tasks for closure and reclamation of the Bolivar Mine (Table 20-3).

Table 20-3: Bolivar Mine - Estimated Cost of Reclamation and Closure of the Mine

Closure Activity	Cost MXN$
Waste Rock Piles (regrading, soil preparation, revegetation) (2 ha)	105,430
Exploration Drill Pads (remove contaminated soils, soil preparation, revegetation, erosion control) (4Ha)	48,300
Roads (Border reconstruction, ditches, revegetation) (8 ha)	96,600
Building Demolition (camps, plant, mill – dismantle, remove, soil remediation, soil preparation, revegetation)	7,653,250
Tailings Impoundment (regrading, soil cover and preparation, revegetation) (6ha)	316,020
Power Line Corridor (soil preparation, revegetation) (12 ha)	62,218
Power Line Removal (850 poles; 12.64 km cable)	977,500
Total (MXN)	$9,259,318
Total (US$) (1)	$475,324

Source: Sierra Metals, 2020

(1)	Based on exchange rate of US$1 = MXN$19.48 (February 27, 2020)

SRK’s scope of work did not include an assessment of the veracity of this closure cost estimate; however, based on projects of similar nature and size within México, the estimate appears low in comparison. SRK recommends that Sierra conduct an outside review of this estimate, with an emphasis on benchmarking against other projects in northern México.

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While México requires the preparation of a reclamation and closure plan, as well as a commitment on the part of the operator to implement the plan, no financial surety (bonding) has thus far been required of mining companies. Environmental damages, if not remediated by the owner/operator, can give rise to civil, administrative and criminal liability, depending on the action or omission carried out. PROFEPA is responsible for the enforcement and recovery for those damages, or any other person or group of people with an interest in the matter. Also, recent reforms introduced class actions to demand environmental responsibility from damage to natural resources.

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21	Capital and Operating Costs

Capital and operating cost estimates for the underground mining were prepared by Sierra Metals’ technical team to support the proposed mine plans based on six different production rates.

21.1	Capital Cost (Capex)

Sierra Metals’ technical team prepared an estimate of capital required to sustain the mining and processing operations. This capital estimate is broken down into the following main areas:

•	Mine development

•	Ventilation

•	Equipment

•	Infill drilling and exploration

•	Plant

•	Paste backfill plant

•	TSF

•	Mine closure

Mine development is related to any underground mine development that is capitalized. The cost estimate is based on site specific data from Bolivar.

Equipment sustaining cost includes the capital to maintain and replace mine equipment, while plant and TSF sustaining capital accounts for the expansion of the TSF. Additional capital costs have been included to account for plant improvements.

Exploration capital will be used in the exploration of future mining opportunities within the company’s mining and exploration concessions.

The capital cost includes the construction of a paste backfill plant. The plant will use dewatered mill tailings, combined with cement, which is mixed to a specific viscosity in a continuous mixer and then pumped underground to the stopes.

21.2	Operating cost (Opex)

Sierra Metals’ technical team prepared operating cost estimates using site specific data and historical operating costs. The costs were broken down into four main areas:

•	Mine

•	Plant

•	G&A

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•	Paste backfill

The cost of the paste backfill was estimated based on benchmarking of projects and underground mines that operate with this type of fill.

Table 21-1 through Table 21-14 show the capital and operating cost estimates for the seven production rate scenarios proposed in this PEA report.

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Table 21-1: Opex Estimate at 5,000 Tonnes/Day (US$)

Opex Total	Total [kUS$]	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Mine	512,790	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	22,083	4,884
Plant	259,792	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	11,188	2,474
G&A	78,009	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	3,359	743
Backfill	145,984				7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	7,219	1,597
Total	996,574	36,630	36,630	36,630	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	43,849	9,697

Source: Sierra Metals, 2020

Table 21-2: Capex Estimate at 5,000 Tonnes/Day (US$)

Capex Total	Total [kUS$]	2,020	2,021	2,022	2,023	2,024	2,025	2,026	2,027	2,028	2,029	2,030	2,031	2,032	2,033	2,034	2,035	2,036	2,037	2,038	2,039	2,040	2,041	2,042	2,043
Development Sustaining	88,399	3,807	5,307	4,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	3,807	2,807	2,307	842
Ventilation Sustaining	4,588	198	298	298	198	198	198	198	198	198	198	198	198	198	198	198	198	198	198	198	198	198	98	98	44
Development tunnel Growth	5,852	566	1,807	1,233	1,407	840
Equipment Sustaining	46,100		1,500	3,600	2,600	2,100	1,000	2,500	2,000	2,600	2,100	2,600	2,500	2,000	1,000	2,100	2,600	4,100	2,000	1,000	500	2,600	3,100
Exploration Sustaining	18,800	1,200	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800	800
Exploration Growrh	35,897	1,397	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Backfill Plant	17,226			17,226
Plants Sustainig	13,940	1,140	1,800	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500	500
Ampliación Planta Growth
Instalation of tails storage facility (TSF)	5,369	1,369	4,000
TSF Growth PEA Growth	1,380	60	660	660
Studies	2,274	1,274	1,000
Closure	5,000																								5,000
Total	244,825	11,010	18,672	30,623	10,811	9,744	7,804	9,304	8,804	9,404	8,904	9,404	9,304	8,804	7,804	8,904	9,404	10,904	8,804	7,804	7,304	9,404	8,804	5,204	7,886

Source: Sierra Metals, 2020

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Table 21-3: Opex Estimate at 7,000 Tonnes/Day (US$) (7,000 tpd in 2024)

Opex Total	Total [kUS$]	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Mine	472,036	22,083	22,083	22,083	22,083	27,948	27,948	27,948	27,948	27,948	27,948	27,948	27,948	27,948	27,948	27,948	27,948	27,948	20,385
Plant	242,443	11,188	11,188	11,188	11,188	14,399	14,399	14,399	14,399	14,399	14,399	14,399	14,399	14,399	14,399	14,399	14,399	14,399	10,503
G&A	73,397	3,359	3,359	3,359	3,359	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	3,185
Backfill	128,510				7,219	8,834	8,834	8,834	8,834	8,834	8,834	8,834	8,834	8,834	8,834	8,834	8,834	8,834	6,444
Total	916,385	36,630	36,630	36,630	43,849	55,548	55,548	55,548	55,548	55,548	55,548	55,548	55,548	55,548	55,548	55,548	55,548	55,548	40,517

Source: Sierra Metals, 2020

Table 21-4: Capex Estimate at 7,000 Tonnes/Day (US$) (7,000 tpd in 2024)

Capex Total	Total [kUS$]	2,020	2,021	2,022	2,023	2,024	2,025	2,026	2,027	2,028	2,029	2,030	2,031	2,032	2,033	2,034	2,035	2,036	2,037
Development Sustaining	89,876	3,807	5,307	5,807	8,907	5,330	5,330	5,330	5,330	5,330	5,330	5,330	5,330	5,330	5,330	5,330	5,330	2,084	10
Ventilation Sustaining	4,588	198	298	338	358	277	277	277	277	277	277	277	277	277	277	277	177	127	52
Development tunnel Growth	5,852	566	1,807	1,233	1,407	840	-	-	-	-	-	-	-	-	-	-	-	-	-
Equipment Sustaining	42,600	-	1,500	4,100	3,600	5,000	-	2,500	2,500	3,600	2,600	4,000	2,000	3,000	2,000	2,600	1,600	2,000	-
Exploration Sustaining	18,800	1,200	800	1,120	1,120	1,120	1,120	1,120	1,120	1,120	1,120	1,120	1,120	1,120	1,120	1,120	1,120	1,120	-
Exploration Growrh	35,897	1,397	1,500	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	-
Backfill Plant	20,547	-	-	20,547	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Plants Sustainig	13,940	1,140	1,800	500	500	714	714	714	714	714	714	714	714	714	714	714	714	714	714
Ampliación Planta Growth	22,500	-	-	11,250	11,250	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Instalation of tails storage facility (TSF)	5,369	1,369	4,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TSF Growth PEA Growth	1,380	60	660	660	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Studies	2,274	1,274	1,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Closure	5,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,000
Total	268,624	11,010	18,672	47,755	29,341	15,480	9,640	12,140	12,140	13,240	12,240	13,640	11,640	12,640	11,640	12,240	11,140	8,244	5,776

Source: Sierra Metals, 2020

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Table 21-5: Opex Estimate at 10,000 Tonnes/Day (US$) (10,000 tpd in 2024)

Opex Total	Total [kUS$]	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Mine	433,099	22,083	22,083	22,083	22,083	35,874	35,874	35,874	35,874	35,874	35,874	35,874	35,874	35,874	21,904
Plant	225,578	11,188	11,188	11,188	11,188	18,815	18,815	18,815	18,815	18,815	18,815	18,815	18,815	18,815	11,488
G&A	55,409	3,359	3,359	3,359	3,359	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	2,667
Backfill	112,383	-	-	-	7,219	10,942	10,942	10,942	10,942	10,942	10,942	10,942	10,942	10,942	6,681
Total	826,469	36,630	36,630	36,630	43,849	69,999	69,999	69,999	69,999	69,999	69,999	69,999	69,999	69,999	42,740

Source: Sierra Metals, 2020

Table 21-6: Capex Estimate at 10,000 Tonnes/Day (US$) (10,000 tpd in 2024)

Capex Total	Total [kUS$]	2,020	2,021	2,022	2,023	2,024	2,025	2,026	2,027	2,028	2,029	2,030	2,031	2,032	2,033
Development Sustaining	89,940	3,807	5,307	7,807	11,607	7,614	7,614	7,614	7,614	7,614	7,614	7,614	7,614	424	80
Ventilation Sustaining	4,588	198	298	348	448	395	395	395	395	395	395	395	245	195	91
Development tunnel Growth	5,852	566	1,807	1,233	1,407	840
Equipment Sustaining	41,200		2,500	5,100	4,600	4,500	4,200	500	3,000	7,000	3,700	2,600	500	3,000
Exploration Sustaining	18,800	1,200	800	1,527	1,527	1,527	1,527	1,527	1,527	1,527	1,527	1,527	1,527	1,527
Exploration Growrh	35,897	1,397	1,500	2,000	3,000	3,000	3,250	3,250	3,250	3,250	3,000	3,000	3,000	3,000
Backfill plant	24,884			24,884
Plants Sustainig	13,940	1,140	1,800	500	500	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Ampliación Planta Growth	67,500			33,750	33,750
Instalation of tails storage facility (TSF)	5,369	1,369	4,000
TSF Growth PEA Growth	1,380	60	660	660
Studies	2,274	1,274	1,000
Closure	5,000														5,000
Total	316,624	11,010	19,672	77,808	56,839	18,876	17,986	14,286	16,786	20,786	17,236	16,136	13,886	9,146	6,171

Source: Sierra Metals, 2020

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Table 21-7: Opex Estimate at 10,000 Tonnes/Day (US$) (10,000 tpd in 2026)

Opex Total	Total [kUS$]	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Mine	438,771	22,083	22,083	22,083	22,083	27,948	27,948	35,874	35,874	35,874	35,874	35,874	35,874	35,874	35,874	7,554
Plant	228,035	11,188	11,188	11,188	11,188	14,399	14,399	18,815	18,815	18,815	18,815	18,815	18,815	18,815	18,815	3,962
G&A	58,030	3,359	3,359	3,359	3,359	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	920
Backfill	114,732				7,219	8,834	8,834	10,942	10,942	10,942	10,942	10,942	10,942	10,942	10,942	2,304
Total	839,567	36,630	36,630	36,630	43,849	55,548	55,548	69,999	69,999	69,999	69,999	69,999	69,999	69,999	69,999	14,740

Source: Sierra Metals, 2020

Table 21-8: Capex Estimate at 10,000 Tonnes/Day (US$) (10,000 tpd in 2026)

Capex Total	Total [kUS$]	2,020	2,021	2,022	2,023	2,024	2,025	2,026	2,027	2,028	2,029	2,030	2,031	2,032	2,033	2,034
Development Sustaining	91,770	3,807	5,307	5,807	8,907	7,830	9,830	7,614	7,614	7,614	7,614	7,614	7,614	2,114	2,064	424
Ventilation Sustaining	4,588	198	298	338	358	397	467	395	395	395	395	345	235	155	145	73
Development tunnel Growth	5,852	566	1,807	1,233	1,407	840
Equipment Sustaining	42,600		2,500	5,100	4,600	4,500	2,600	2,900	3,000	3,000	4,500	2,600	2,900	2,200	2,200
Exploration Sustaining	18,800	1,200	800	1,120	1,120	1,527	1,527	1,438	1,438	1,438	1,438	1,438	1,438	1,438	1,438
Exploration Growrh	35,897	1,397	1,500	2,200	2,200	2,860	2,860	2,860	2,860	2,860	2,860	2,860	2,860	2,860	2,860
Backfill Plant	24,884			24,884
Plants Sustainig	13,940	1,140	1,800	500	500	714	714	952	952	952	952	952	952	952	952	952
Ampliación Planta Growth	67,500				25,000	25,000	17,500
Instalation of tails storage facility (TSF)	5,369	1,369	4,000
TSF Growth PEA Growth	1,380	60	660	660
Studies	2,274	1,274	1,000
Closure	5,000															5,000
Total	319,854	11,010	19,672	41,841	44,091	43,668	35,498	16,159	16,259	16,259	17,759	15,809	15,999	9,719	9,660	6,450

Source: Sierra Metals, 2020

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Table 21-9: Opex Estimate at 12,000 Tonnes/Day (US$) (12,000 tpd in 2024)

Opex Total	Total [kUS$]	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Mine	414,747	22,083	22,083	22,083	22,083	40,757	40,757	40,757	40,757	40,757	40,757	40,757	39,814	1,303
Plant	217,521	11,188	11,188	11,188	11,188	21,572	21,572	21,572	21,572	21,572	21,572	21,572	21,073	689
G&A	48,414	3,359	3,359	3,359	3,359	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,266	140
Backfill	104,987				7,219	12,207	12,207	12,207	12,207	12,207	12,207	12,207	11,925	390
Total	785,669	36,630	36,630	36,630	43,849	78,904	78,904	78,904	78,904	78,904	78,904	78,904	77,078	2,522

Source: Sierra Metals, 2020

Table 21-10: Capex Estimate at 12,000 Tonnes/Day (US$) (12,000 tpd in 2024)

Capex Total	Total [kUS$]	2,020	2,021	2,022	2,023	2,024	2,025	2,026	2,027	2,028	2,029	2,030	2,031	2,032
Development Sustaining	91,259	3,807	5,307	7,807	13,057	9,136	9,136	9,136	9,136	9,136	9,136	5,136	1,035	292
Ventilation Sustaining	4,588	198	298	348	448	474	474	474	474	474	474	324	113	15
Development tunnel Growth	5,852	566	1,807	1,233	1,407	840
Equipment Sustaining	43,600		2,500	5,100	4,600	6,900	5,000	500	3,000	7,000	4,500	1,000	500	3,000
Exploration Sustaining	18,800	1,200	800	1,680	1,680	1,680	1,680	1,680	1,680	1,680	1,680	1,680	1,680
Exploration Growrh	35,897	1,397	1,500	2,000	3,000	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Backfill Plant	29,646			29,646
Plants Sustainig	13,940	1,140	1,800	500	500	1,102	1,102	1,102	1,102	1,102	1,143	1,143	1,102	1,102
Ampliación Planta Growth	97,500			48,750	48,750
Instalation of tails storage facility (TSF)	5,369	1,369	4,000
TSF Growth PEA Growth	1,380	60	660	660
Studies	2,274	1,274	1,000
Closure	5,000													5,000
Total	355,105	11,010	19,672	97,723	73,441	23,632	20,893	16,393	18,893	22,893	20,434	12,784	7,930	9,409

Source: Sierra Metals, 2020

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Table 21-11: Opex Estimate at 12,000 Tonnes/Day (US$) (12,000 tpd in 2026)

Opex Total	Total [kUS$]	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Mine	423,093	22,083	22,083	22,083	22,083	27,948	27,948	40,757	40,757	40,757	40,757	40,757	40,757	34,323
Plant	221,151	11,188	11,188	11,188	11,188	14,399	14,399	21,572	21,572	21,572	21,572	21,572	21,572	18,167
G&A	52,053	3,359	3,359	3,359	3,359	4,367	4,367	4,367	4,367	4,367	4,367	4,367	4,367	3,678
Backfill	108,413				7,219	8,834	8,834	12,207	12,207	12,207	12,207	12,207	12,207	10,280
Total	804,711	36,630	36,630	36,630	43,849	55,548	55,548	78,904	78,904	78,904	78,904	78,904	78,904	66,449

Source: Sierra Metals, 2020

Table 21-12: Capex Estimate at 12,000 Tonnes/Day (US$) (12,000 tpd in 2026)

Capex Total	Total [kUS$]	2,020	2,021	2,022	2,023	2,024	2,025	2,026	2,027	2,028	2,029	2,030	2,031	2,032
Development Sustaining	93,792	3,807	5,307	5,807	8,907	8,330	11,330	9,136	9,136	9,136	9,136	5,336	4,764	3,660
Ventilation Sustaining	4,588	198	298	338	358	427	497	474	474	474	374	259	259	159
Development tunnel Growth	5,852	566	1,807	1,233	1,407	840
Equipment Sustaining	43,600		2,500	5,100	4,600	6,900	5,000	500	3,000	7,000	4,500	1,000	500	3,000
Exploration Sustaining	18,800	1,200	800	1,120	1,120	1,680	1,680	1,868	1,868	1,867	1,866	1,866	1,864
Exploration Growrh	35,897	1,397	1,500	2,200	2,200	3,200	3,200	3,200	3,200	3,200	3,200	3,200	3,200	3,000
Backfill Plant	29,646			29,646
Plants Sustainig	13,941	1,140	1,800	500	500	714	714	1,225	1,225	1,225	1,225	1,225	1,222	1,225
Ampliación Planta Growth	97,500				37,500	37,500	22,500
Instalation of tails storage facility (TSF)	5,369	1,369	4,000
TSF Growth PEA Growth	1,380	60	660	660
Studies	2,274	1,274	1,000
Closure	5,000													5,000
Total	357,639	11,010	19,672	46,603	56,591	59,590	44,920	16,404	18,904	22,903	20,302	12,887	11,810	16,044

Source: Sierra Metals, 2020

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Table 21-13: Opex Estimate at 15,000 Tonnes/Day (US$) (15,000 tpd in 2024)

Opex Total	Total [kUS$]	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Mine	393,612	22,083	22,083	22,083	22,083	47,648	47,648	47,648	47,648	47,648	47,648	19,395
Plant	208,147	11,188	11,188	11,188	11,188	25,502	25,502	25,502	25,502	25,502	25,502	10,381
G&A	41,419	3,359	3,359	3,359	3,359	4,367	4,367	4,367	4,367	4,367	4,367	1,778
Backfill	96,638	-	-	-	7,219	13,956	13,956	13,956	13,956	13,956	13,956	5,681
Total	739,815	36,630	36,630	36,630	43,849	91,474	91,474	91,474	91,474	91,474	91,474	37,234

Source: Sierra Metals, 2020

Table 21-14: Capex Estimate at 15,000 Tonnes/Day (US$) (15,000 tpd in 2024)

Capex Total	Total [kUS$]	2,020	2,021	2,022	2,023	2,024	2,025	2,026	2,027	2,028	2,029	2,030
Development Sustaining	88,399	3,807	5,307	9,807	15,807	11,420	11,420	11,420	11,420	5,420	1,420	1,149
Ventilation Sustaining	4,588	198	298	348	548	593	593	593	593	393	293	141
Development tunnel Growth	5,852	566	1,807	1,233	1,407	840
Equipment Sustaining	54,700		2,500	5,100	6,600	16,600	7,400	2,000	7,500	7,000
Exploration Sustaining	18,800	1,200	800	2,100	2,100	2,100	2,100	2,100	2,100	2,100	2,100
Exploration Growrh	35,897	1,397	1,500	2,500	3,500	4,500	4,500	4,500	4,500	4,500	4,500
Backfill Plant	29,646			29,646
Plants Sustainig	13,940	1,140	1,800	500	500	1,429	1,429	1,429	1,429	1,429	1,429	1,429
Ampliación Planta Growth	142,500			71,250	71,250
Instalation of tails storage facility (TSF)	5,369	1,369	4,000
TSF Growth PEA Growth	1,380	60	660	660
Studies	2,274	1,274	1,000
Closure	5,000											5,000
Total	408,345	11,010	19,672	123,143	101,711	37,482	27,442	22,042	27,542	20,842	9,742	7,719

Source: Sierra Metals, 2020

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22	Economic Analysis

The economic analysis for this PEA was prepared by Sierra Metals and reviewed by SRK. The analysis is based on Mineral Resources only and includes Inferred Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and should be supported at least by a pre-feasibility study. This PEA is preliminary in nature and there is no certainty that the results of the PEA will be realized.

As explained in Section 19, the commodity prices used in the economic analysis include the following:

Table 22-1: Commodity Price Forecast by Year

Metal	Unit	2020	2021	2022	2023	Long Term (LT)
Au	$/oz	1,755	1,907	1,782	1,737	1,541
Ag	$/oz	19.83	24.12	22.22	22.47	20.0
Cu	$/lb	2.65	2.86	2.89	2.93	3.05
Pb	$/lb	0.82	0.87	0.89	0.90	0.91
Zn	$/lb	0.94	0.99	1.04	1.04	1.07

Source: CIBC

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In addition to the prices listed above in Table 22-1, the following NSR factors (Table 22-2: NSR Factors) and economic factors (Table 22-3) were also used in the economic analysis:

Table 22-2: NSR Factors

Process Recoveries*
Cu	%	88
Ag	%	78.7
Au	%	62.43
Concentrate Grades
Cu	%	25
Ag	g/t	570
Au	g/t	6.8
Moisture content	%	8
Freight, Insurance and Marketing
Transport losses	%	0.5
Transportation	US$/wmt	42
Port	US$/wmt	9
Load	US$/wmt	40
Marketing	US$/dmt	10
Insurances	US$/wmt	10
Total	US$/dmt	102.92
Smelter Terms
Cu payable	%	96
Ag payable	%	90
Au payable	%	92
Cu minimum deduction	%	1
Ag minimum deduction	oz/t	0
Au minimum deduction	oz/t	0
Treatment Charges/Refining Charges (TC/RC)
Cu Concentrate TC	US$/dmt	69.00
Cu Refining charge	US$/lb Cu	0.069
Cu Refining cost	US$/t Cu	152.12
Cu Price Participation	US$/dmt	0
Average Penalties	US$/dmt	10
Ag Refining charge	US$/oz	0.35
Au Refining charge	US$/oz	6
Total treatment cost	US$/t Cu	727.68
Total cost of sales	US$/t Cu	879.80
Net Smelter Return Factors
Cu	US$/t/%	48.8171
Ag	US$/t/g/t	0.4444
Au	US$/t/g/t	28.1940

Source: Sierra Metals, 2020

* NI 43-101 Technical Report (SRK Consulting (Canada) Inc. May 8, 2020)

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Other economic factors and assumptions used in the economic analysis include:

Table 22-3: Economic Factors

Measure	Unit	Value
Discount Rate	%	8.0
LOM Average grade - Au	g/t	0.19
LOM Average grade – Ag	g/t	13.56
LOM Average grade - Cu	%	0.72
Ordinary Mining Entitled Royalty	US$/year	220,000
Extraordinary Mining Entitled Royalty (applied to precious metals)%		0.5
Variable Special Mining Royalty	US$/year	Depends on operating margin
Tax Rate	%	30.0

Source: Sierra Metals, 2020

Numbers are presented on a 100% ownership basis and do not include financing costs

The economic analysis is based on mine schedule, CAPEX and OPEX estimation, and price assumptions detailed above.

Table 22-4 shows the results of the economic evaluations for the production rates evaluated in this PEA using the metal prices in Table 22-1 sourced from CIBC Consensus September 30, 2020. The production rate option of 15,000 tpd (2024) has the highest post tax NPV with respect to the other options and both the 10,000 tpd (2024) and 12,000 tpd (2024) options have better returns than their 2026 counterparts.

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Table 22-4: Summary Economic Evaluation

Summary Economic Evaluation
Description	5 KTPD	7 KTPD (2024)	10 KTPD (2024)	10 KTPD (2026)	12 KTPD (2024)	12 KTPD (2026)	15 KTPD (2024)	Unit
Life of mine	24	18	14	15	13	13	11	Years
Market Prices (Long Term)
Gold	1,541	1,541	1,541	1,541	1,541	1,541	1,541	$/oz
Silver	20.00	20.00	20.00	20.00	20.00	20.00	20.00	$/oz
Copper	3.05	3.05	3.05	3.05	3.05	3.05	3.05	$/lb
Net Sales
Gold	233,617	233,617	233,617	233,617	233,617	233,617	233,617	k$
Silver	265,316	265,316	265,316	265,316	265,316	265,316	265,316	k$
Copper	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	1,680,297	k$
Gross Revenue	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	2,179,230	k$
Charges for treatment, refining, impurities	172,461	172,461	172,461	172,461	172,461	172,461	172,461	k$
Gross Revenue After Selling and Treatment Costs	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	2,006,769	k$
Royalties and Mining Permits	83,539	88,233	94,097	93,335	96,937	95,509	99,936	k$
Gross Revenue After All Costs	1,923,230	1,918,536	1,912,672	1,913,435	1,909,832	1,911,260	1,906,833	k$
Operating Costs
Mine	512,790	472,036	433,099	438,771	414,747	423,093	393,612	k$
Plant	259,792	242,443	225,578	228,035	217,521	221,151	208,147	k$
G&A	78,009	73,397	55,409	58,030	48,414	52,053	41,419	k$
Back Fill	145,984	128,510	112,383	114,732	104,987	108,413	96,638	k$
Total Operating	996,574	916,385	826,469	839,567	785,669	804,711	739,815	k$
EBITDA	926,656	1,002,151	1,086,203	1,073,867	1,124,163	1,106,550	1,167,018	k$
LoM Capital + Sustaining Capital	244,825	268,624	316,624	319,854	355,105	357,639	408,345	k$
Working Capital	18,849	18,276	18,146	18,696	18,950	17,566	18,146	k$
Income Taxes	(209,021)	(220,058)	(230,874)	(230,410)	(242,044)	(224,673)	(230,807)	k$
Cash flow before Taxes	662,982	715,251	751,433	735,317	750,108	731,344	740,527	k$
Cash flow after Taxes	453,961	495,193	520,559	504,908	508,064	506,671	509,720	k$
Post Tax NPV @ 5%	282,882	320,898	350,787	334,178	349,978	336,798	354,455	k$
Post Tax NPV @ 8%	225,191	256,236	282,546	267,228	284,080	268,832	288,105	k$
Post Tax NPV @ 10%	197,271	223,529	246,605	232,484	248,693	233,214	252,002	k$

Source: Sierra Metals, 2020

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A sensitivity analysis of the Post Tax NPV vs Tonnes Per Day throughput is shown in Figure 22-1.

Source: Sierra Metals, 2020

Note: 5,000 tpd (base case), 7,000 tpd, 10,000 tpd (2024), 12,000 tpd (2024), 15,000 tpd are shown

Figure 22-1: Sensitivity Analysis – Post Tax NPV vs TPD

Table 22-5: Incremental Post Tax NPV and IRR

Production Rates	Post Tax NPV US$	Post Tax IRR %
7ktpd - 5ktpd	31,044,119	29.21%
10ktpd (2024) - 5ktpd	57,354,818	27.87%
10ktpd (2024) - 7ktpd	26,310,699	26.83%
12ktpd (2024) - 5ktpd	58,888,188	26.63%
12ktpd (2024) - 7ktpd	27,844,069	25.20%
12ktpd (2024) - 10ktpd (2024)	1,533,370	5.75%
15ktpd - 5ktpd	62,914,037	24.84%
15ktpd - 7ktpd	31,869,917	23.03%
15ktpd - 10ktpd (2024)	5,559,219	18.31%
15ktpd - 12ktpd (2024)	4,025,848	16.84%

Source: Sierra Metals, 2020

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As seen in Table 22-13, the incremental benefit generated by increasing the production rate from 5,000 tpd to 10,000 tpd is very significant with an incremental post tax NPV of US$ 57.4 M and an incremental post tax IRR of 28%. However, the incremental benefit generated by increasing the production rate to 12,000 tpd or 15,000 tpd is far less significant and given that trebling the production rate can potentially present significant operational challenges, Sierra Metals has therefore selected the 10,000 tpd (2024) production rate as the preferred option.

The 10,000 tpd (2024) proposed mine plan requires a capital requirement (initial and sustaining) of US$ 317 M over the life of mine; efficiencies associated with higher throughputs are expected to drive a reduction in operating costs on a per tonne basis. This PEA indicates a post tax NPV (8%) at 10,000 tpd (in 2024) of US$ 283 M. Total operating cost for the life of mine is US$ 827 M, equating to a total operating cost of US$ 19.77 per tonne milled and US$ 1.16 per pound copper equivalent.

Not included in the economic analysis is the potential sale of magnetite. Sierra Metals is currently studying this potential development and believes that doing so could result in the following outcomes:

1.	Reduction of overall tailings management costs (less tailings to be handled and stored, reduced tailings storage development capital);

2.	Impact on future closure costs (reduced closure costs); and

3.	Impact on revenue (increased sales revenue).

A sensitivity analysis was performed for each of the seven production plans in order to analyze the impact of the change on the main drivers; operating cost, gross income, cost of capital, Cu grade, Ag grade and Au grade. This is shown in Table 22-6 :Sensitivity Analysis NPV – 5,000 Tonnes/Day (US$) to Table 22-12 and is shown graphically in Figure 22-2 to Figure 22-15.

Figure 22-6 shows the sensitivity analysis for the 10,000 tpd (2024) production rate, the preferred production rate option for Sierra Metals. The figure shows the relative sensitivity of the Bolivar Mine’s economics to changes in the metal grades (Cu, Au, Ag), operating and capital costs, and gross income. The project is most sensitive to changes in gross income and the grade of copper, moderately sensitive to changes in operating and capital costs, and relatively insensitive to changes in the grades of gold and silver. As the project is slightly more sensitive to changes in operating costs than capital costs, capital increases which can reduce operating costs should increase project value.

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Table 22-6: Sensitivity Analysis NPV – 5,000 Tonnes/Day (US$)

Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
OPEX	310,036,251	281,754,655	253,473,058	225,191,462	196,909,866	168,628,270	140,346,674
CAPEX	264,030,069	251,083,867	238,137,664	225,191,462	212,245,260	199,299,058	186,352,856
Gross Income	35,437,009	99,200,219	162,195,841	225,191,462	288,187,084	351,182,705	414,178,327
Cu%	93,878,308	137,649,359	181,420,411	225,191,462	268,962,514	312,733,565	356,504,616
Ag g/t	201,341,786	209,291,678	217,241,570	225,191,462	233,141,354	241,091,246	249,041,138
Au g/t	206,777,846	212,915,718	219,053,590	225,191,462	231,329,334	237,467,207	243,605,079

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 22-2: Sensitivity Analysis – 5,000 tpd

Source: Sierra Metals, 2020

Figure 22-3: Sensitivity NPV Vs Discount Rate – 5,000 tpd

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Table 22-7: Sensitivity Analysis NPV – 7,000 Tonnes/Day (US$)

Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
OPEX	352,629,468	320,498,173	288,366,877	256,235,581	224,104,286	191,972,990	159,841,694
CAPEX	306,904,338	290,014,753	273,125,167	256,235,581	239,345,996	222,456,410	205,566,824
Gross Income	41,730,165	113,785,257	185,189,506	256,235,581	327,281,656	398,327,732	469,373,807
Cu%	107,795,780	157,514,083	206,874,832	256,235,581	305,596,330	354,957,080	404,317,829
Ag g/t	229,850,466	238,645,505	247,440,543	256,235,581	265,030,620	273,825,658	282,620,697
Au g/t	234,903,358	242,014,099	249,124,840	256,235,581	263,346,323	270,457,064	277,567,805

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 22-4: Sensitivity Analysis – 7,000 tpd

Source: Sierra Metals, 2020

Figure 22-5: Sensitivity NPV Vs Discount Rate – 7,000 tpd

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Table 22-8: Sensitivity Analysis NPV – 10,000 Tonnes/Day (US$) (10,000 tpd in 2024)

Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
OPEX	372,477,890	342,500,687	312,523,484	282,546,280	252,569,077	222,591,873	192,614,670
CAPEX	349,778,889	327,368,020	304,957,150	282,546,280	260,135,410	237,724,541	215,313,671
Gross Income	45,268,023	124,959,674	203,904,686	282,546,280	361,187,874	439,829,468	518,471,062
Cu%	118,335,680	173,296,127	227,921,203	282,546,280	337,171,357	391,796,433	446,421,510
Ag g/t	253,778,841	263,367,987	272,957,134	282,546,280	292,135,426	301,724,573	311,313,719
Au g/t	258,419,716	266,461,904	274,504,092	282,546,280	290,588,468	298,630,656	306,672,844

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 22-6: Sensitivity Analysis – 10,000 tpd in 2024

Source: Sierra Metals, 2020

Figure 22-7: Sensitivity NPV Vs Discount Rate – 10,000 tpd in 2024

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Table 22-9: Sensitivity Analysis NPV – 10,000 Tonnes/Day (US$) (10,000 tpd in 2026)

Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
OPEX	356,525,410	326,759,546	296,993,682	267,227,819	237,461,955	207,696,091	177,930,228
CAPEX	332,231,378	310,563,525	288,895,672	267,227,819	245,559,966	223,892,112	202,224,259
Gross Income	37,685,377	114,199,525	190,713,672	267,227,819	343,741,966	420,256,113	496,770,260
Cu%	107,826,156	160,960,043	214,093,931	267,227,819	320,361,706	373,495,594	426,629,482
Ag g/t	239,147,289	248,507,465	257,867,642	267,227,819	276,587,995	285,948,172	295,308,349
Au g/t	243,812,186	251,617,397	259,422,608	267,227,819	275,033,030	282,838,241	290,643,452

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 22-8: Sensitivity Analysis – 10,000 tpd in 2026

Source: Sierra Metals, 2020

Figure 22-9: Sensitivity NPV Vs Discount Rate – 10,000 tpd in 2026

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Table 22-10: Sensitivity Analysis NPV - 12,000 Tonnes/Day (US$) (12,000 tpd in 2024)

Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
OPEX	380,691,470	348,487,530	316,283,590	284,079,651	251,875,711	219,671,771	187,467,831
CAPEX	362,035,513	336,050,225	310,064,938	284,079,651	258,094,363	232,109,076	206,123,788
Gross Income	37,343,185	119,866,092	201,972,871	284,079,651	366,186,430	448,293,209	530,399,988
Cu%	113,013,652	170,035,652	227,057,651	284,079,651	341,101,650	398,123,649	455,145,649
Ag g/t	254,231,316	264,180,761	274,130,206	284,079,651	294,029,095	303,978,540	313,927,985
Au g/t	258,664,660	267,136,323	275,607,987	284,079,651	292,551,314	301,022,978	309,494,641

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 22-10: Sensitivity Analysis – 12,000 tpd in 2024

Source: Sierra Metals, 2020

Figure 22-11: Sensitivity NPV Vs Discount Rate – 12,000 tpd in 2024

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Table 22-11: Sensitivity Analysis NPV - 12,000 Tonnes/Day (US$) (12,000 tpd in 2026)

Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
OPEX	356,905,865	327,547,843	298,189,821	268,831,800	239,473,778	210,115,756	180,757,735
CAPEX	343,449,866	318,577,177	293,704,489	268,831,800	243,959,111	219,086,422	194,213,733
Gross Income	31,139,537	111,569,912	190,383,028	268,831,800	347,280,571	425,729,342	504,178,114
Cu%	104,970,830	159,857,361	214,344,580	268,831,800	323,319,019	377,806,238	432,293,458
Ag g/t	240,138,224	249,702,749	259,267,274	268,831,800	278,396,325	287,960,850	297,525,375
Au g/t	244,742,619	252,772,346	260,802,073	268,831,800	276,861,527	284,891,254	292,920,981

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 22-12: Sensitivity Analysis – 12,000 tpd in 2026

Source: Sierra Metals, 2020

Figure 22-13: Sensitivity NPV Vs Discount Rate – 12,000 tpd in 2026

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Table 22-12: Sensitivity Analysis NPV - 15,000 Tonnes/Day (US$) (15,000 tpd in 2024)

Sensitivity	-30%	-20%	-10%	0%	10%	20%	30%
OPEX	377,549,280	347,734,686	317,920,093	288,105,499	258,290,905	228,476,311	198,661,717
CAPEX	381,454,960	350,338,473	319,221,986	288,105,499	256,989,012	225,872,525	194,756,038
Gross Income	26,980,168	114,114,539	201,138,952	288,105,499	375,072,045	460,877,379	546,521,155
Cu%	106,912,743	167,359,879	227,732,689	288,105,499	348,478,308	408,544,919	468,022,465
Ag g/t	256,774,015	267,217,843	277,661,671	288,105,499	298,549,327	308,993,155	319,436,982
Au g/t	260,792,582	269,896,888	279,001,193	288,105,499	297,209,804	306,314,110	315,418,415

Source: Sierra Metals, 2020

Source: Sierra Metals, 2020

Figure 22-14: Sensitivity Analysis – 15,000 tpd in 2024

Source: Sierra Metals, 2020

Figure 22-15: Sensitivity NPV Vs Discount Rate – 15,000 tpd in 2024

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22.1	Risk Assessment

The Bolivar Mine experiences risks that are similar to those faced by any other base and precious metals mining operation. The mine features several positive characteristics which significantly reduce the risks involved with the mine’s continued operation. These include, but are not limited to, many years of proven mine extraction and processing history, knowledge and experience, a favourable regulatory climate with existing agreements and permits for operations, access, power, water and land use, and the ability to further reduce unit costs by increasing the production rate.

Table 22-13 provides a list of the potential risks associated with the continued operation of the Bolivar Mine, each of which has been assigned a risk rating. The risks related to each category for Bolivar (operations, economics, technical, and other) are rated as “Low” or “Medium”. No risks are assigned a “High” rating.

Table 22-13: Bolivar Mine – Risk Assessment

Risk Rating
Risk	Low	Medium	High
Operations
LOM Schedule
Production Expansion
Infrastructure

Economics
Opex
Capex
Metal prices
Off-site treatment costs
Marketing agreements

Technical
Resources/Exploration
Geotechnical/Hydrogeological
Mining
Backfill
Pillar recovery
Processing
Tailings Storage

Other
Permits
Social License
Environment

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Operations

The risks associated with the continued operation of the Bolivar Mine are considered low. The operation is in production and has been for many years. The LOM schedule is based on actual productivity data, not on engineering estimates, and is therefore considered to be realistic. There are opportunities to increase revenues and reduce operating costs by selling magnetite, lower unit operating costs by increasing the production rate, explore opportunities to recover mineralized material from pillars, and to place tailings underground for reduced surface tailings storage costs. There is no major infrastructure to construct such as a mill or tailings facilities, except the new TSF, as these already exist, as do other important infrastructure elements such as power, water, offices and road access.

Capital is being spent on the development of an underground haulage tunnel which will benefit the mine by lowering mineralized material transport costs and by improving transport reliability. Additional capital investments will be required to support an increase in the production rate (mining equipment, plant and TSF expansion, UG ventilation, backfill plant) and these costs have been included in the economic analysis.

Economics

Operating costs are based on actual production data and are therefore more accurate than estimated operating costs normally found in PEA reports. These costs form the basis of the base case (5,000 tpd) and have been conservatively factored to estimate the operating costs for higher production rates. As shown in Section 22 of this PEA report, the NPV is moderately sensitive to changes in capital cost and therefore capital cost control will be important as the mine undertakes new capital expenditures to support production expansion.

Bolivar enjoys relatively robust economics as shown in Section 22 and has pre-existing, long-term concentrate supply agreements that help to mitigate off-site risks and provide cost certainty. Nonetheless, the mine cannot control metals prices and therefore metal price fluctuations are considered to be a medium risk.

Technical

This PEA report includes Inferred Resources in the LOM schedule. Inferred Resources are too speculative to be used in an economic analysis, except as allowed for by NI 43-101 standards in PEA studies. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Inferred Resources can be converted to Indicated or Measured Resources or Mineral Reserves, and as such, there is no certainty that the results of this PEA will be realized. As such, the Mineral Resource risk for the Bolivar Mine is considered to be medium. More exploration work will be required to establish increases in Measured and Indicated Resources.

The geotechnical knowledge of the Bolivar Mine is good, and the stope and ground support designs derived from this knowledge have served the mine well. The mineralized zones yet to be developed are not considered materially different than the zones being currently mined. The mine is also very dry and there are no known hydrogeological issues or concerns. As such, the geotechnical and hydrogeological risks are deemed to be low. The mining methods employed at the mine are time-tested and proven. The only noted risk with the mining is that the recovery of mineralized material in longhole stopes with dip angles of less than 50 degrees can result in less effective recovery of mineralized material.

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The use of tailings as backfill and the mining of pillars will be new operational processes for Bolivar that require further study and evaluation. As such, these have been deemed to be medium risks. It should be noted however, that the mine has operated successfully for years without the benefit of these two processes and therefore if the Bolivar Mine elects to not proceed with tailings backfill or with pillar recovery, the mine can continue to operate, just as it does today.

The processing plant and its related tailings storage areas have been in operation for many years. The operations staff at the plant understand the mineralogy of the Bolivar Mine and the plant has demonstrated its success with the cost-effective generation of mineral concentrate. There are no indications that mill feed from any of the unmined mineralized zones in Bolivar are different metallurgically from the zones currently being mined. Therefore, processing and tailings storage risks are considered to be low.

Other

The mine is legally permitted for full mining operations, access, water, power and land use. The mine conforms with all regulatory requirements and is recognized as a safe and efficient mining operation and is noted to be a good employer in the region. The risks associated with Permits, Social License and the Environment are all considered to be low.

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23	Adjacent Properties

SRK is not aware of any adjacent properties to the Bolivar Mine as defined under NI 43-101.

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24	Other Relevant Data and Information

There is no other relevant information or explanation necessary to make the Technical Report understandable and not misleading.

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25	Interpretation and Conclusions

25.1	Geology and Mineral Resources

SRK is of the opinion that the MRE has been conducted in a manner consistent with industry standards and that the data and information supporting the stated Mineral Resources are sufficient for declaration of Indicated and Inferred classifications of resources. SRK has not classified any of the resources in the Measured category due to some uncertainties regarding the data supporting the MRE.

General deficiencies related to the Geology and Mineral Resources of Bolivar include:

•	No QA/QC program was conducted prior to 2016. This has been addressed by a limited resampling campaign of historical drill core and a more recent QA/QC program that was implemented in 2016. Continuation of the current QA/QC program will be required in order to achieve Measured Resources which generally are supported by high resolution drilling and sampling data that feature consistently implemented and monitored QA/QC.

•	There is limited to no downhole deviation survey data for the historic drilling. The survey data obtained to date show significant deviations from planned orientations as well as local downhole deviations that influence the exact position of mineralized intervals.

•	There is currently insufficient density sampling and analysis to adequately define this characteristic for the different lithological units and mineralization types in the various areas of the project. Correlation of density to mineralization characteristics is important for this type of deposit and therefore additional density sampling and analysis will be required for all future drilling.

•	There is inadequate detailed structural geology data collection from drill core to support interpretation of local mineralization controls and geotechnical characteristics.

•	A significant portion of the current sample database is missing gold analysis and therefore the current Mineral Resources and Reserves may not accurately reflect the true value of Bolivar mineralization locally.

•	Bolivar currently does not have an adequate production reconciliation system to allow for robust comparison of mill production to mine forecasts.

25.2	Mineral Reserve Estimate

A Mineral Reserve has not been estimated for the project as part of this PEA.

25.3	Metallurgy and Processing

Sierra Metals operates a conventional concentration plant consisting of crushing, grinding, flotation, thickening and filtration of the final concentrate. Flotation tails are disposed of in a conventional TSF. Mineralized material feed during year 2019 reached a total of 1,269,697 t, equivalent to an average of 105,000 t/m, or 3,500 tpd. There has been a steady increase in the production rate, and daily production rates in the latter part of 2019 frequently exceeded 4,000 tpd. As described in Section 16, the mine has made significant improvements to the on-site management team and increased its engineering resources in 2019, and the mine has greatly improved the mechanical availability of its underground mining fleet and production in early 2020 has exceeded 4,000 tpd numerous times. The mine is on track to hit a steady-state production rate of 5,000 tpd in 2020.

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During 2019, production of copper concentrate consistently ranged between approximately 2,370 t/m and 3,850 t/m, equivalent to roughly a 2.9% mass pull. The monthly average concentrate consistently reached commercial quality with copper grade averaging 24.1% Cu and credit metals content in concentrate averaging 531.6 g/t silver and 5.57 g/t gold.

Piedras Verdes expenditure allocation and cost structure needs revision to ensure that the minimum possible number of items fall within the “Other” category. Currently the “Other” category is the largest one in the Piedras Verdes cost structure at 23% and should be no larger than 5%.

There is a high level of month-to-month variability for both tonnes and head grade. Better integration between geology, mine planning and processing can significantly reduce the variability. Additional work is also needed in the processing facilities to stabilize the operation. Improvements include the implementation of a preventive maintenance program and training programs to improve operators’ skill, with the ultimate objective of improving metal recovery and lowering operating cost, while maintaining or improving concentrate quality.

25.4	Environmental, Permitting and Social

Based on communications with representatives from Sierra Metals, it does not appear that there are currently any known environmental issues that could materially impact the extraction and beneficiation of Mineral Resources or Reserves at Bolivar Mine.

More recent geochemical characterization data suggest that some of the more recent material from the underground mine may be potentially acid generating. Additional investigation of the current materials being deposited into the tailings impoundment may be warranted; however, given the dryness of the Chihuahuan Desert, this may not be a material issue for the project.

The required permits for continued operation at the Bolivar Mine, including exploration of the site, have been obtained, based on information provided to SRK by Sierra Metals. Currently, SRK is not aware of any outstanding permits or any non-compliance at the project or nearby exploration sites.

SRK’s scope of work did not include an assessment of the veracity of the closure cost estimate completed in 2017 by Treviño Asociados Consultores; however, based on projects of similar nature and size within México, the estimate appears low in comparison. SRK recommends that Sierra Metals conduct an outside review of this estimate, with an emphasis on benchmarking against other projects in northern México.

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25.5	Economic Analysis

Sierra Metals makes the following interpretations and conclusions:

The PEA considered seven different production rates for the Bolivar Mine:

•	5,000 tpd (base case)

•	7,000 tpd in 2024

•	10,000 tpd in 2024

•	10,000 tpd in 2026

•	12,000 tpd in 2024

•	12,000 tpd in 2026

•	15,000 tpd in 2024

As shown in Section 22, the production rate option of 15,000 tpd (2024) has the highest incremental NPV with respect to the other options and both the 10,000 tpd (2024) and 12,000 tpd (2024) options have better returns than their 2026 counterparts. It was also found that the incremental benefit generated by increasing the production rate from 5,000 tpd to 10,000 tpd is very significant with an incremental post tax NPV of $57.4 M and an incremental post tax IRR of 28%. However, the incremental benefit generated by increasing the production rate to 12,000 tpd or 15,000 tpd is far less significant and given that trebling the production rate could potentially present significant operational challenges, Sierra Metals therefore selected the 10,000 tpd (2024) production rate as the preferred option.

The 10,000 tpd (2024) proposed mine plan requires a capital requirement (initial and sustaining) of US$ 317 M over the life of mine; efficiencies associated with higher throughputs are expected to drive a reduction in operating costs on a per tonne basis. This PEA indicates a post tax NPV (8%) at 10,000 tpd (in 2024) of US$ 283 M. Total operating cost for the life of mine is US$ 827 M, equating to a total operating cost of US$ 19.77 per tonne milled and US$ 1.16 per pound copper equivalent.

Not included in the economic analysis is the potential sale of magnetite. Sierra Metals is currently studying this potential development and believes that doing so could result in the following outcomes:

1.	Reduction of overall tailings management costs (less tailings to be handled and stored, reduced tailings storage development capital);

2.	Impact on future closure costs (reduced closure costs); and

3.	Impact on revenue (increased sales revenue).

The proposed mine plan is conceptual in nature and would benefit from further, more definitive, investigation.

The Piedras Verdes processing plant can be adapted to process 10,000 tpd and would require:

•	Temporary shutdown to overhaul equipment;

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•	Purchase of mobile jaw and cone crushers; and

•	Overhaul and reintroduction of idle equipment.

The availability of tailings storage capacity is a risk to the proposed mine plan, but it is noted that there is ample underground storage that could be utilized for the storage of tailings and the financial analysis has allowed for capital and operating costs for the operation of a tailings backfill plant.

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26	Recommendations

26.1	Recommended Work Programs and Costs

SRK recommends the following action items for Bolivar:

26.1.1	Geology and Mineral Resources

SRK recommends the following action items for Bolivar:

•	Complete downhole surveys for all exploration and delineation drill holes using a non-magnetic downhole survey instrument

•	Continue to improve upon the current sample assay QA/QC program and monitor progress of the program over time to identify trends in the preparation and analytical phases of sample analysis.

•	Complement the QA/QC protocol using additional controls including coarse blanks, twin samples, fine and coarse duplicates, and a second lab control using a certified laboratory to control de different phases of the preparation and chemical analysis process.

•	Document the failures in the quality control protocol and the correction measurements taken.

•	Implement a consistent density testing program including the representative selection of drill core from the different lithological units and mineralization types for the various areas of Bolivar and La Sidra. Multiple density samples should be collected from every drill hole so that local density fluctuations can be assessed.

•	Density samples should be submitted for geochemical analysis to allow for correlation of density to mineralization type and extent.

•	Density check samples (approximately 5 to 10% of total) should be submitted to a third-party independent laboratory such as ALS Minerals for testing using ASTM standards as part of the QA/QC program. These samples should also be analyzed using the current methods employed by Sierra and reviewed to ensure that the mine site analytical performance is reasonable.

•	Drill core samples previously not analyzed for gold content should be re-analyzed for gold content. Current Mineral Resources and Reserves may not reflect the true value of the mineralization and metal content due to missing gold analysis. All future drill core samples should be submitted for the full suite of geochemical analyses.

•	Delineation and infill drilling are recommended in areas of Inferred Mineral Resources to facilitate upgrading to higher confidence resource categories (i.e. Indicated or Measured Mineral Resource) to support life of mine planning activities. A drill hole spacing study should be completed to provide guidance on drill hole density requirements.

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26.1.2	Mining and Geotechnical

•	Detailed structural geology data collection (i.e. oriented drill core) should be implemented for all future drill holes to allow for more detailed analysis of mineralization controls and geotechnical assessments to support mine design.

•	Continue to develop a site wide litho-structural model to support exploration, Mineral Resource delineation and mine design activities.

•	Undertake a study for the potential of extracting mining pillars to increase mineable inventory.

•	SRK notes that the use of longhole mining methods in stopes with dip angles of less than 50 degrees can result in less effective ore recovery. Ore can get hung up on the relatively shallow footwall and thus be difficult to bring down to the mucking horizon. One potential solution is the creation of a false footwall developed at a steeper dip angle to promote better ore recovery. An examination of methods to improve ore recovery in these instances should be considered.

•	Undertake a backfill study to determine the suitability of using tailings as backfill in stopes.

•	Implement a production reconciliation system to allow for proper reconciliation of mill production to mine forecasts. This should include the development of a dynamic grade control model to support short- and long-term mine planning activities.

•	Further study on the potential benefits of selling magnetite.

26.1.3	Tailings Management

The existing tailings storage facility (TSF) is comprised of several sub-sections identified as TSF1 through TSF5. Expansion beyond TSF5 will consist of the construction of a New TSF, located to the west of the existing TSF. As part of the overall tailings management plan, Bolivar is moving to filtered tailings and in the latter part of 2020, dry-stack tailings will begin to be placed in the New TSF.

All permits are in place for TSF1 through TSF5, and for the New TSF. Sierra Metals allocated US$1 million in 2018 and US$3 million in 2019 for the TSF expansion civil works.

This PEA contemplates the use of underground storage of tailings as backfill although no studies have yet been conducted. SRK recommends that an analysis of utilizing tailings as backfill in the underground mine should be carried out, and a trade-off study completed. The underground storage of plant tailings would serve to significantly reduce the TSF volume required for surface storage and could enable a mine pillar recovery plan.

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26.1.4	Environmental, Permitting and Social or Community Impact

SRK has the following recommendations regarding environment, permitting, and social or community impact at Bolivar:

•	Surface road fugitive dust emissions should be continually managed in order to avoid jeopardizing the mine’s social license and incurring a compliance violation from the regulatory authorities.

•	SRK recommends that Sierra Metals contract an independent, outside review of the closure cost estimate, with an emphasis on benchmarking against other projects in northern Mexico. This may require a site investigation and the preparation of a more comprehensive and detailed closure and reclamation plan before a closure specialist evaluates the overall closure approach and costs.

•	Based on the 2016 geochemical characterization data, a more robust and comprehensive closure program for the tailings should be undertaken with an emphasis on closure of the existing facilities in such a manner as to not pose a risk to local groundwater resources.

Permits of underground water extraction and surface water utilization were not found. New permits for wastewater discharge were obtained in December 2019.

26.1.5	Costs

Table 26-1 lists the estimated cost for the recommended work described in Section 26.

Table 26-1: Summary of Costs for Recommended Work

Category	Work	Cost US$
Geology and Resources	Drilling*	1,627,500
Mining	Mine ventilation survey and whole-of-mine plan	100,000
Mining	Pillar extraction study (includes review of use of tailings as backfill)	350,000
Environmental & Social	Closure cost estimate and benchmarking exercise	50,000
Environmental & Social	Development of tailings closure plan	25,000
Total		$2,152,500

Source: Sierra Metals, 2020

Note: * Drilling costs assume ~15,500 meters @ US$105/m drilling costs.

Scope of drilling is difficult to assess without understanding the density of drilling required to support Mineral Resource delineation.

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27	References

Burō Hidrōlogico Consultoría (2016). Geological Survey of the Current Tailings Facility at Piedras Verdes, Chihuahua. (Reconocimiento Geológico en el Actual Depósito de Jales en Piedras Verdes, Chihuahua). Ing. Rubén Martínez Guerra, Ing. Yolanda Dolores Inez and Ing. Alejandra B. Mayo Vera. May, 2016, 6pp.

Burō Hidrōlogico Consultoría (2016). Final Report of the New Tailings Facility at Piedras Verdes, Chihuahua. (Informe Final del Nuevo Deposito de Jales en Piedras Verdes, Chihuahua). June 2016, 62pp.

Burō Hidrōlogico Consultoría (2016). Report on Technical Visit to Monitor Work Progress at Piedras Verdes, Chihuahua (Visita Técnica de Seguimiento de los Trabajos en Piedras Verdes, Chihuahua). Ing. Rubén Martínez Guerra, Samuel Colín López, Alejandro Rodríguez Pérez. September 2016, 15pp.

CIM (2014). Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014.

Sierra, (2016, 2017). Multiple unpublished reports, tables, maps, and figures. Provided by Sierra Metals and its subsidiaries.

Gustavson, (2013). NI 43-101 Technical Report Bolivar Mine, Chihuahua State, Mexico. Prepared for Sierra Metals Inc., by Gustavson Associates, Donald E. Hulse, Zachary Black, Karl D. Gurr, and Deepak Malhotra, Lakewood, Colorado, USA, May 31, 2013, 188pp.

Lunder, P.J., and Pakalnis, R., 1997, "Determining the strength of hard rock mine pillars," Bull. Can. Inst. Min. Metall., Vol. 90.

Meinert L.D., (2007). Unpublished internal company reports. Prepared by Lawrence D. Meinert, Department of Geology, Smith College, Northampton, MA, January 2007.

Ray, G.E., and Webster, I.C.L., (1991). An Overview of Skarn Deposits, in McMillan, W.J. and others, eds., Ore Deposits, Tectonics, and Metallogeny in the Canadian Cordillera: British Columbia Ministry of Energy, Mines, and Petroleum Resources paper 1991-4, p.213-252.

REDCO, 2018. Bolivar_NI43-101_MiningReserveReport_REDCO_rev4.docx

Reynolds M, (2008). Stratigraphy, Mineralogy and Geochemistry of The Bolivar Cu-Zn Skarn Deposit, Chihuahua, Mexico. Thesis submitted to the Department of Geology, Smith College. May 2008. 115pp.

Sierra Metals, (2010). Management Discussion and Analysis for the year ended December 31, 2009. Retrieved from http://www.sierrametals.com/investors/financial-information/financial-reports/default.aspx.

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Sierra Metals, (2011). Management Discussion and Analysis for the year ended December 31, 2010. Retrieved from http://www.sierrametals.com/investors/financial-information/financial-reports/default.aspx.

Sierra Metals, (2011). Press Release: Sierra Reports Another Record Production and Financial Results in the Third Quarter 2011 and Declares Commercial Production at Bolivar Mine. Retrieved from http://www.sierrametals.com/investors/news-releases/2011/default.aspx.

Sierra Metals, (2016). Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2016. Retrieved from http://www.sierrametals.com/investors/financial-information/financial-reports/default.aspx.

Sierra Metals, (2016). Management Discussion and Analysis for the three and nine months ended September 30, 2016. Retrieved from http://www.sierrametals.com/investors/financial-information/financial-reports/default.aspx.

SNL Financial LC, (2017). Bolivar area claim map. Retrieved from https://www.snl.com.

SRK, (2016). NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico, Effective Date: June 30, 2016, Report Date: September 9, 2016

SRK, (2017). NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico, Effective Date: October 31, 2017, Report Date: June 28, 2018

SRK, (2017). Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico, Effective Date: October 31, 2017, Report Date: August 21, 2018

SRK, (2020). NI 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico, Effective Date: December 31, 2019, Report Date: May 8, 2020

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28	Glossary

The Mineral Resources have been classified according to CIM (CIM, 2014). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, as defined below.

A Mineral Reserve was not estimated for this PEA report.

28.1	Mineral Resources

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

28.2	Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

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A Mineral Reserve was not estimated for this PEA report.

Table 28-1: Definition of Terms

Term	Definition
Assay	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure	All other expenditures not classified as operating costs.
Composite	Combining more than one sample result to give an average result over a larger distance.
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG)	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution	Waste, which is unavoidably mined with ore.
Dip	Angle of inclination of a geological feature/rock from the horizontal.
Fault	The surface of a fracture along which movement has occurred.
Footwall	The underlying side of an orebody or stope.
Gangue	Non-valuable components of the ore.
Grade	The measure of concentration of gold within mineralized rock.
Hangingwall	The overlying side of an orebody or slope.
Haulage	A horizontal underground excavation which is used to transport mined ore.
Hydrocyclone	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.
Igneous	Primary crystalline rock formed by the solidification of magma.
Kriging	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological	Geological description pertaining to different rock types.
LoM Plans	Life-of-Mine plans.
LRP	Long Range Plan.
Material Properties	Mine properties.
Milling	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease	A lease area for which mineral rights are held.
Mining Assets	The Material Properties and Significant Exploration Properties.
Ongoing Capital	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve	See Mineral Reserve.
Pillar	Rock left behind to help support the excavations in an underground mine.
RoM	Run-of-Mine.
Sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting	A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.
Stope	Underground void created by mining.
Stratigraphy	The study of stratified rocks in terms of time and space.
Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide	A sulfur bearing mineral.
Tailings	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening	The process of concentrating solid particles in suspension.
Total Expenditure	All expenditures including those of an operating and capital nature.
Variogram	A statistical representation of the characteristics (usually grade).

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28.3	Abbreviations

The following abbreviations may be used in this report.

Table 28-2: Abbreviations

Abbreviation	Unit or Term
AA	atomic absorption
Ag	silver
Au	gold
AuEq	gold equivalent grade
bhp	brake horsepower
°C	degrees Centigrade
CoG	cut-off grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
cfm	cubic feet per minute
CV	Coefficient of variation
°	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
g	gram
gal	gallon
g/L	gram per liter
g-mol	gram-mole
gpm	gallons per minute
g/t	grams per tonne
ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
ICP	inductively coupled plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
kg	kilogram
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
ktpd	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
L/sec	liters per second
L/sec/m	liters per second per meter
lb	pound
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level

CK/JJ	October 2020

SRK Consulting

2US043.005 Sierra Metals Inc. Bolivar_Technical_Report_PEA	Page 224

Abbreviation	Unit or Term
mg/L	milligrams/liter
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
Moz	million troy ounces
Mt	million tonnes
MW	million watts
m.y.	million years
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
oz	troy ounce
%	percent
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	run of mine
RQD	Rock Quality Designation
SEC	U.S. Securities & Exchange Commission
sec	second
t	tonne (metric ton) (2,204.6 pounds)
t/h	tonnes per hour
t/d and tpd	tonnes per day
t/m and tpm	Tonnes per month
t/y	tonnes per year
TSF	tailings storage facility
µm	micron or microns
V	volts
W	watt
XRD	x-ray diffraction
y	year

CK/JJ	October 2020

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

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